As filed with the Securities and Exchange Commission on


                          February 28, 2003


                                              Registration No. 333-60760
                                                               811-10373
------------------------------------------------------------------------
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                        ---------------
                           FORM N-2
               (Check Appropriate Box or Boxes)

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    / X /
                                                                    ----
                                                                    ----
                  Pre-Effective Amendment No.                      /   /
                                                                    ----
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                Post-Effective Amendment No. 2                     / X /


                           and/or                                   ----
                                                                    ----

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY       / X /
                        ACT OF 1940                                 ----
                                                                    ----


                      Amendment No. 4                              / X /


               (Check appropriate box or boxes)                     ----

                       ---------------
               TH LEE, PUTNAM INVESTMENT TRUST
        (Exact Name of Registrant as Specified in Charter)

      One Post Office Square, Boston, Massachusetts 02109
          (Address of Principal Executive Offices)

      Registrant's Telephone Number, including Area Code
                        (617) 292-1000

                   CHARLES A. RUYS DE PEREZ
                        VICE PRESIDENT
               TH LEE, PUTNAM INVESTMENT TRUST
                    ONE POST OFFICE SQUARE
                 BOSTON, MASSACHUSETTS 02109
          (Name and Address of Agent for Service)

                           Copies to:
John E. Baumgardner, Jr., Esq.               William H. Woolverton, Esq.
Sullivan & Cromwell                          Putnam Investments
125 Broad Street                             One Post Office Square
New York, New York 10004                     Boston, Massachusetts  02109

It is proposed that this filing will become effective pursuant to Rule
486:

                   (check appropriate box)
----
/ X /  immediately upon filing pursuant to paragraph (b).
----
----
/   /  on (date) pursuant to paragraph (b).
----
----
/   /  on (date) pursuant to paragraph (a)(1)
----
----
/   /  60 days after filing pursuant to paragraph (a).
----
----
/   /  on (date) pursuant to paragraph (a).
----
If appropriate, check the following box:
----
/   /  this post-effective amendment designates a new
----  effective date for a previously filed post-effective amendment.
----
/   /  this form is filed to register additional securities
---- for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is - ______.


                            CROSS REFERENCE SHEET
                         PARTS A AND B OF PROSPECTUS

ITEM NO.           CAPTION                           LOCATION IN PROSPECTUS

1. Outside Front Cover Page..........................Outside Front Cover Page

2. Inside Front and Outside Back Cover Page..........Inside Front and Outside
                                                     Back Cover Page

3. Fee Table and Synopsis............................Summary of Fund Expenses

4. Financial Highlights..............................Not Applicable

5. Plan of Distribution..............................Outside Front Cover
                                                     Page; The Offering

6. Selling Shareholders..............................Not Applicable

7. Use of Proceeds...................................Use of Proceeds

8. General Description of the Registrant.............Outside Front Cover
                                                     Page; Investment
                                                     Objective and Principal
                                                     Strategies; Risk
                                                     Factors; General
                                                     Information

9. Management........................................Management of the Fund;
                                                     Use of Proceeds

10. Capital Stock, Long-Term Debt, and
    Other Securities.................................Common Shares;
                                                     Distribution
                                                     Policy; Taxes

11. Defaults and Arrears on Senior Securities........Not Applicable

12. Legal Proceedings................................Not Applicable

13. Table of Contents of the Statement of
    Additional Information...........................Table of Contents of
                                                     Statement of Additional
                                                     Information

14. Cover Page of SAI................................Cover Page (SAI)

15. Table of Contents of SAI.........................Table of Contents (SAI)

16. General Information and History..................Not Applicable

17. Investment Objective and Policies................Additional Investment
                                                     Policies (SAI)

18. Management.......................................Trustees and Officers
                                                     (SAI); Investment
                                                     Advisory and Other
                                                     Services (SAI)

19. Control Persons and Principal
    Holders of Securities............................Not Applicable

20. Investment Advisory and Other Services...........Investment Advisory and
                                                     Other Services (SAI)

21. Brokerage Allocation and Other Practices.........Additional Investment
                                                     Policies (SAI)

22. Tax Status.......................................Not Applicable

23. Financial Statements.............................Financial Statements (SAI)


TH Lee, Putnam
Emerging Opportunities Portfolio

Common Shares

------------
PROSPECTUS

February 28, 2003

-----------

PROSPECTUS

TH Lee, Putnam Emerging Opportunities Portfolio
Common Shares

Investment Objective. The Fund is a non-diversified, closed-end management investment company. The Funds investment objective is to seek long-term capital appreciation.

Investment Strategy. The Fund invests at least 80% of its assets in publicly traded growth stocks and privately issued venture capital investments. The Fund may invest up to 50% of its portfolio in private equity investments, which are expected to be primarily late-stage venture capital investments in companies that plan to conduct an initial public offering, or IPO, within one to three years. We refer to these types of companies as venture capital companies. Securities of venture capital companies are expected to constitute a significant portion of the Funds total assets over time, and may exceed 50% of total assets under certain circumstances. There will normally be no public market for the shares of a venture capital company at the time of the Funds investment, and there can be no assurance that a planned IPO will ever be completed. The Fund may also invest up to 5% of its total assets in private equity funds, such as venture capital funds, that are managed by other investment professionals who may or may not be affiliated with the Funds investment manager.


Investment Manager. The Funds investment manager is TH Lee, Putnam Capital Management, LLC, referred to as the Manager.

                                         (continued on following page)

Investing in the Funds shares involves a high degree of risk. See Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Shares may be purchased at their net asset value next determined after an order is accepted by the Fund, plus the applicable sales load. The price for purchases of less than $500,000 will include a sales load of 4.5%. The price for purchases of $500,000 or more, but less than $1.0 million, will include a sales load of 3.5%. The price for purchases of $1.0 million or more, but less than $1.5 million, will include a sales load of 2.5%. The price for purchases of $1.5 million or more will include a sales load of 1.5%.

The Fund pays a shareholder servicing fee to each broker or dealer that is not affiliated with the Fund or the Manager and that has entered into a shareholder servicing agreement with the Fund at the initial annual rate of 0.25% of the net asset value of the outstanding shares owned by customers of such brokers or dealers. Putnam Retail Management, L.P. will pay from its own resources additional compensation to each of UBS PaineWebber Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and A.G. Edwards & Sons, Inc. in connection with the sale and distribution of the shares of up to 1% of the public offering price of the shares sold by that firm, subject to certain conditions.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information, or SAI, dated as of the date of this prospectus, has been filed with the Securities and Exchange Commission. The SAI is available upon request and without charge by writing the Fund at One Post Office Square, Boston, Massachusetts 02109 or by calling 1-800-225-1581. The SAI is incorporated by reference into this prospectus in its entirety. The SAI and other information about the Fund are also available on the SECs website (http://www.sec.gov). The address of the SECs Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.


Prospectus dated February 28, 2003.




(continued from previous page)

Lack of Trading Market. The Funds shares are not listed on any securities exchange, and no secondary market is expected to develop for the Funds shares. In addition, even if any such market were to develop, the shares of closed-end funds frequently trade at a discount from net asset value, which creates a risk of loss for investors in the Fund.

Restrictions on Transfer. The Funds shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors (as defined in this prospectus) and who hold their shares through brokers and dealers that have entered into shareholder servicing agreements with the Fund. Investors may not be able to sell their shares. If a shareholder attempts to transfer shares to someone who is not a Qualified Investor or to an account with a broker or dealer that has not entered into an agreement with the Fund, the transfer will not be permitted. See Investor Qualifications and Transfer Restrictions."

Repurchase Offers. In order to provide a limited degree of liquidity to shareholders, the Fund makes quarterly offers to repurchase 5% of its outstanding shares at their net asset value. The net asset value of a share at the time of repurchase may be more or less than the price originally paid for that share and, under adverse conditions, may be substantially less. In addition, valuation of the Funds investments in venture capital companies involves subjective judgments that make it difficult to determine a precise net asset value per share. Tendering shareholders may not have all of their tendered shares repurchased by the Fund. Repurchase offers occur each January, April, July and October. See Repurchase Offers."

Investment Management and Incentive Fees. The Fund pays the Manager an investment management fee at an annual rate of 1.2% of the Funds average daily net assets. The Fund will also pay the Manager an annual incentive fee equal to 20% of the Funds net gains on securities of companies that were purchased by the Fund as private equity investments and which were sold or have subsequently become publicly traded. As indicated above, the Fund may invest up to 50% of its portfolio in private equity investments. The incentive fee relating to any investment will become payable only after the securities are sold or the issuing company completes an IPO and any related lock-up" period on the Funds securities has expired. Any investments by the Fund in private equity funds are also subject to the incentive fee, but only on amounts that are actually distributed to the Fund. No incentive fee is payable in respect of the Funds investment in securities of a class that was publicly traded at the time of the Funds investment unless the Funds holdings were subject to a contractual limitation on transfer or lock-up for at least 90 days. The incentive fee structure presents risks that are not present in funds without an incentive fee. The overall fees payable by the Fund and its shareholders are much higher than those paid by most other public funds. See Management of the Fund - Incentive fee."

The Offering.   The Fund is offering its shares at net asset value plus
the applicable sales charge. The Fund may accept orders for the purchase of shares on any business day but is not obligated to do so. The Fund currently intends to accept orders at the end of each month. The Fund reserves the right to add additional closing dates, reduce the number of closing dates or discontinue this offering at any time. The Fund may also offer its shares from time to time after the termination of this offering, also at net asset value plus the applicable sales charge. Any future offerings of the Funds shares will be subject to a determination by the Funds trustees that further investment would be in the Funds best interest. The Fund reserves the right to reject any application for an investment in the Fund.

Putnam Retail Management, L.P. is the distributor of the Funds shares. Shares are available to investors through selected broker-dealers.

Investor Qualifications. Shares are offered only to investors who have a net worth of more than $1,500,000, including any amount invested in the Fund, or who otherwise meet the standard for a Qualified Investor. The minimum investment for new investors is $25,000. Investors must hold their shares through brokers and dealers that have entered into shareholder servicing agreements with the Fund. See Investor Qualifications and Transfer Restrictions."

You should rely only on the information contained in this prospectus. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.


TABLE OF CONTENTS
                                                               Page

PROSPECTUS SUMMARY                                                v
SUMMARY OF FUND EXPENSES                                          1
FINANCIAL HIGHLIGHTS                                              2
RISK FACTORS                                                      4
USE OF PROCEEDS                                                  10
INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES                    10
MANAGEMENT OF THE FUND                                           14
REPURCHASE OFFERS                                                16
CALCULATION OF NET ASSET VALUE                                   19
COMMON SHARES                                                    20
DISTRIBUTION POLICY                                              21
TAXES                                                            22
THE OFFERING                                                     22
INVESTOR QUALIFICATIONS AND TRANSFER RESTRICTIONS                24
GENERAL INFORMATION                                              25
Appendix A:  Investor Certification Form



[This page intentionally left blank.]



PROSPECTUS SUMMARY

This section is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus and in the SAI.


The Fund

TH Lee, Putnam Emerging Opportunities Portfolio, or the Fund, is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended, which we refer to in this prospectus as the 1940 Act. The Funds investment manager is TH Lee, Putnam Capital Management, LLC, or the Manager. See "Management of the Fund."

Investment Objective and
Principal Strategies

The Funds investment objective is to seek long-term capital appreciation. The Fund proposes to achieve its objective by investing at least 80% of its total assets in publicly traded growth stocks and privately issued venture capital investments.

The Fund may invest up to 50% of its portfolio in private equity investments. We refer to these types of companies as venture capital companies. Securities of venture capital companies are expected to constitute a significant portion of the Funds total assets over time, and may exceed 50% of total assets under certain circumstances. There will be no public market for the shares of a venture capital company at the time of the Funds investment, and there can be no assurance that a planned IPO will ever be completed. The Fund expects that its venture capital investments will be primarily in companies that it determines to be in the late-stage" of development, although from time to time the Fund may invest in companies that are in the early (seed") or expansion stage of development. Late stage venture capital investments are those considered by the Manager to be planning an IPO in the next one to three years. It is possible, however, that the Fund will invest only a small portion of its assets, or none at all, in venture capital companies, depending upon the availability of investment opportunities that are deemed attractive by the Manager. The Fund will not make new venture capital investments at any time when its existing venture capital investments exceed 50% of its total assets, except that the Fund may, at such times, make additional investments in venture capital companies already represented in its portfolio. After a company has completed an IPO and any related lock-up period on the Funds holdings has expired, the Fund will no longer consider that company a venture capital investment for purposes of determining the percentage of its assets that are invested in venture capital companies.

As part of its investment in venture capital companies, the Fund may invest up to 5% of its total assets in securities of private investment funds that may invest primarily in venture capital companies. With respect to the portion of the Funds assets invested in these private funds, shareholders of the Fund will pay management and incentive fees both to the Manager and, indirectly, to the manager of the private fund. The managers of these private funds may or may not be affiliates of the Manager. See Investment Objective and Principal Strategies - Venture capital investments" and Risk Factors - Investments in venture capital funds."

The Fund invests primarily in securities of U.S. issuers, but it may also invest in securities of non-U.S. issuers, either directly or through depositary receipts. Investments in non-U.S. securities involve certain risks in addition to those of technology companies generally. See Risk Factors - Investments in foreign securities." The Fund may not invest more than 25% of its total assets in non-U.S. securities, but this limit does not apply to investments in depositary receipts that are listed or quoted in the United States.

The Fund is authorized to borrow money to fund the purchase of portfolio securities (including additional investments in venture capital companies in its portfolio), to meet repurchase requests and for cash management purposes. See Investment Objective and Principal
Strategies - Borrowing; use of leverage." The use of borrowings involves a high degree of risk. See Risk Factors - Borrowing; leverage." The Fund generally intends to borrow money only in limited circumstances when attractive investment opportunities are available that would further the Funds investment objective and sufficient liquid resources are not otherwise available, or where the Manager believes it would not be prudent to sell existing portfolio holdings. The Fund may not borrow money to pay Fund expenses, including the incentive fee.

THE FUND IS A SPECULATIVE INVESTMENT AND ENTAILS SIGNIFICANT RISKS. NO REPRESENTATION OR WARRANTY IS GIVEN THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVES. SEE RISK FACTORS."


Investment Process and
Rationale

The Manager believes that investing in late-stage venture capital transactions is a natural extension of investing in growth stocks and IPOs. The Manager believes that the type of analysis applicable to IPOs is comparable to the analysis of late-stage venture investments, and therefore expects to rely on its experience in investing in connection with the Fund's investments in venture capital transactions.

The Managers investment process involves fundamental research and a bottom-up stock selection process, combined with quantitative and qualitative screens. The Manager applies a quantitative screening for possible investments and then engages in in-depth fundamental research. Among the variables considered are sales results, income, market/opportunity penetration, competitive position, growth opportunity, regulatory environment, quality of management, operating margins, earnings expectations and potential volatility of earnings. See Investment Objective and Principal Strategies - Investment process."


The Manager

TH Lee, Putnam Capital Management, LLC, which provides day-to-day portfolio management of the Fund through the Putnam Specialty Growth team and has responsibility for all of the Fund's administrative matters. The Manager is a registered investment adviser structured as a limited liability company. A majority of the interest and control of the Manager is held by subsidiaries of Putnam LLC ("Putnam"). A minority interest is held by TH Lee, Putnam Capital, LLC, which is 75% owned by principals of the Thomas H. Lee Partners, L.P. and 25% owned by affiliates of Putnam.


Investment Management Fee and
Incentive Fee

The Fund pays to the Manager (i) an investment management fee at an annual rate of 1.20% of the Fund's average daily net assets and (ii) an annual incentive fee generally equal to 20% of the Fund's net gains on securities of companies that were purchased by the Fund as private equity investments and which have subsequently been sold or become publicly traded. The incentive fee is calculated based on the aggregate incentive fee base, as explained under "Management of the Fund-- Incentive fee." The incentive fee relating to any private equity investment will become payable only after the securities are sold or the issuing company completes an IPO and any related "lock-up" period has expired. Any investments by the Fund in private equity funds are also subject to the incentive fee, but only on amounts that are actually distributed to the Fund. Fund expenses are not deducted in calculating the incentive fee. No incentive fee is payable in respect of the Fund's investment in securities of a class that was publicly traded at the time of the Fund's investment unless the Fund's holdings were subject to a contractual limitation on transfer or lock-up for at least 90 days. The incentive fee structure presents certain risks that are not present in funds without an incentive fee. As the incentive fee is based on the performance of the Fund's private equity investments only, and not the Fund as a whole, if securities acquired by the Fund as private equity investments perform well while its securities acquired in the public market decline in value, the Fund will accrue and may pay an incentive fee even though the overall performance of the Fund may be negative.
The investment management fee and the incentive fee are materially higher than the advisory fees paid by most U.S. investment companies. See "Risk Factors - Incentive fee" and "Management of the Fund - Investment management fee" and "- Incentive fee."

Administrative Services Fee

The Fund pays Putnam Fiduciary Trust Company, an affiliate of the
Manager, an administrative services fee of 0.10% of the Funds average daily net assets, for administrative services provided to the Fund.

Custodian and Transfer Agent

Putnam Fiduciary Trust Company.

Taxation

Information on the tax treatment of the Fund and its shareholders is set out under the heading Taxation."

Risk Factors

An investment in the Fund involves a high degree of risk. This includes the risks of:

* investing in a fund whose manager has limited experience in venture capital investing;

* investing in venture capital companies and venture capital funds;

* investing in securities that are illiquid and volatile;

* investing in illiquid shares of an unlisted closed-end fund;

* investing in shares that are subject to substantial transfer restrictions;

* investing in a fund that may employ leverage;

* investing in emerging industries;

* investing in a small number of industry sectors and maintaining a non-diversified" portfolio;

* investing in small companies;

* investing in securities of non-U.S. issuers; and

* investing in a fund that will pay an incentive fee

Accordingly, the Fund should be considered a speculative investment, and you should invest in the Fund only if you can tolerate a complete loss of your investment.

See "Risk Factors."

Borrowing

The Fund is authorized to borrow money to fund the purchase of portfolio securities (including additional investments in venture capital companies in its portfolio), to meet repurchase requests and for cash management purposes. The use of borrowings for financial leverage creates an increased risk of loss to the Fund's shareholders. The
Fund generally intends to borrow money only in limited circumstances when attractive investment opportunities are available that would further the Fund's investment objective and sufficient cash or other liquid resources are not otherwise available, or where the Manager believes it would not be prudent to sell existing portfolio holdings.
If the Fund borrows to finance repurchases of its shares, interest on that borrowing will negatively affect shareholders who do not tender their shares into a repurchase offer by increasing the Fund's expenses and reducing any net investment income.

The Fund is not permitted to borrow at any time that borrowings exceed 20% of its total assets, or if such a borrowing would cause the Funds aggregate borrowings to exceed 20% of its total assets, and it is not permitted to borrow for any purpose if, immediately after such borrowing, it would have an asset coverage (as defined in the 1940 Act) of less than 300%. At any time when borrowings exceed 10% of the Funds total assets, or when additional borrowing would cause the Funds aggregate borrowings to exceed 10% of its total assets, the Fund may borrow only to purchase its shares in a periodic tender offer. The Fund will seek to repay borrowings used to meet repurchase requests and for cash management purposes within one year of their incurrence. See Risk Factors - Borrowing; leverage" and Investment Objective and Principal Strategies - Borrowing; use of leverage."

Derivatives

The Fund may use derivative instruments for hedging and non-hedging purposes. The use of derivatives involves special risks and may result in losses. See "Risk Factors - Use of derivatives" and "Investment Objective and Principal Strategies - Derivatives."

Short-selling

The Fund may engage in short sales to hedge its holdings of restricted securities of companies that have conducted IPOs. It may also engage in short sales of securities that are not held by the Fund, but which the Manager determines are likely to have trading or other characteristics similar to those of securities held by the Fund that the Fund may not hedge directly. See "Risk Factors - Short sales."

Investor Qualifications

Shares are offered only to investors who have a net worth of more than $1,500,000 or who otherwise meet the requirements for a "qualified client" as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended ("Qualified Investors"). You may hold your shares only through a broker or dealer that has entered into a shareholder servicing agreement with the Fund. Before you may invest in the Fund, your financial advisor or sales representative will require a certification from you that you are a Qualified Investor and that you will not transfer your shares except to a person who is a Qualified Investor and who will hold the shares through a broker or dealer that has entered into a shareholder servicing agreement with the Fund. A form of investor certification that you may be asked to sign is attached to this prospectus as Appendix A. If you attempt to transfer your shares to someone who is not a Qualified Investor or to an account with a broker or dealer that has not entered into such an agreement with the Fund, the transfer will not be permitted and will be void. See "Investor Qualifications and Transfer Restrictions."

Investor Suitability

An investment in the Fund involves a considerable amount of risk. Because it is possible that you may lose some or all of your investment, you should not invest in the Fund unless you can afford a total loss of your investment. Prior to making your investment decision, you should
(i) consider the suitability of this investment with respect to your investment objectives and personal situation, (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs and (iii) consult your broker and financial advisor to determine whether your risk profile is suitable for this investment.


The Offering

The Fund is offering shares of its common stock at their net asset value plus applicable sales charges. The minimum investment for new investors is $25,000. The maximum sales charge of 4.5% will be reduced for purchases of $500,000 or more. See "The Offering." Putnam Retail Management, L.P. will pay from its own resources additional compensation to each of UBS PaineWebber Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and A.G. Edwards & Sons, Inc. in connection with the sale and distribution of the shares of up to 1% of the public offering price of the shares sold by that firm, subject to certain conditions. The Fund pays each broker or dealer of record that enters into a shareholder servicing agreement with the Fund a shareholder servicing fee at the annual rate of 0.25% of the net asset value of the outstanding shares beneficially owned by customers of such broker or dealer, subject to reduction or elimination over time to the extent required by applicable regulations or the requirements of the National Association of Securities Dealers, Inc. (NASD).


Distribution Policy

The Fund pays dividends on the shares annually in amounts representing substantially all of the net investment income, if any, earned each year. It is likely that many of the companies in which the Fund invests will not pay any dividends, and this, together with the Fund's relatively high expenses, means that the Fund is unlikely to have net investment income to pay dividends.

The Fund pays substantially all of any taxable net capital gain realized on investments to shareholders at least annually.

Under the Funds automatic reinvestment plan, dividends and/or capital gain distributions paid by the Fund will be reinvested in additional shares of the Fund unless a shareholder opts out," or elects not to participate. Shares will be issued under the plan at their net asset value on the ex-dividend date. There is no sales charge or other charge for reinvestment. The Fund reserves the right to suspend or limit the automatic reinvestment plan at any time. The terms of your broker-dealers automatic reinvestment plan may differ from those described in this prospectus.

Unlisted Closed-End Structure;
Limited Liquidity and
Transfer Restrictions

The Fund is a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that shareholders of a closed-end fund do not have the right to redeem their shares on a daily basis. In order to meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its assets in illiquid securities. The Fund believes that unique investment opportunities exist in the market for venture capital companies and in private funds that invest in venture capital companies. These venture capital investments are often illiquid, however, and an open-end fund's ability to make illiquid investments is limited. For this reason, the Fund is organized as a closed-end fund.

The Funds shares are not listed on any securities exchange, and there is no assurance that any secondary market will develop for the Funds shares. Shares may be held only through a broker or dealer that has entered into a shareholder servicing agreement with the Fund. You will not be able to redeem your shares on a daily basis because the Fund is a closed-end fund. In addition, the Funds shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors and who hold their shares through brokers or dealers that have entered into shareholder servicing agreements with the Fund. Brokers, dealers or the Fund may require substantial documentation in connection with a requested transfer of shares, and you should not expect that you will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. As described below, however, in order to provide a limited degree of liquidity, the Fund intends to conduct quarterly repurchase offers for a portion of its outstanding shares. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment.

Quarterly Repurchase Offers

In order to provide a limited degree of liquidity to shareholders, the Fund conducts quarterly repurchase offers. Repurchase offers occur each January, April, July and October and are completed in the following month. In each repurchase offer, the Fund intends to offer to repurchase 5% of its outstanding shares on the date repurchase offers are due at their net asset value. The net asset value of a share at the time of repurchase may be more or less than the price originally paid for that share and, under adverse conditions, may be substantially less.
 In addition, valuation of the Fund's investments in venture capital companies involves subjective judgments that make it difficult to determine a precise net asset value per share.

The Fund may offer to repurchase more than 5% (but not more than 25%) of its shares in any quarter with the approval of the board of trustees.
If the number of shares tendered for repurchase exceeds the number the Fund intends to repurchase, the Fund will repurchase shares on a pro-rata basis, and tendering shareholders will not have all of their tendered shares repurchased by the Fund. See Repurchase Offers."

To the extent the Fund finances the payment of repurchase proceeds by selling Fund investments that are liquid, the Fund will hold a larger proportion of its total assets in illiquid securities. Also, the sale of portfolio securities to finance the repurchase of shares could reduce the market price of those securities, which would in turn reduce the Funds net asset value. See Risk Factors - Repurchase offers."



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SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear.

Shareholder Transaction Expenses

Maximum sales load (as a percentage of offering price)           4.50%

Automatic reinvestment plan fees                                 None

Maximum redemption fee                                           None

Annual Expenses (except for incentive fee and any interest expense, as a percentage of net assets attributable to common stock)

Investment management fee (1)                                    1.20%

Administrative services fee                                      0.10%


Shareholder servicing fees                                       0.23%

Other expenses                                                   0.39%

Expense reimbursement                                            0.07%

Net expenses (other than incentive fee and interest expense)     1.85%

---------------
(1) The Funds management fee has two components: (1) a base fee of 1.20% of the Funds average daily net assets, and (2) an annual incentive fee of 20% of net gains on securities of companies that were purchased by the Fund as private equity investments and which have subsequently been sold or become publicly traded. See Management of the Fund - Incentive fee."


The Annual Expenses shown above reflect the Manager's contractual obligation to reimburse a portion of the Funds expenses or to waive a portion of its management fee through October 31, 2003, to the extent that the Funds total expenses (before payment of the incentive fee, interest expense on any borrowings, offering expenses and any extraordinary expenses) in any fiscal year would otherwise exceed an annual rate of 1.85% of its average daily net assets for such year.

The purpose of the table above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder of the Fund. The expenses shown above are based on the net assets of the Fund. The expense ratio shown above excludes the effect of offering expenses, which were fully amortized during the year ended October 31, 2002 and are not included in Total annual expenses" above. For a more complete description of the various costs and expenses of the Fund, see Management of the Fund."


Example                              1 Year   3 Years   5 Years  10 Years

You would pay the following expenses
on a $1,000 investment, assuming a 5%
annual return:                         $63      $102      $143      $259

The example above does not present actual expenses and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the Funds actual rate of return may be greater or less than the hypothetical 5% return shown in the example. The Funds organizational and offering expenses are not reflected in the example.

The example includes an accrual for the incentive fee. The incentive fee accrual is calculated as a percentage of the increase in the value of the Funds private equity investments, and not as a percentage of its average daily net assets. As a result, the dollar amounts in the example could be significantly higher if the Funds actual rate of return exceeds 5%.


FINANCIAL HIGHLIGHTS


The financial highlights table is intended to help you understand the fund's recent financial performance. The total returns represent the rate that an investor would have earned or lost on an investment in the fund, assuming reinvestment of all dividends and distributions. This information has been derived from the fund's audited financial statements for the fund's fiscal year ended October 31, 2002.


The audited portion of the financial statements was audited by PricewaterhouseCoopers LLP. Its report and the fund's financial statements are included in the fund's annual report to shareholders, which is available on request.

Financial highlights
(For a common share outstanding throughout the period)


                                                            For the period
Per-share                                      Year ended    July 30,2001+
operating performance                            Oct.31       to Oct.31
                                                  2002           2001

Net asset value,
beginning of period                              $22.44        $23.88

Investment operations:
Net investment income (loss)(a)(b)                 (.38)           --(e)

Net realized and unrealized
loss on investments                               (3.11)        (1.44)

Total from
investment operations                             (3.49)        (1.44)

Less distributions:

From net
investment income                                  (.04)           --

From return of capital                               --(e)         --

Total distributions                                (.04)           --

Net asset value,
end of period                                    $18.91        $22.44

Total return at
net asset value(%)(c)                            (15.61)        (6.03)*

Ratios and supplemental data
Net assets, end of period
(in thousands)                                  $73,682       $85,908

Ratio of expenses to
average net assets(%)(b)(d)                        2.21           .58*

Ratio of net investment
loss to average net assets (%)(b)                 (1.76)           --*

Portfolio turnover rate (%)                      102.88         11.20*


  + Commencement of operations.

  * Not annualized.

(a) Per share net investment income(loss) has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses of the fund for the periods ended October 31,2001 and October 31,2002 reflect a reduction of 0.04%and 0.07%, respectively, based on average net assets.

(c) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(d) Includes amounts paid through expense offset arrangements.

(e) Amount represents less than $0.01 per share.


RISK FACTORS

Stock prices fluctuate. Apart from the specific risks identified below, the Funds investments may be negatively affected by the broad investment environment in the U.S. and international securities markets. That investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. Therefore, as with any fund that invests in stocks, the Funds net asset value will fluctuate. You may experience a significant decline in the value of your investment and could lose your entire investment. The Fund should be considered a speculative investment, and you should invest in the Fund only if you can tolerate a complete loss of your investment.

Limited operating history; limited venture capital experience

The Fund commenced operations on July 30, 2001 and has a limited operating history. Although Putnam has considerable experience managing funds that invest in growth stocks and in investments in IPO transactions, the Putnam Specialty Growth team began making venture capital investments only in early 2000. This limited experience could adversely affect the ability of the Manager both to select appropriate venture capital transactions for the Fund and to manage the investments, and impair the ability of the Fund to meet its investment objective.

Unlisted closed-end fund; limited liquidity

The Fund is a closed-end investment company designed primarily for long-term investors and is not intended to be a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is no secondary trading market for the Funds shares, and there is no assurance that a secondary market will develop. The Funds shares are therefore not readily marketable. Because the Fund is a closed-end investment company, shares of the Fund may not be redeemed on a daily basis, and they may not be exchanged for shares of any other fund. To the extent the Funds shares are traded, they may tend to trade at a discount from net asset value, which frequently occurs for the shares of closed-end investment funds. Although the Fund, as a fundamental policy, will make quarterly repurchase offers for 5% (or more, at the discretion of the board of trustees) of its outstanding shares of common stock at net asset value, the Funds shares are significantly less liquid than shares of funds that trade on a stock exchange. Also, the Fund is not required, and does not intend, to hold annual meetings of shareholders.

You may not be able to sell all the shares that you wish to sell in a repurchase offer. In extreme cases, the Fund may not be able to complete repurchases due to its holding of illiquid investments. In that event, you may be able to sell your shares only if you are able to find a Qualified Investor willing to purchase your shares. Any such sale may have to be negotiated at unfavorable prices.

Transfer restrictions

The Funds shares are subject to transfer restrictions that permit transfers only to persons who satisfy certain net worth requirements or who otherwise meet the standard for a Qualified Investor. Shares may be held only through a broker or dealer that is a party to a shareholder servicing agreement with the Fund. Such brokers and dealers have agreed to note the existence of transfer restrictions on customer confirmations. These brokers and dealers also agreed to implement procedures designed to enable them to form a reasonable belief that all subsequent purchasers of the shares that are clients of the brokers and dealers are Qualified Investors. Your ability to sell your shares will be limited even if a secondary trading market for the shares develops. If you attempt to transfer your shares to someone who is not a Qualified Investor or to an account with a broker or dealer that has not entered into a shareholder servicing agreement with the Fund, the transfer will not be permitted and will be void. Brokers, dealers or the Fund may require substantial documentation in connection with a requested transfer of shares, and you should not expect that you will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect.

Conflicts of interest - general

Affiliates of the Manager manage assets of U.S.-registered investment companies, unit trusts, private investment funds and institutional accounts. The Fund has no interest in these activities. In addition, the Manager and its affiliates (including officers and directors of any such affiliate) may invest for their own accounts or for the account of clients with respect to which they have investment discretion in various investment opportunities, including investment partnerships, private investment companies or other investment vehicles in which the Fund will have no interest and which may have interests adverse to the Fund.

Conflicts of interest - relationship with the manager or investment adviser

In the event of a conflict of interest, the Manager will ensure that the conflict is resolved fairly in the best interests of the Funds shareholders and that investment opportunities will be fairly allocated to its or their respective clients. The Managers procedures for allocating investments and for addressing conflicts of interest in portfolio transactions will be reviewed by the Trustees.

Repurchase offers

The Fund will offer to repurchase only a small portion of its shares in each quarter, and there is no guarantee that you will be able to sell all of the Fund shares that you desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of the shares tendered by each shareholder. The potential for pro-ration may cause some investors to tender more shares for repurchase than they wish to have repurchased.

The Funds repurchase policy will have the effect of decreasing the size of the Fund over time from what it otherwise would have been. It may therefore force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Fund and cause its expense ratio to increase. In addition, because of the limited market for the Funds venture capital investments, the Fund may be forced to sell its publicly traded securities in order to meet cash requirements for repurchases. This may have the effect of substantially increasing the Funds ratio of illiquid venture capital investments to liquid investments for the remaining investors.

Investment in companies in emerging industries

The Fund may invest in the stock of companies in emerging industries. These companies may rely significantly on technological events or advances in their product development, production or operations. The value of the Funds shares may be susceptible to factors affecting technology and emerging industries and to greater risk and market fluctuation than an investment in a fund that invests in a broader range of portfolio securities. The specific risks faced by companies in emerging industries include:

* rapidly changing technologies and products that may quickly become obsolete;

* exposure to a high degree of government regulation, making these companies susceptible to changes in government policy and failures to secure regulatory approvals;

* cyclical patterns in information technology spending which may result in inventory write-offs;

* scarcity of management, engineering and marketing personnel with appropriate training;

* the possibility of lawsuits related to patents and intellectual property;

* failure to adequately protect patents and intellectual property from use by competitors or potential competitors; and

* changing investor sentiments and preferences with regard to emerging industry investments (which are generally perceived as risky).


Investments in small companies

The Fund invests in the stock of small companies. These investments may present greater opportunity for growth, but there are specific risks associated with investments in small companies, which include:

* poor corporate performance due to less experienced management, limited product lines, undeveloped markets and/or limited financial resources;

* less predictable returns due to shorter operating histories, less publicly available information and little or no research by the investment community;

* reduced or zero liquidity due to small market capitalizations and absence of exchange listings or dealers willing to make a market;

* increased share price volatility due to the fact that, in periods of investor uncertainty, investor sentiment may favor large, well-known companies over small, lesser-known companies; and

* reliance, in many cases, on one or two key individuals for management.


Investments in venture capital companies

The Fund may invest a substantial portion of its assets in securities of venture capital companies, which present all the risks of investment in small companies described above plus certain additional risks. Venture capital companies represent highly speculative investments by the Fund. The Manager anticipates that most of the Funds venture capital investments will be made in late-stage" companies, but it may invest a significant amount of the Funds assets in companies in the seed" or expansion" stages of development (each of these terms are explained under Investment Objectives and Principal Strategies - Venture capital investments"). The risks associated with investing in companies in the seed or expansion stages of development are greater than those of companies in the late" stage, because the companies business concepts generally are unproven, the companies have little or no track record and the prospect of an IPO is highly contingent upon factors that are often not in the companies control. For example, since venture capital companies do not file periodic reports with the Securities and Exchange Commission, there is less publicly available information about them than there is for other small companies, if there is any at all. The Fund must therefore rely solely on the Manager to obtain adequate information to evaluate the potential returns from investing in these companies. In addition, venture capital companies tend to rely even more heavily on the abilities of their key personnel than do more mature companies. Competition for qualified personnel and high turnover of personnel are particularly prevalent in venture capital technology companies. The loss of one or a few key managers can substantially hinder or delay a venture capital companys implementation of its business plan. In addition, venture capital companies may not be able to attract and retain qualified managers and personnel.

The Funds ability to realize value from an investment in a venture capital company is to a large degree dependent upon the successful completion of the companys IPO or the sale of the venture capital company to another company, which may not occur for a period of several years after the date of the Funds investment, if ever. There can be no assurance that any of the venture capital companies in which the Fund invests will complete public offerings or be sold, or, if such events occur, as to the timing and values of such offerings or sales. The Fund may also lose all or part of its entire investment if these companies fail or their product lines fail to achieve an adequate level of market recognition or acceptance. Conversely, there can be no assurance that the Fund will be able to identify a sufficient number of desirable venture capital investments. This could cause the Fund to invest substantially less than 50% of its assets, and possibly none of its assets, in venture capital companies. As of December 31, 2002, the Fund has approximately 20% of its assets in venture capital companies.

Some companies may depend upon managerial assistance or financing provided by their investors. The Fund generally does not intend to provide such managerial assistance. Therefore, the value of its investments may depend upon the quality of managerial assistance provided by other investors. The Fund may provide additional financing to the companies in which it invests, however, and at times may be contractually obligated to do so (that is, the applicable investment agreement may require follow-on investments in certain circumstances) or may determine that it is necessary to do so to protect its economic interests. The value of the Funds investments may also depend on other investors ability and willingness to provide financial support to the companies in which the Fund invests.

The Fund invests principally in venture capital companies that have already received funding from other sources. These companies may involve special risks, and the economic terms that the Fund obtains from them may be less favorable than if the Fund had invested earlier. For example, preferred stock acquired in later rounds of financing typically has less favorable conversion ratios than preferred stock issued to earlier investors. A lower ratio will tend to reduce the Funds economic interest upon completion of an IPO.

Depending on the specific facts and circumstances of a venture capital investment, there may not be a reasonable basis to revalue it for a substantial period of time after the Funds investment. If a venture capital company does not complete an IPO or a sale to or merger with a public company, there may never be a public market benchmark for valuing the investment and it may be very difficult for the Fund to dispose of its investment, or it may be possible to dispose of the investment only at a substantial loss. The Funds net asset value per share may change substantially in a short time as a result of developments at the companies in which the Fund invests. Changes in the Funds net asset value may be more pronounced and more rapid than with other funds because of the Funds emphasis on venture capital companies that are not publicly traded. The Funds net asset value per share may change materially from day to day, including during the time between the date a repurchase offer is mailed and the due date for tendering shares, and during the period immediately after a repurchase is completed.

Investments in venture capital funds

Venture capital funds involve all the risks of investing in small companies and venture capital companies described in this prospectus, plus certain additional risks. In particular, the Fund must rely upon the judgment of the general partner or other manager of a venture capital fund in selecting the companies in which the venture capital fund invests and in deciding when to sell its investments. A venture capital fund may employ a high degree of leverage, which can magnify any losses incurred by its investors, including the Fund. A venture capital fund will also require the Fund to pay management fees and/or performance fees or allocations to its general partner or manager, which reduce the return to investors, including the Fund and its shareholders. These fees are in addition to the investment management fee and incentive fee paid by the Fund. A venture capital fund may also incur certain costs associated with the evaluation of venture capital investments, including fees of outside legal counsel, which may reduce the Funds return. Investments in venture capital funds may be highly illiquid. The Fund may not be able to dispose of a venture capital fund holding when it wishes to, or it may be able to do so only at a substantial loss. The Fund may invest up to 5% of its total assets in venture capital funds.

Reliance on key personnel of Putnam

The Funds ability to identify and invest in attractive opportunities is dependent upon a relatively small group of individuals who are employed by the Manager, particularly the members of the Putnam Specialty Growth team. If one or more of these individuals leaves Putnam, the Manager may not be able to hire qualified replacements at all, or it may require an extended time to do so. This could prevent the Fund from achieving its investment objective.

Incentive fee

The right to the incentive fee may give the Manager reason to select venture capital investments for the Fund that are riskier or more speculative than it would otherwise select if it were paid only its portion of the investment management fee. In addition, since the incentive fee accrual is always calculated based on unrealized gain as well as realized gain on venture capital securities, but the amount of the incentive fee actually payable does not always take unrealized gain into account, the amount of the accrual may be greater in any period than the amount actually payable to the Manager.

The amount of the incentive fee accrual will be based in part on the valuation of the Funds unsold venture capital investments. Until a venture capital company completes an IPO or is sold, the value of an investment in that company must be estimated by the Manager using fair value techniques following procedures approved by the board of trustees. (See Calculation of Net Asset Value.")

As the incentive fee is based on the performance of the Funds private equity investments only, and not the Fund as a whole, if the Funds venture capital portfolio performs well while its publicly traded portfolio experiences declines in value, the Fund will accrue and may pay an incentive fee even though the overall performance of the Fund may be negative.

The incentive fee is accrued as a liability of the Fund each day and so reduces the net asset value of all shares. The repurchase price received by an investor whose shares are repurchased in a quarterly repurchase offer will reflect an incentive fee accrual if the Fund has experienced a net gain on its venture capital investments through the date of repurchase. However, the incentive fee accrual may subsequently be reversed if the performance of the Funds venture capital investments declines. In that case, some or all of the incentive fee accrual borne by the investor will be retained by the Fund. No adjustment to a repurchase price will be made after it has been paid.

The Fund will not accrue an incentive fee unless all realized and unrealized losses from private equity investments in prior periods have been offset by realized (and, where applicable, unrealized) gains. However, the total amount of any such prior-period losses will be shared equally by all outstanding shares of the Fund. If some shareholders reinvest distributions by the Fund in additional shares, then the number of outstanding shares will increase, and the per-share amount of losses (if any) will be reduced. As a result, if you do not reinvest your distributions, the benefit you receive from prior losses (if any) will be diluted. This means that you may bear a higher percentage incentive fee than you otherwise would if the Fund subsequently begins to accrue an incentive fee.

For an explanation of the incentive fee calculation, see Management of the Fund - Incentive fee" and the SAI.

Borrowing; leverage

The Fund is authorized to borrow money to fund the purchase of portfolio securities, to meet repurchase requests and for cash management purposes. The Fund may not borrow for the purpose of purchasing additional portfolio securities at any time that borrowings exceed 20% of its total assets, or if such a borrowing would cause the Funds aggregate borrowings to exceed 20% of its total assets. At any time when borrowings exceed 10% of the Funds total assets, or when additional borrowing would cause the Funds aggregate borrowings to exceed 10% of its total assets, the Fund may borrow only to purchase its shares in a periodic tender offer. The Fund will seek to repay borrowings used to meet repurchase requests and for cash management purposes within one year of their incurrence. The use of borrowings for financial leverage involves a high degree of risk.

To the extent that the Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage were employed. If the Funds investments decline in value, your loss will be magnified if the Fund has borrowed money to make its investments.

If the Fund does not generate sufficient cash flow from operations, it may not be able to repay borrowings within one year of their incurrence, or it may be forced to sell investments at disadvantageous times in order to repay borrowings. The Funds performance may be adversely affected if it is not able to repay borrowings (because of the continuing interest expense) or if it is forced to sell investments at disadvantageous times in order to repay borrowings.

The 1940 Act provides that the Fund may not declare dividends or distributions, or purchase its shares (including in repurchase offers) unless, immediately after doing so, it will have an asset coverage" of at least 300%. This could prevent the Fund from completing its repurchase offers. For this purpose, an asset coverage" of 300% means that the Funds total assets equal 300% of the total outstanding principal balance of indebtedness. Lenders may require the Fund to agree to more restrictive asset coverage requirements as a condition to providing credit to the Fund, and may also limit the extent to which the Fund may hold illiquid securities, reducing the Funds investment flexibility. If the Fund is unable to make distributions as a result of these requirements, it may no longer qualify as a regulated investment company and could be required to pay additional taxes. The Fund may also be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce its asset level below the level that is required by the 1940 Act or the Funds loan agreements.

Successful use of borrowing for financial leverage purposes (that is, to acquire portfolio securities) will depend on the Managers ability to predict correctly interest rates and market movements, and there is no assurance that a borrowing strategy will be successful during any period in which it is employed.

The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the holders of the Funds shares, and the terms of any borrowings may contain provisions that limit certain activities of the Fund, including the payment of dividends (if any) to holders of shares under certain circumstances. Interest payments and fees incurred in connection with borrowings will increase the Funds expense ratio and will reduce any income the Fund otherwise has available for the payment of dividends. The Funds obligation to make interest or principal payments on borrowings may prevent the Fund from taking advantage of attractive investment opportunities.

Non-diversified status; sector risk

The assets of the Fund may consist almost entirely of companies within or related to certain industries such as technology, healthcare, biotechnology, telecommunications and consumer products. If the Fund invests in securities of only a small number of companies, or in securities of companies in a limited number of industries, the risk of any investment decision is increased. The Manager will seek to reduce the company-specific risk, as opposed to sector-specific risk, of the Funds portfolio by investing in more than one company in a particular sector, but this may not always be practicable.

The Fund is classified as a non-diversified" management investment company under the 1940 Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a diversified" management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a diversified" fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the net asset value of the Funds shares.

Restricted and illiquid securities

The Fund may invest up to 50% of its assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be resold to the public without an effective registration statement under the Securities Act of 1933, as amended, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

Over time, more than 50% of the Funds total assets could be invested in restricted securities and other investments that are illiquid. This could result from one or more developments, including:

* A decrease in the Funds liquid assets resulting from repurchases of its shares in quarterly repurchase offers or from payment of fees and expenses;

* Follow-on" venture capital investments (that is, additional investments in one or more companies already in the Funds portfolio) at a time when 50% of the Funds portfolio is already invested in venture capital companies or the follow-on investment would cause the 50% level to be exceeded;

* A decline in the value of the Funds publicly traded securities that is not accompanied by a comparable decline in the fair value of the Funds venture capital investments; and

* An increase in the fair value of the Funds venture capital investments that is not accompanied by a comparable increase in the value of the Funds publicly traded securities.

Restricted and other illiquid investments involve the risk that the securities cannot be sold at the time desired by the Fund or at prices approximating the value the Fund has determined. Difficulty in selling illiquid investments could impair the Funds ability to meet repurchase requests or to pay its fees and expenses (including the investment management fee and incentive fee).

Investments in foreign securities

The Fund may invest in the securities of foreign companies. Investments in foreign securities face specific risks, which include:

* unfavorable changes in currency rates and exchange control regulations;

* the difficulty of hedging against currency movements, and the related costs;

* restrictions on, and costs associated with, the exchange of currencies and the repatriation of capital invested abroad;

* reduced availability of information regarding foreign companies;

* foreign companies may be subject to different accounting, auditing and financial standards and to less stringent reporting standards and requirements;

* reduced liquidity as a result of inadequate trading volume and government-imposed trading restrictions;

* the difficulty in obtaining or enforcing a judgment abroad;

* increased market risk due to regional economic and political instability;

* increased brokerage commissions and custody fees;

* securities markets which are subject to a lesser degree of supervision and regulation by competent authorities;

* foreign withholding taxes;

* the threat of nationalization and expropriation;

* restrictions on the repatriation of assets; and

* an increased potential for corrupt business practices in certain foreign countries.

Use of derivatives

The Fund may engage in a variety of transactions using derivatives," such as futures, options, warrants, forwards and swap contracts. Derivatives are financial instruments whose value depends upon, or is derived from, the value of something else, such as one or more underlying investments, indexes or currencies. Derivatives may be traded on organized exchanges, or in individually negotiated transactions with other parties (these are known as over-the-counter"). The Fund may use derivatives both for hedging and non-hedging purposes. Although the Manager has the flexibility to use these strategies, it may choose not to for a variety of reasons, even under very volatile market conditions.

Derivatives involve special risks and costs and may result in losses to the Fund. The successful use of derivatives requires sophisticated management and the Fund will depend on the Managers ability to analyze and manage derivatives transactions. The prices of derivatives may move in unexpected ways, especially in abnormal market conditions. Some derivatives may magnify or otherwise increase investment losses to the Fund.

Other risks arise from the potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for certain of the Funds derivatives positions at any time. In fact, many over-the-counter instruments will not be liquid. Over-the-counter instruments also involve the risk that the other party will not meet its obligations to the Fund.

Short sales

The Fund may effect short sale transactions to hedge its holdings of restricted securities in companies that have conducted IPOs. A short sale involves the sale of a security that is not owned in anticipation of a price decline. If the price declines as anticipated, the security may be repurchased at a lower price to close out the short position. However, if the price of the security sold short increases, the Fund will be forced to repurchase the security at a higher price, thus incurring a loss on the transaction. Since there is no limit on the amount by which a securitys price may increase, the potential losses experienced in covering a short sale may be substantial.

USE OF PROCEEDS

The Fund will invest the net proceeds of this offering in accordance with the Funds investment objective and policies and principal strategies. While the fund expects to be able to invest in suitable publicly traded securities shortly after it receives any offering proceeds, it will likely take a substantial period of time to invest in suitable private equity investments. The longer investment period for private equity reflects the facts that: (i) the Fund plans to spend considerable time researching prospective private equity investments;
(ii) the venture capital companies in which the Fund plans to invest will be primarily small to medium-sized companies in emerging industries and venture capital companies, each of which may have limited amounts of securities available for purchase; and (iii) the timing and availability of many investment opportunities are beyond the Managers control. As of December 31, 2002, the Fund has approximately 20% of its assets in venture capital companies. Pending the full investment of the proceeds of the offering in growth equity securities, the proceeds of the offering will be invested in short-term, high quality debt securities.


INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

Long-term capital appreciation

The Funds investment objective is to seek long-term capital appreciation. Income is not an objective. There can be no assurance that the Fund will achieve its investment objective.

The Fund may change its investment strategies

The Funds investment objective is a fundamental policy and may not be changed without the approval of shareholders. Please see the SAI for additional fundamental policies of the Fund. The Funds principal investment policies and strategies are listed below. The Fund may change any of these non-fundamental investment policies and strategies if the board of trustees believes that doing so would be consistent with the Funds investment objective of long-term capital appreciation.

Emphasis on growth stocks and privately issued venture capital investments

The Fund proposes to achieve its objective by investing at least 80% of its total assets in publicly traded growth stocks and privately issued venture capital investments. The Fund seeks to invest primarily in companies that the Manager believes are high quality and rapidly growing and whose earnings the Manager believes are likely to increase over time. The Manager expects that the Funds public securities will typically be in the small and middle capitalization ranges (under current market conditions between $250 million and $10 billion), but reserves the right to invest in larger capitalization stocks also. The Manager expects that its venture capital investments will be primarily in companies with privately determined valuations between $25 million and $1 billion. The Managers investment selection is based on in-depth fundamental research combined with quantitative analysis. The Fund is not limited to investing in any single sector, although it may make significant investments in sectors such as technology, healthcare, biotechnology, telecommunications and consumer products if the Manager believes it advisable. In making venture capital investments, the Fund will be especially dependent on the nature and timing of late stage venture capital deal flows in determining sector allocations and concentration.

The Fund invests primarily in common stocks, although a substantial portion of the Funds venture capital investments may be in the form of non-dividend-paying preferred stocks. The Fund may also invest in securities convertible into or exchangeable for common stocks, rights and warrants to purchase common stocks and depository receipts representing an ownership interest in equity securities. The Fund considers all of these securities equity securities for purposes of its investment strategies. The Fund may also invest in non-convertible debt securities or preferred stocks believed to provide opportunities for capital gain.

The Fund invests primarily in securities of U.S. issuers, but it may also invest in securities of non-U.S. issuers. The Fund may invest directly in foreign securities or it may invest through depositary receipts, which are certificates issued by a bank or other financial institution that evidence the right to receive the underlying foreign security. Investments in non-U.S. securities involve certain risks in addition to those of technology companies generally. These risks are discussed under Risk Factors - Investments in foreign securities." The Fund may not invest more than 25% of its total assets in non-U.S. securities, but this limit does not apply to investments in depositary receipts that are listed or quoted in the United States.

Venture capital investments

The Fund may invest up to 50% of its portfolio in private equity investments. As noted below, at times such investments may exceed 50% of the value of the Funds total portfolio. The Fund expects to invest primarily in venture capital companies that it determines to be in the late-stage" (also referred to as mezzanine") stage of development, although from time to time the Fund may invest in companies that are in the early (seed") or expansion stage of development. These terms are explained below. There will normally be no public market for the shares of a venture capital company at the time of the Funds investment, and there can be no assurance that any planned IPO will be completed. After the proceeds from the offering are invested, the Fund expects to continue to invest a substantial portion of its assets in venture capital companies. It is possible, however, that the Fund will invest only a small portion of its assets, or none at all, in venture capital companies, depending upon the availability of investment opportunities that are deemed attractive by the Manager. The Fund will not make new venture capital investments at any time when its existing venture capital investments exceed 50% of its total assets, but the Fund may, at such times, make additional investments in venture capital companies already represented in its portfolio. After a company has completed an IPO and any related lock-up period (during which insiders of the company are contractually restricted from selling their shares) applicable to the Funds holding has expired, the Fund will no longer consider that company a venture capital investment for purposes of determining the percentage of its assets that are invested in venture capital companies. However, the Funds investment in that company will still be subject to an incentive fee, as described under Management of the Fund-- Incentive fee" below.

Late-stage venture capital investments typically represent the third or fourth round of private financings for a company. The Fund considers a late-stage venture capital investment to be in a company that has, in the opinion of the Manager, developed products, substantially complete management teams and strategic and operating plans in place. The Fund expects that late-stage companies will be planning to undertake an IPO within a period of one to three years. The Fund will seek late-stage companies that offer reasonable valuations, especially relative to public companies. Late-stage companies will typically have small capitalizations and limited or no liquidity; even after an IPO, liquidity may be limited and the Fund generally will be subject to contractual limitations and, at times, regulatory limitations on its ability to sell shares.

Although the Fund may invest in seed and expansion capital deals, it does not anticipate making substantial investments in these types of transactions. Seed financing is typically a relatively small amount of capital used to test a concept so that start-up capital can be obtained; the term may also extend to companies completing product development and initial marketing. Typically, a company at the seed financing stage has not yet sold its product commercially. Expansion financing is sought by companies that have expended their initial capital (often in developing and market-testing a prototype) and that require funds to initiate full-scale manufacturing and sales. Expansion capital may also provide working capital for the initial expansion of a company that is manufacturing and shipping its product, but that does not yet show a profit. The Fund expects that companies in the early and expansion stages will not conduct an IPO for up to five years, and possibly substantially longer, from the time of initial investment.

All venture capital investments involve substantial risks. The risks associated with investing in companies in the seed or expansion stages of development are greater than those of companies in later stages, because the companies business concepts generally are unproven, the companies have little or no track record, and the prospect of an IPO is highly contingent upon factors that are often not in the companies control. In addition, although the Putnam Specialty Growth team is one of the countrys leading emerging growth investment groups, it does not have extensive experience in venture capital investing. Putnam began making late-stage venture capital investments at the beginning of 2000. See Risk Factors."

Of the Funds venture capital investments, up to 5% of the Funds total assets may be invested in securities of private equity funds such as venture capital funds. These investments may involve relatively high fees, including incentive fees (the Fund will be indirectly paying fees to the manager of such investment funds and their other service providers and to the Manager and the Funds other service providers on the same assets), and a high degree of risk. See Risk Factors - Investments in venture capital funds."

The limitations on the percentage of the Funds total assets that may be invested in securities of venture capital companies, venture capital funds and securities of non-U.S. issuers apply at the time of investment by the Fund. More than 50% of the Funds total assets could be invested in private equity investments over time, due to factors such as an increase in the value of the Funds private equity investments as compared to the value of its publicly traded securities and the sale of liquid securities to fund share repurchases. See Risk Factors - Restricted and Illiquid Securities." The Fund will not be required to reduce its investments in these securities if a percentage limit is exceeded as a result of changes in the value of the Funds portfolio securities or repurchases of the Funds shares. However, the Fund may not purchase additional securities that are subject to a percentage limitation at any time when the limitation is met or exceeded, except that it may make additional investments in venture capital companies already in its portfolio.

Investment process

The Managers investment process involves fundamental research and a bottom-up stock selection process, combined with quantitative and qualitative screens. For public securities, the Manager applies a quantitative screening for possible investments and then, after narrowing the universe of potential investments, engages in in-depth fundamental research. Among the variables considered are sales results, income, market/opportunity penetration, competitive position, growth opportunity, regulatory environment, quality of management, operating margins, earnings expectations and potential volatility of earnings.

Securities are selected for the Funds portfolio based on relative attractiveness. The inclusion and relative weighting of each security is based on its fundamental attractiveness, expected return, liquidity constraints and sector/industry exposure.

The investment process for private securities is similar. The Manager applies a qualitative screening process followed by in-depth fundamental research and valuation work. In addition to the types of considerations applicable to public securities noted above, the Manager also considers due diligence materials supplied by prospective companies, the terms of the proposed venture capital investment and the likelihood of an initial public offering in the next few years. The Manager also performs a valuation analysis based on criteria such as price/earnings ratios of comparable public companies, prices paid for similar companies in business transactions such as mergers and discounted cash flow analysis.

The Manager seeks venture capital transactions through the relationships Putnam and Thomas H. Lee have with investment banking firms, venture capitalists and other participants in the capital markets. The Manager believes that late stage companies view the Putnam Specialty Growth team as an attractive source of investment in later stage venture capital transactions because the groups investment horizon includes both late stage venture capital and the emerging growth public markets and thus it is likely to be a longer term investor than some other venture capitalists.

Circumstances in which the Fund will sell a security

While it is the policy of the Fund to hold securities for investment, the Fund will consider selling securities of a company if the Manager believes that:

* the companys earnings are disappointing;

* the companys stock has reached unsustainable valuation levels; or

* the companys underlying fundamentals have deteriorated.

The Fund may also be forced to sell securities to meet its quarterly share repurchase obligation. As a result, the annual portfolio turnover of the Fund may exceed 100%. A high portfolio turnover rate will increase the Funds expenses. On the other hand, the Fund may invest a significant portion of its assets in venture capital securities having very little liquidity. The Fund may be forced to retain such assets even in circumstances where the Funds investment policies indicate the assets should be sold. Alternatively, it may have to sell such securities at disadvantageous prices in order to raise cash. See Risk Factors - Restricted and illiquid securities."

Borrowing; use of leverage

The Fund is authorized to borrow money to fund the purchase of portfolio securities (including additional investments in venture capital companies in its portfolio), to meet repurchase requests and for cash management purposes. The use of borrowings involves a high degree of risk. See Risk Factors - Borrowing; leverage." The Fund generally intends to borrow money only in limited circumstances when attractive investment opportunities are available that would further the Funds investment objective and sufficient liquid resources are not otherwise available, or where the Manager believes it would not be prudent to sell existing portfolio holdings. The Fund will not, in any event, borrow money until the proceeds of the offering are substantially invested in furtherance of the Funds investment objective, which the Manager expects will occur within 90 days after the completion of this offering. The Fund will seek to repay borrowings used to meet repurchase requests and for cash management purposes within one year of their incurrence. The Fund may not borrow money to pay Fund expenses, including the incentive fee.

The Fund will not be permitted to borrow at any time that borrowings exceed 20% of its total assets, or if such a borrowing would cause the Funds aggregate borrowings to exceed 20% of its total assets. In addition, the 1940 Act prohibits the Fund from borrowing for any purpose if, immediately after such borrowing, it will have an asset coverage" of less than 300%. At any time when borrowings exceed 10% of the Funds total assets, or when additional borrowing would cause the Funds aggregate borrowings to exceed 10% of its total assets, the Fund may borrow only to purchase its shares in a periodic tender offer. The 1940 Act also provides that the Fund may not declare dividends or distributions, or purchase its shares (including in repurchase offers) if, immediately after doing so, it will have an asset coverage" of less than 300%. For this purpose, an asset coverage" of 300% means that the Funds total assets equal 300% of the total outstanding principal balance of indebtedness. Lenders may require the Fund to agree to more restrictive asset coverage requirements as a condition to providing credit to the Fund, and may also limit the extent to which the Fund may hold illiquid securities, reducing the Funds investment flexibility.
If the Fund is unable to make distributions as a result of these requirements, it may no longer qualify as a regulated investment company and could be required to pay additional taxes. The Fund may also be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce the asset level below the level that is required by the 1940 Act or the Funds loan agreements.

The Funds willingness to borrow money, and the amount it will borrow, will depend on many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of borrowing for financial leverage purposes (that is, to acquire portfolio securities) will depend on the Managers ability to predict correctly interest rates and market movements, and there is no assurance that a borrowing strategy will be successful during any period in which it is employed. As of the date of this prospectus, the Fund did not have any borrowing facility in place.

Derivatives

The Fund may engage in a variety of transactions involving derivatives, such as futures, options, warrants and swap contracts. The Fund may use derivatives both for hedging and non-hedging purposes. However, it may also choose not to use derivatives, based on the Managers evaluation of market conditions or the availability of suitable derivatives.

Derivatives involve special risks and may result in losses. See Risk Factors - Use of derivatives." The successful use of derivatives depends on the Managers ability to manage these sophisticated instruments. The prices of derivatives may move in unexpected ways due to the use of leverage or other factors, especially in unusual market conditions, and may result in increased volatility. The use of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the Funds potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for the Funds derivatives positions at any time. In fact, many over-the-counter instruments will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. For further information about the risks of derivatives, see the SAI.

Short sales

The Fund may effect short sale transactions to hedge its holdings of restricted securities of companies that have conducted IPOs. The potential losses associated with covering short sales are substantial. See Risk Factors - Short sales."

Potential for large positions and controlling interests

As a non-diversified investment company, the Fund faces few regulatory restrictions on the proportion of its total assets it may invest in the securities of any one company, or on the proportion of its total assets it allocates to control interests in companies. However, the Fund does not intend to invest more than 25% of its total assets in the securities of any one company. The Fund may own a controlling interest in one or more companies, and it (or it and other funds managed by the Manager, Putnam or their affiliates) may own up to 100% of certain companies. However, the Fund does not intend to invest more than 25% of its total assets in controlling interests of companies. Market fluctuations could cause these limits to be exceeded.

Defensive measures

The Fund may, from time to time, take temporary defensive positions in cash or short-term debt securities that are inconsistent with its principal strategies in an attempt to moderate extreme volatility caused by adverse market, economic or other conditions. This could prevent the Fund from achieving its investment objective.

Other

The Fund may enter into repurchase agreements with commercial banks and broker-dealers as a short-term cash management tool. The Fund may also lend portfolio securities. Repurchase agreements and stock lending involve certain risks that are described in the SAI.


MANAGEMENT OF THE FUND

The board of trustees provides broad supervision over the affairs of the Fund.

The Manager


TH Lee, Putnam Capital Management, LLC is the manager of the Fund. As such it has responsibility for providing investment management and fund administration to the Fund.

The Manager is a registered investment adviser structured as a limited liability company. A majority of the interest and control of the Manager is held by subsidiaries of Putnam LLC (Putnam"). A minority interest is held by TH Lee, Putnam Capital, LLC, which is 75% owned by principals of the Thomas H. Lee Partners, L.P. and 25% owned by affiliates of Putnam. The Managers business address is One Post Office Square, Boston, Massachusetts 02109.

TH Lee, Putnam Capital, LLC is a joint venture of Putnam and Thomas H. Lee Partners, L.P. It is intended as the vehicle for the two organizations to jointly develop, offer and manage new types of investment products. The Manager is designed to serve as an investment manager and/or adviser to certain of the investment funds and products developed by the joint venture, including the Fund.

The Manager is affiliated with The Putnam Advisory Company, LLC, which provides investment advice primarily to institutional and international clients. Putnam Investment Management, LLC, which serves as investment manager to the Putnam mutual funds; and Putnam Fiduciary Trust Company, which provides investment management services under its fiduciary powers. As of December 31, 2002, Putnam and its affiliates managed $251 billion in assets.


Portfolio management


The Fund is managed by the Putnam Specialty Growth team, which manages emerging growth accounts. As of December 31, 2002, the Putnam
Specialty Growth team managed $12.8 billion in assets. The team has eight portfolio managers and eight analysts, including one analyst dedicated to private equity. Each member of the team is also an officer of the Manager and provides services to the Fund in that capacity. The following members of the team have primary responsibility for the day-to-day management of the Funds portfolio. Their experience as portfolio managers or investment analysts over at least five years is also shown.


Manager                 Experience

Roland W. Gillis        1995 to present:  Putnam Investments
(Managing Director)

Michael J. Mufson       1993 to present:  Putnam Investments
(Managing Director)

Frederick M. Wynn, Jr.  2000 to present:  Putnam Investments
(Vice President)        Prior to June 2000:  Berger Fund Associates
                        Prior to March 1999: Eagle Asset Management


The Manager has created an Investment Committee composed of senior investment professionals from both the Putnam and Thomas H. Lee organizations, including members of the Putnam Specialty Growth team, which oversees the management of the Fund's venture capital investments. Representatives of Thomas H. Lee Partners, L.P. serve on the Managers Investment Committee and are available to advise on specific investments, but they are not involved in the day-to-day operations of the Fund.


Although the Putnam Specialty Growth team is one of the nations leading emerging growth investment groups, it does not have extensive experience in venture capital investing. Putnam began to make late-stage venture capital investments at the beginning of 2000. The Manager believes that investing in late-stage venture capital transactions is a natural extension of investing in growth stocks and IPOs. The Manager believes that the type of analysis applicable to IPOs is comparable to the analysis of late-stage venture investments, and therefore expects to rely on its experience in investing in connection with the Funds investments in venture capital transactions.




Investment management fee

The Fund pays a fee to the Manager for its investment management services at an annual rate of 1.20% of the Funds average daily net assets. The fee is calculated daily and payable monthly. This investment management fee is materially higher than the advisory fees paid by most U.S. investment companies. In addition, the Fund pays an incentive fee to the Manager as described below. Very few registered investment companies pay an incentive fee similar to that paid by the Fund, although such fees are common in private venture capital funds.

Incentive fee

The following discussion of the incentive fee is only a summary, and is qualified in its entirety by reference to the more complete description contained in the SAI under Investment Advisory and Other Services - Incentive fee." The calculation of the incentive fee involves complex accounting concepts. The Fund encourages you to consult with your financial adviser regarding this calculation.

The Fund pays to the Manager at the end of each calendar year an incentive fee equal to 20% of the aggregate incentive fee base (as defined below), calculated from the commencement of the Funds operations, less the cumulative amount of incentive fees paid to the Manager in previous years. The incentive fee is earned on the performance of the Funds private equity holdings only. For this purpose, a private equity holding means a security that was acquired in a private placement and was not, at the time of acquisition, of the same class as a publicly traded security unless the Funds purchase was subject to a lock up of at least 90 days. For each investment that is subject to an incentive fee, the Manager calculates an incentive fee base" each day. The incentive fee base for a security equals realized gains less realized and unrealized losses until the issuer of the security has completed an initial public offering and any applicable lock-up period has expired and, thereafter, equals realized and unrealized gains less realized and unrealized losses. In the case of any investments by the Fund in private equity funds, the incentive fee base at all times equals the sum of all amounts that are actually distributed to the Fund less realized and unrealized losses. The sum of the incentive fee bases for all the Funds private equity holdings is referred to as the aggregate incentive fee base." The method of calculating the incentive fee base means that the Fund does not pay any incentive fee on a private equity holding until the Fund sells the holding or the holding becomes freely sellable. However, a decline in the value of a private equity holding at any time may reduce the incentive fee that would otherwise be payable to the Manager. Fund expenses, except portfolio trading costs such as commissions, are not deducted from the incentive fee base.

The incentive fee is paid annually, but shareholders may have their shares repurchased by the Fund quarterly. The Fund believes it is appropriate for investors whose shares are repurchased to bear their share of the incentive fee for those shares for the period between the last incentive fee payment to the Manager and the date of repurchase. Otherwise, the remaining shares, and thus their shareholders, could pay a disproportionate share of the incentive fee. For this reason, the Fund calculates a liability for the incentive fee each day based on its performance. The Funds net asset value is reduced or increased each day to reflect this calculation. The daily calculation is made on the same basis as the incentive fee payable to the Manager, except that it takes into account unrealized gains on all private equity investments, whether or not the issuer has completed an IPO or any lock-up period has expired.

If the Funds private equity investments are in a net loss situation, there will be no accrual, and no incentive fee will be payable. The accrual will begin again when gains on the Funds private equity investments have offset prior losses. This is sometimes referred to as a high water mark" calculation.

As the incentive fee is based on the performance of the Funds private equity investments only, and not the Fund as a whole, if the Funds venture capital portfolio performs well while its publicly traded portfolio experiences declines in value, the Fund will accrue and may pay an incentive fee even though the overall performance of the Fund may be negative. See Risk Factors - Incentive Fee."

Administrative services fee

Putnam Fiduciary Trust Company, an affiliate of the Manager, provides administrative services to the Fund, including fund accounting and the pricing of Fund shares. For these services, the Fund pays Putnam Fiduciary Trust Company an Administrative Service Fee, calculated daily and payable monthly, equal to 0.10% of the Funds average daily net assets.

Expenses

The Fund is responsible for the expenses incurred by it in connection with litigation. The Manager is entitled to recover from the Fund the costs and expenses incurred by it in litigation by or on behalf of the Fund.

Expenses payable by the Fund include, but are not limited to: (1) auditors and accountants fees; (2) lawyers fees; (3) commissions payable to any placing agent, structuring agent or distributor of the Funds shares; (4) merchant banking, stockbroking or corporate finance fees, including interest on borrowings; (5) taxes or duties imposed by any fiscal authority; (6) costs of preparation, translation and distribution of all reports, certificates, confirmations of purchase of the Funds shares and notices to shareholders; (7) custody and transfer expenses; (8) expenses of shareholders meetings; (9) insurance premiums; (10) any other expenses, including clerical costs of the issue or repurchase of shares; (11) the costs of preparing, printing and/or filing in any language all documents relating to the Fund, including registration statements, explanatory memoranda and annual, semi-annual and extraordinary reports with all authorities (including local securities dealers associations) having jurisdiction over the Fund or the offer of shares of the Fund and the cost of delivering any of the foregoing to the Funds shareholders; (12) advertising expenses relating to the distribution of shares of the Fund; (13) the cost of publication of notices in local newspapers in any relevant jurisdiction; and (14) the fees and expenses of the board of trustees, including premiums for liability insurance.

REPURCHASE OFFERS

The Fund expects that a substantial portion of its investments will be illiquid and does not intend to maintain a significant cash position. For this reason, the Fund is structured as a closed-end fund, which means that you will not have the right to redeem your shares on a daily basis. In addition, the Fund does not expect any trading market to develop for its shares. As a result, if you invest in the Fund you will have very limited opportunity to sell your shares.

To provide you with a degree of liquidity, and the ability to receive net asset value upon a disposition of your shares, the Fund makes quarterly offers to repurchase its shares. The repurchase offers are limited to a specified percentage of the Funds outstanding shares. Shares are repurchased at their net asset value. The net asset value of a share at the time of repurchase may be more or less than the price originally paid for that share and, under adverse conditions, may be substantially less. In addition, valuation of the Funds investments in venture capital companies involves subjective judgments that make it difficult to determine a precise net asset value per share.

Repurchase offers occur each January, April, July, and October and are completed in the following month. The quarterly offers are made pursuant to a fundamental policy of the Fund that may be changed only with the approval of the Funds shareholders.

The Fund offers to repurchase 5% of its outstanding shares each quarter

Each quarter, the Fund offers to repurchase 5% of the number of shares outstanding on the date repurchase requests are due. The board of trustees may establish a larger percentage for any quarterly repurchase offer, but the Manager believes it is highly unlikely that this will happen. The percentage will not be less than 5% or more than 25% of the shares outstanding on the date repurchase requests are due.

When a repurchase offer commences, the Fund sends a notification of the offer to shareholders via their financial intermediaries. The notification specifies, among other things:

* the percentage of shares that the Fund is offering to repurchase. This will ordinarily be 5%;

* the date on which a shareholders repurchase request is due;

* the date that will be used to determine the Funds net asset value applicable to the share repurchase. This is generally expected to be the day on which requests are due but will be no more than 14 days after the repurchase request is due;

* the date by which shareholders will receive the proceeds from their share sales; and

* the net asset value of the common stock of the Fund no more than seven days prior to the date of the notification.

The Fund intends to send this notification approximately 30 days before the due date for the repurchase request. In no event will the notification be sent less than 21 or more than 42 days in advance. Your shares of the Fund must be held through a selected broker or dealer. Certificated shares will not be available, and you will not be able to receive repurchase offers directly from the Fund. A broker or dealer may require additional time to mail the repurchase offer to you, to process your request, and to credit your account with the proceeds of any repurchased shares.

The due date for repurchase requests is a deadline that will be strictly observed. If your intermediary fails to submit your repurchase request in good order by the due date, you will be unable to liquidate your shares until a subsequent quarter, and you will have to resubmit your request in that quarter. You should be sure to advise your intermediary of your intentions in a timely manner. You may withdraw or change your repurchase request at any point before the due date.

The Funds fundamental policies with respect to share repurchases

The Fund has adopted the following fundamental policies in relation to its share repurchases, which may only be changed by a majority vote of the outstanding voting securities of the Fund:

* as stated above, the Fund will make share repurchase offers every three months, pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time, commencing January 2002;

* the repurchase request due dates will be the second Friday of each February, May, August and November or the preceding business day if that day is a New York Stock Exchange, or NYSE, holiday); and

* there will be a maximum 14 day period between the due date for each repurchase request and the date on which the Funds net asset value for that repurchase is determined.

Pro rata purchases of shares in the event of an oversubscribed repurchase offer

There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. However, the percentage determined by the board of trustees for each repurchase offer will set a maximum number of shares that may be purchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional shares, but only up to a maximum amount of two percent of the outstanding shares of the Fund. If the Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the shares tendered on a pro rata basis.

If pro-ration is necessary, the Fund will send a notice of pro-ration to selected brokers and dealers on the business day following the due date. The number of shares each investor asked to have repurchased will be reduced by the same percentage. If any shares that you wish to have repurchased by the Fund are not repurchased because of pro-ration, you will have to wait until the next repurchase offer, and your repurchase request will not be given any priority over other investors requests at this later date. Thus, there is a risk that the Fund may not purchase all of the shares you wish to sell in a given repurchase offer. In anticipation of the possibility of pro-ration, some shareholders may tender more shares than they wish to have repurchased in a particular repurchase offer, thereby increasing the likelihood of pro-ration.
There is no assurance that you will be able to sell as many of your shares as you desire to sell.

The Fund may suspend or postpone a repurchase offer only under limited circumstances specified in Rule 23c-3, and then only with the approval of a majority of the board of trustees, including a majority of the independent trustees.

Determination of repurchase price

The repurchase price payable in respect of a repurchased share will be equal to the shares net asset value on the date specified in the notice. The Funds net asset value per share may change substantially in a short time as a result of developments at the companies in which the Fund invests. Changes in the Funds net asset value may be more pronounced and more rapid than with other funds because of the Funds emphasis on small companies and venture capital companies that are not publicly traded. The Funds net asset value per share may change materially between the date a repurchase offer is mailed and the due date, and it may also change materially shortly after a repurchase is completed. The method by which the Fund calculates net asset value is discussed under Calculation of Net Asset Value."

Payment

The Fund expects to repurchase shares on the next business day after the net asset value determination date. Proceeds will be distributed to intermediaries as specified in the repurchase offer notification, usually on the third business day after repurchase. In any event, the Fund will pay repurchase proceeds no later than seven days after the net asset value determination date.

Impact of repurchase policies on the liquidity of the Fund

From the time the Fund distributes each repurchase offer notification until the net asset value determination date, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, liquid assets means assets that may be disposed of in the ordinary course of business at approximately the price at which they are valued or which mature by the repurchase payment date. The Fund is also permitted to borrow money to meet repurchase requests. Borrowing by the Fund involves certain risks for shareholders. See Risk Factors - Borrowing; leverage."

In-kind repurchases

Under normal conditions, the Fund intends to repurchase its shares in any repurchase offer for cash. However, the Fund reserves the right to pay for all or a portion of its repurchased shares with an in-kind distribution of a portion of its portfolio securities. The Fund might distribute stock of a company in-kind if the Funds position is large relative to the companys market capitalization or trading volume and the Fund believes that selling its position would adversely affect the price received on sale or the value of the Funds remaining position in that company. In addition, in some circumstances, the Fund might distribute appreciated assets in-kind if, by doing so, it could avoid triggering a distribution requirement to other shareholders under applicable tax law. The Fund will not make in-kind payments with securities of venture capital companies or with securities of private funds that invest in venture capital companies.

Consequences of repurchase offers

The Fund believes that repurchase offers will generally be beneficial to the Funds shareholders, and will generally be funded from available cash or sales of portfolio securities. However, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares into a repurchase offer by increasing the Funds expenses and reducing any net investment income.
To the extent the Fund finances repurchase proceeds by selling Fund investments, the Fund will hold a larger proportion of its total assets in highly illiquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which would in turn reduce the Funds net asset value.

Repurchase offers provide shareholders with the opportunity to dispose of shares at net asset value. There is no assurance that any secondary market for the Funds shares will develop, and in the event that a secondary market does develop, it is possible that shares would trade in that market at a discount to net asset value. The existence of periodic repurchase offers at net asset value may not alleviate such discount.

Repurchases of the Funds shares will tend to reduce the number of outstanding shares and, depending upon the Funds investment performance, its net assets. A reduction in the Funds net assets will tend to increase the Funds expense ratio.

In addition, the repurchase of shares by the Fund will be a taxable event to shareholders. For a discussion of these tax consequences, see Taxes."


CALCULATION OF NET ASSET VALUE

The Fund computes its net asset value on each business day as of the close of regular business of the NYSE, which is generally 4:00 p.m. New York time. Securities owned by the Fund are valued at current market prices. If reliable market prices are unavailable (e.g., in the case of the Funds venture capital investments), securities are valued at fair value as determined in good faith in accordance with procedures approved by the board of trustees. Such fair value will be cost until the Manager determines, pursuant to the Funds valuation procedures, that such a valuation is no longer fair or appropriate. In such situations, the Funds investment will be revalued in a manner that the Manager, following procedures approved by the board of trustees, determines best reflects its fair value. When the Fund holds securities of a class that has been sold to the public, fair valuation would often be market value less a discount to reflect contractual or legal restrictions limiting resale. Fair value represents a good faith approximation of the value of an asset and is used where there is no public market or possibly no market at all for a companys securities. Establishing the fair value of venture capital investments may involve an element of subjectivity. The fair values of one or more assets may not, in retrospect, be the prices at which those assets could have been sold during the period in which the particular fair values were used in determining the Funds net asset value. As a result, the Funds issuance or repurchase of its shares at net asset value at a time when it owns securities that are valued at fair value may have the effect of diluting or increasing the economic interest of existing shareholders. Fair values assigned to the Funds investments also affect the amount of the investment management and incentive fees. See Risk Factors - Incentive fee." All fair value determinations by the Manager are subject to ratification by the board of trustees.

The Manager and the board of trustees will consider numerous factors in establishing a fair value for venture capital investments. Factors that relate to the securities of a venture capital company will include the cost of the security; the last available quoted price or traded price, if any, for the security; fundamental analytical data relating to transactions in comparable securities; relationships among various securities and industry-specific indices and evaluation of the forces which influence the market in which the security is purchased and sold; the size of the Funds position and the liquidity of the market for the security; recent purchases and sales (including new issuances) of the companys securities; pricing by dealers in similar securities; reported prices and the extent of public trading in similar financial instruments of the issuer or comparable securities; pending public offerings by the company; and contractual and regulatory restrictions on the Funds disposition of the security. Factors that relate to a venture capital company itself will include its financial position and results of operations, including their variance from projections; the companys business and financial plan; its ability to obtain needed financing; changes in economic conditions affecting the company; pending reorganization activity; changes in management; changes in contracts with major customers and distributors; and changes in technology affecting the companys products and services. Certain developments, such as changes in senior management of a company or its capital structure, or removal of legal or contractual restrictions on sale, will cause the Manager to review the valuation of a companys securities immediately. A combination of developments that are individually less significant may also cause a review of valuation. To enhance the valuation process, representatives of the Manager may contact the management of a venture capital company as such developments occur to obtain additional information. In addition, representatives of the Manager will periodically contact each venture capital company whose securities are held by the Fund to discuss any developments or prospective developments that might affect the valuation of that company. The frequency of such contacts will depend upon various factors, including the size of the Funds investment in a company and the stage of the companys development.

Expenses of the Fund, including the investment management fee, the incentive fee accrual and the costs of any borrowings, are accrued daily and taken into account for the purpose of determining net asset value. The repurchase price received by an investor whose shares are repurchased in a quarterly repurchase offer will reflect an incentive fee accrual if the Funds private equity investments have experienced a net gain through the date of repurchase. The incentive fee accrual may subsequently be reversed, however, if the Funds performance declines.
In that case, some or all of the incentive fee accrual borne by the investor will be retained by the Fund. No adjustment to a repurchase price will be made after it has been paid. See Risk Factors -
Incentive fee."

The net asset value per share is computed by dividing (i) the net asset value of the Fund by (ii) the number of shares then outstanding. The net asset value per share will be rounded up or down to the nearest cent.


COMMON SHARES

The Fund is a series of TH Lee, Putnam Investment Trust (the Trust"), a Massachusetts business trust registered under the 1940 Act. The trustees of the Trust, who are referred to as the board of trustees, have authority to issue an unlimited number of shares of the Fund. The shares outstanding are, and those offered hereby when issued will be, fully paid and nonassessable by the Fund. The Funds shares have no preemptive, conversion, exchange or redemption rights. Each share has one vote, with fractional shares voting proportionately.

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust of the Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or by the board of trustees. The Agreement and Declaration of Trust provides for indemnification out of Fund property for all losses and expenses incurred by any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholders incurring financial loss on account of shareholder liability that is not reimbursed by the Trust is limited to circumstances in which the Fund no longer has assets that may be used for indemnification. The likelihood of such circumstances is remote.


As of December 31, 2002, the following shares of the fund were outstanding:

                                (3) Amount held  (4) Amount Outstanding
                    (2) Amount  by Fund or for   Exclusive of Amount
(1) Title of Class  Authorized  its Account      Shown Under (3)

Common Shares       10,000,000      193,960          3,703,624

Certain provisions in the Agreement and Declaration of Trust

The Agreement and Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, or to cause it to engage in certain transactions or to modify its structure. The affirmative vote of at least two-thirds of the outstanding shares of the Fund is required to authorize any of the following actions: (1) merger or consolidation of the Fund; (2) sale of all or substantially all of the assets of the Fund; (3) liquidation or dissolution of the Fund; (4) conversion of the Fund to an open-end investment company; or (5) amendment of the Agreement and Declaration of Trust to reduce the two-thirds vote required to authorize the actions in (1) through (4) above, unless with respect to any of the foregoing such action has been authorized by the affirmative vote of two-thirds of the total number of the board of trustees, in which case the affirmative vote of a majority of the outstanding shares is required. In addition, the Funds Bylaws provide, among other things, that: nominations for trustees and other shareholder proposals must be made within specified time frames in advance of an annual or special meeting of shareholders and must be accompanied by specified information; special meetings of shareholders may be called at the written request of shareholders holding not less than 50% of the votes entitled to be cast at such a meeting; and only the board of trustees may amend the Bylaws. Some of the foregoing could have the effect of delaying, deferring or preventing changes in control of the Fund.

The board of trustees have determined that the two-thirds voting requirements described above, which are greater than the minimum requirements under the 1940 Act, are in the best interests of the Fund and its shareholders generally. Reference is made to the Agreement and Declaration of Trust of the Fund, on file with the Securities and Exchange Commission, for the full text of these provisions. These provisions could have the effect of depriving the Funds shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction, and may have the effect of inhibiting the Funds conversion to open-end status.


DISTRIBUTION POLICY

Dividends are paid at least annually on the common shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments on the common shares will vary in amount, depending on investment income received and expenses of operation. It is likely that many of the companies in which the Fund invests will not pay any dividends, and this, together with the Funds relatively high expenses, means that the Fund is unlikely to have income or pay dividends. The Fund is not a suitable investment if you require regular dividend income.

Substantially all of any taxable net capital gain realized on investments is paid to common shareholders at least annually.

In addition, depending upon the performance of the Funds investments, the related growth of the Funds net assets, and the availability of attractive investment opportunities, the Fund may from time to time make a distribution that constitutes a return of capital for federal income tax purposes. See Taxes."

The net asset value of each share that you own will be reduced by the amount of the distributions or dividends that you receive from that share.

Automatic reinvestment plan

The automatic reinvestment plan is available for any holder of the Funds common shares who wishes to purchase additional shares using dividends and/or capital gain distributions paid by the Fund. You may elect to:

* reinvest 100% of both dividends and capital gain distributions;

* receive dividends in cash and reinvest capital gain distributions; or

* receive both dividends and capital gain distributions in cash.

Your dividends and capital gain distributions will be automatically reinvested if you do not instruct your broker or dealer otherwise. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund. The Funds automatic reinvestment plan may not apply if you hold your shares through a broker-dealer, and terms of your broker-dealers automatic reinvestment plan, if any, may differ from those described in this prospectus.

Shares will be issued to you at their net asset value on the ex-dividend date; there is no sales charge or other charge for reinvestment. You are free to change your election at any time by contacting your broker or dealer, who will inform the Fund. Your request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.

The Fund reserves the right to suspend the automatic reinvestment plan at any time and require shareholders to receive all distributions in cash. The Fund may also limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Fund does not currently expect to suspend or limit the reinvestment plan, but it may determine to do so if the amount being reinvested by shareholders exceeds the available investment opportunities that the Manager considers suitable for the Fund.

For more information about the Funds automatic reinvestment plan, call Putnam at 1-800-225-1581.

Distributions in-kind

The Fund reserves the right to make any distributions in-kind (that is, to distribute securities from its portfolio instead of cash). However, the Fund does not currently intend to make any in-kind distributions, and only securities that are freely transferable will be distributed in-kind.

Dividend Paying Agent

The Funds Dividend Paying Agent is Putnam Fiduciary Trust Company. The address of Putnam Fiduciary Trust Company is One Post Office Square, Boston, Massachusetts 02109.


TAXES

The Fund has elected to be treated as a regulated investment company under the Internal Revenue Code. As a regulated investment company, the Fund will generally be exempt from federal income taxes on net investment income and capital gain distributed to shareholders, as long as at least 90% of the Funds investment income and net short-term capital gains are distributed to shareholders each year. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98% of its capital gain net income, then the Fund will be subject to a 4% tax on the undistributed amounts.

Dividends from net investment income and distributions from net short-term capital gain are taxable as ordinary income and, to the extent attributable to dividends received by the Fund from U.S. corporations, may be eligible for a 70% dividends-received deduction for shareholders that are corporations. Distributions from net capital gain (which is the excess of net long term capital gain over net short term capital loss) are taxable as long-term capital gain, regardless of how long shares in the Fund have been held by the shareholder, and are not eligible for the dividends-received deduction. The tax treatment of dividends and capital gain distributions is the same whether you take them in cash or reinvest them to buy additional Fund shares.

When you sell Fund shares or have shares repurchased by the Fund, any gain or loss you realize will generally be treated as a long-term capital gain or loss if you held your shares for more than one year, or as a short-term capital gain or loss if you held your shares for one year or less. However, if you sell Fund shares on which a long-term capital gain distribution has been received and you held the shares for six months or less, any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.

The Fund does not intend to operate so as to be permitted to pass-through" to its shareholders credit for foreign taxes, if any, payable by the Fund.

Certain foreign currency gains or losses attributable to currency exchange rate fluctuations are treated as ordinary income or loss. Such income or loss may increase or decrease (or possibly eliminate) the Funds income available for distribution. If, under the rules governing the tax treatment of foreign currency gains and losses, the Funds income available for distribution is decreased or eliminated, all or a portion of the dividends declared by the Fund may be treated for Federal income tax purposes as a return of capital or, in some circumstances, as capital gains. Generally, a shareholders tax basis in Fund shares will be reduced to the extent that an amount distributed to such shareholder is treated as a return of capital.

Each January, you will be sent information on the tax status of any distribution made during the previous calendar year. Because each shareholders situation is unique, you should always consult your tax advisor concerning the effect income taxes may have on your individual investment.


THE OFFERING

Putnam Retail Management, L.P. is the distributor of the Funds shares pursuant to a distribution agreement between the Fund and Putnam Retail Management. The Fund is offering its shares at net asset value plus the applicable sales charge. The minimum investment for new investors is $25,000. The Fund may accept orders for the purchase of shares on any business day but is not obligated to do so. The Fund currently intends to accept orders on or about the last business day of each month. The Fund reserves the right to add additional closing dates, reduce the number of closing dates or discontinue this offering at any time. The Fund may also offer its shares from time to time after the termination of this offering, also at net asset value plus the applicable sales charge. Any future offerings of the Funds shares will be subject to a determination by the Funds trustees that further investment would be in the Funds best interest.

The Fund will have the sole right to accept orders to purchase shares and reserves the right to reject any order in whole or in part.

No market exists for the Funds shares. The Funds shares are not listed on any securities exchange, and the Fund does not anticipate that a secondary market will develop for its shares. Neither Putnam Retail Management nor any broker-dealer that has participated in the offering of the Funds shares intends to make a market in the Funds shares.

Putnam Retail Management is a wholly owned subsidiary of Putnam and as such is under common control with the Manager. Putnam Retail Management acts as the distributor for open-end funds managed by Putnam and its affiliates. The address of Putnam Retail Management is One Post Office Square, Boston, Massachusetts 02109.

The Fund has agreed to indemnify Putnam Retail Management against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Sales charges

Shares are sold at the Funds net asset value next calculated after the Fund accepts a purchase order, which typically occurs on the last business day of each month, plus a front-end sales charge at the time of purchase, as set forth below, through broker-dealers that have entered into a selling group agreement with Putnam Retail Management. Employees (and family members of employees) of the Manager, Putnam or their affiliates may purchase shares directly from Putnam Retail Management.

                      Sales Charge     Sales Charge
                    as a % of public     as a % of       Reallowance to
Amount of Purchase    offering price  net asset value   selling dealers

Less than $500,000         4.50%            4.71%            4.00%

At least $500,000 but less
than $1 million            3.50%            3.63%            3.00%

At least $1.0 million but
less than $1.5 million     2.50%            2.56%            2.00%

$1.5 million or more       1.50%            1.52%            1.00%

Putnam Retail Management, L.P. will pay from its own resources additional compensation to each of UBS PaineWebber Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and A.G. Edwards & Sons, Inc. in connection with the sale and distribution of the shares of up to 1% of the public offering price of the shares sold by that firm, subject to certain conditions.

Purchase orders received by a broker-dealer or Putnam Retail Management by the close of regular business on the NYSE (currently 4:00 p.m., New York time), including orders received after the close of regular business on the previous day, and accepted by the Fund before 5:00 p.m., New York time, on the same day will be executed at the net asset value per share calculated as of the close of business on the NYSE on that day. If your purchase order is received after the times indicated above, your order will be executed at the net asset value per share calculated as of the close of business on the NYSE the next business day.

Sales charge waivers

The Fund may sell shares without a sales charge or contingent deferred sales charge to:

* current and retired trustees of the Trust, officers of the Fund; directors and current and retired U.S. full-time employees of the Manager, Putnam, Putnam Retail Management, their parent corporations and certain corporate affiliates; family members of and employee benefit plans for the foregoing; and partnerships, trusts or other entities in which any of the foregoing has a substantial interest; and

* registered representatives and other employees of broker-dealers having sales agreements with Putnam Retail Management; employees of financial institutions having sales agreements with Putnam Retail Management or otherwise having an arrangement with any such broker-dealer or financial institution with respect to sales of Fund shares; and their spouses and children under 21 (Putnam Retail Management is regarded as the dealer of record for all such accounts).

Opening an account with the fund

To make an investment in the Fund, contact your broker-dealer or other financial intermediary. Accounts may be opened only through the selected broker-dealers. The Funds shares are not available in certificated form. The Funds shares may be transferred to an account at another broker-dealer only if that broker-dealer has entered into a selling group agreement with Putnam Retail Management or its delegate.

Shareholder servicing fee

The Fund pays compensation to selected brokers and dealers that are not affiliated with the Fund, the Manager or Putnam that hold shares for their customers in accordance with the several shareholder servicing agreements between the Fund and the brokers and dealers. The shareholder servicing fee is payable quarterly at an annual rate of 0.25% of the average daily net assets attributable to outstanding shares held by the brokers and dealers for their customers (prorated for shorter periods). The brokers and dealers provide customary shareholder services, including responding to shareholder questions about the Fund and the transferability of shares, assisting in selecting dividend payment options and assisting the Fund in administering repurchases. In addition, the shareholder servicing agreements provide that the brokers and dealers have implemented procedures designed to enable them to form a reasonable belief that any transferees that are clients of the brokers and dealers are Qualified Investors, including having a statement regarding transfer restrictions on confirmations of sales by them to their customers occurring after the closing, and that each broker and dealer will agree to cooperate in the event of a regulatory audit to determine the Qualified Investor status of the shareholders for whom it holds shares. The amount of the shareholder servicing fee will be reduced or eliminated over time to the extent required by applicable regulations or the requirements of the NASD. Servicing fees accrue daily as an expense of the Fund.

INVESTOR QUALIFICATIONS AND TRANSFER RESTRICTIONS

Shares of the Fund are offered only to investors who are qualified clients" as defined in Rule 205-3 under the Investment Advisers Act of 1940, as that rule may be amended from time to time. Currently, qualified clients include natural persons and companies that have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000, or who meet the standard for a qualified purchaser" in the 1940 Act and the rules thereunder. Qualified clients also include persons who have at least $750,000 under management by the Manager, including any amount invested in the Fund, and certain knowledgeable employees who participate in the Managers investment activities. All of these persons are referred to in this prospectus as Qualified Investors." Your broker or dealer will require you to complete and sign an investor certification before you may invest. A form of investor certification that you may be asked to sign is included as Appendix A to this prospectus.

Shares may be transferred only to another Qualified Investor. In addition, shares may be held only through a broker or dealer that is a party to a shareholder servicing agreement with the Fund. Such brokers and dealers have agreed to note the existence of transfer restrictions on confirmations of sales by them to their customers occurring after the closing. These brokers and dealers also agree to implement procedures designed to enable them to form a reasonable belief that transfers between their customers are made only to Qualified Investors. In accordance with the Funds charter, any purported transfer (i) to an account held through a broker or dealer that is not party to a shareholder servicing agreement with the Fund or (ii) to any person who is not a Qualified Investor (or a person in respect of whose shares any investment adviser to the Fund would, in the opinion of counsel satisfactory to the Fund, be permitted to charge compensation based on a share of the capital gains or capital appreciation, if such person were deemed to be a client of such investment adviser) will be void, and the intended transferee will acquire no rights in the shares sought to be transferred. These transfer restrictions will apply to all transfers, including gifts or bequests of your shares. It will be difficult to sell or transfer your shares in the Fund. You may be unable to sell or transfer shares in the manner or at the time you desire, and you should not expect that you will be able to transfer your shares at all.

GENERAL INFORMATION

The Fund is registered under the 1940 Act as a closed-end, non-diversified management investment company. The Fund was formed under the laws of the Commonwealth of Massachusetts on May 4, 2001 and commenced investment operations on July 30, 2001. The Funds office is located at One Post Office Square, Boston, Massachusetts 02109 and its telephone number is 1-617-292-1000. Management and investment advisory services are provided to the Fund by the Manager. The Funds custodian and transfer agent is Putnam Fiduciary Trust Company. Its address is One Post Office Square, Boston, Massachusetts 02109.


TABLE OF CONTENTS
OF STATEMENT OF ADDITIONAL INFORMATION

                                                                 Page

Additional Investment Policies                                    B-2
Trustees and Officers                                            B-20
Investment Advisory and Other Services                           B-25
Determination of Net Asset Value                                 B-28
Independent Accountants                                          B-30
Financial Statements                                             B-30



APPENDIX A

TH Lee, Putnam Emerging Opportunities Portfolio

Account No.:  ________________

Broker Name: ________________

Branch Wire Code: ____________

Investor Certification Form

This certificate relates to TH Lee, Putnam Emerging Opportunities
Portfolio (the Fund") and is given to you as broker with respect to a potential purchase of shares in the Fund.

I hereby certify that I am: (A) a natural person who, either individually or together with my spouse, has a net worth in excess of $1.5 million (the Net Worth Requirement"); (B) an irrevocable trust that meets the Net Worth Requirement; (C) a revocable trust and each grantor of the trust meets the Net Worth Requirement; (D) an employee benefit plan (a Plan") that meets the Net Worth Requirement; (E) a participant-directed Plan and the persons making the investment meet the Net Worth Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Net Worth Requirement that is not
(i) a registered investment company, (ii) an entity which is excluded from the definition of Investment Company under Section 3(a) of the Investment Company Act of 1940 based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or
(G) an entity referred to in clause F(i), (ii) or (iii) above, not formed for the specific purpose of investing in the Fund and each equity owner meets the Net Worth Requirement. For purposes of this test, net worth is the fair market value of the assets that I (jointly with my spouse) or such company own(s) other than household effects, less all indebtedness and liabilities of any type (including joint liabilities with any other person). I agree to produce evidence to support the foregoing certification upon request.

In addition, I hereby confirm that I understand and agree that should I (or the company) purchase shares of the Fund, the following conditions will apply to the ownership and transfer of the shares:

(1) Shares may be held only through a broker or dealer that has entered into a Shareholder Servicing Agreement with the Fund; and

(2) Shares may not be transferred except to a person who is a qualified client," as such term is defined in Rule 205-3 of the Investment Advisers Act of 1940, who agrees to hold his, her or its shares through a broker or dealer that has entered into a Shareholder Servicing Agreement with the Fund, and who agrees not to transfer the shares except to another person who is a qualified client and agrees to comply with the foregoing ownership and transfer restrictions.

I understand that you, the Fund and its manager and investment adviser are relying on the certification and agreements made herein in determining qualification and suitability as an investor in the Fund. I understand that shares of the Fund are not an appropriate investment for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify you and hold you harmless from any liability that you may incur as a result of this certification being untrue in any respect. I am aware of the Funds incentive fee and have carefully read and understand the Incentive Fee" provisions in the preliminary or final prospectus of the Fund. I understand that it may be a violation of state and federal law for me (or the company) to provide this certification if I know that it is not true. I have read the preliminary or final prospectus for the Fund, including the investor qualification and investor suitability provisions contained therein. My investment in the Fund is consistent with my investment purposes, objectives and cash flow requirements and will not adversely affect my overall need for diversification and liquidity. I have evaluated the risks of investing in the Fund, understand there are substantial risks of loss incidental to the purchase of shares of the Fund, and I have determined that the Fund is a suitable investment for me.

I understand that there is very limited liquidity associated with an investment in the Fund and I have carefully read and understand the Repurchase Offers" section in the preliminary or final Prospectus for the Fund. I understand that this means that I may not be able to withdraw my funds from this investment when I want to or have a need to. I will promptly notify you if I no longer meet the Net Worth Requirement or if any of the statements herein ceases to be true prior to my (or the companys) purchase of shares.

Date:                        Signature:
     ---------------                   ------------------------------
                             Print name:
                                        -----------------------------


TH LEE, PUTNAM EMERGING OPPORTUNITIES PORTFOLIO
A Series of TH Lee, Putnam Investment Trust


February 28, 2003


STATEMENT OF ADDITIONAL INFORMATION

One Post Office Square
Boston, Massachusetts 02109

1-617-292-1000

This statement of additional information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of TH Lee, Putnam Emerging Opportunities Portfolio (the "Fund"), dated as of the date hereof. A copy of the prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

TABLE OF CONTENTS

ADDITIONAL INVESTMENT POLICIES                                     B-2
TRUSTEES AND OFFICERS                                             B-15
INVESTMENT ADVISORY AND OTHER SERVICES                           B-195
DETERMINATION OF NET ASSET VALUE                                  B-22
INDEPENDENT ACCOUNTANTS                                           B-23
FINANCIAL STATEMENTS                                              B-23


ADDITIONAL INVESTMENT POLICIES

The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus. Certain additional investment information is set forth below.

Investment restrictions

As fundamental investment restrictions, which may not be changed without a vote of a majority of the Fund's outstanding voting securities, the Fund may not and will not:

(1) Borrow money or issue preferred shares unless, immediately after issuance, the net assets of the Fund provide asset coverage (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of at least 300% with respect to indebtedness and 200% with respect to preferred stock.

(2) Underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, the Fund may be deemed to be an underwriter under certain federal securities laws.

(3) Purchase or sell real estate, although the Fund may purchase securities of issuers which deal in real estate, securities which are secured by interests in real estate and securities representing interests in real estate, and the Fund may acquire and dispose of real estate or interests in real estate acquired through the exercise of its rights as a holder of debt obligations secured by real estate or interests therein.

(4) Purchase or sell commodities or commodity contracts, except that the Fund may purchase and sell financial futures contracts and options and may enter into foreign exchange contracts and other financial transactions not involving physical commodities.

(5) Make loans, except by purchase of debt obligations in which the Fund may invest consistent with its investment policies, by entering into repurchase agreements or by lending its portfolio securities.

(6) Purchase securities (other than securities of the U.S. government, its agencies or instrumentalities) if as a result of such purchase more than 25% of the Fund's total assets would be invested in any one industry.

(7) Issue any class of securities which is senior to the Fund's common shares, except for permitted borrowings.

The 1940 Act provides that a "vote of a majority of the outstanding voting securities" of the Fund means the affirmative vote of the lesser of (i) more than 50% of the outstanding Fund shares or (ii) 67% or more of the shares present at a meeting if more than 50% of the outstanding Fund shares are represented at that meeting in person or by proxy.

Other Operating Policies

Lending of Portfolio Securities. During the time portfolio securities are on loan, the borrower shall pay the Fund any dividends or interest paid on the securities. The Fund may invest the collateral and earn additional income or receive an agreed upon amount of interest income from the borrower. Loans made by the Fund will generally be short-term. Loans are subject to termination at the option of the Fund or the borrower. The Fund may pay reasonable administrative and custodial fees in connection with a loan and may pay a negotiated portion of the interest earned on the collateral to the borrower or placing broker.
The Fund does not have the right to vote securities on loan, but would terminate a loan and regain the right to vote if that were considered important with respect to the investment. The Fund may lose money if a borrower defaults on its obligation to return securities and the value of the collateral held by the Fund is insufficient to replace the loaned securities. In addition, the Fund is responsible for any loss that might result from its investment of the borrower's collateral.

Foreign Securities. The Fund may invest in securities of non-U.S. issuers. Foreign securities are normally denominated and traded in foreign currencies. As a result, the value of the Fund's foreign investments and the value of its shares may be affected favorably or unfavorably by changes in currency exchange rates relative to the U.S. dollar. There may be less information publicly available about a foreign issuer than about a U.S. issuer, and foreign issuers may not be subject to accounting, auditing and financial reporting standards and practices comparable to those in the United States. The securities of some foreign issuers are less liquid and at times more volatile than securities of comparable U.S. issuers. Foreign brokerage commissions and other fees are also generally higher than in the United States. Foreign settlement procedures and trade regulations may involve certain risks (such as delay in payment or delivery of securities or in the recovery of the Fund's assets held abroad) and expenses not present in the settlement of investments in U.S. markets.

In addition, foreign securities may be subject to the risk of nationalization or expropriation of assets, imposition of currency exchange controls, foreign withholding taxes or restrictions on the repatriation of foreign currency, confiscatory taxation, political or financial instability and diplomatic developments which could affect the value of the Fund's investments in certain foreign countries. Dividends or interest on, or proceeds from the sale of, foreign securities may be subject to foreign withholding taxes, and special U.S. tax considerations may apply.

Legal remedies available to investors in certain foreign countries may be more limited than those available with respect to investments in the United States or in other foreign countries. The laws of some foreign countries may limit the Fund's ability to invest in securities of certain issuers organized under the laws of those foreign countries.

The risks described above, including the risks of nationalization or expropriation of assets, typically are increased in connection with investments in "emerging markets." For example, political and economic structures in these countries may be in their infancy and developing rapidly, and such countries may lack the social, political and economic stability characteristic of more developed countries. Certain of these countries have in the past failed to recognize private property rights and have at times nationalized and expropriated the assets of private companies. High rates of inflation or currency devaluations may adversely affect the economies and securities markets of such countries. Investments in emerging markets may be considered speculative.

The currencies of certain emerging market countries have experienced devaluations relative to the U.S. dollar, and future devaluations may adversely affect the value of assets denominated in such currencies. Many emerging market countries have experienced substantial, and in some periods extremely high, rates of inflation or deflation for many years, and future inflation may adversely affect the economies and securities markets of such countries.

In addition, unanticipated political or social developments may affect the value of investments in emerging markets and the availability of additional investments in these markets. The small size, limited trading volume and relative inexperience of the securities markets in these countries may make investments in securities traded in emerging markets illiquid and more volatile than investments in securities traded in more developed countries, and the Fund may be required to establish special custodial or other arrangements before making investments in securities traded in emerging markets. There may be little financial or accounting information available with respect to issuers of emerging market securities, and it may be difficult as a result to assess the value of prospects of an investment in such securities.

Certain of the foregoing risks may also apply to some extent to securities of U.S. issuers that are denominated in foreign currencies or that are traded in foreign markets, or securities of U.S. issuers having significant foreign operations.

Foreign Currency Transactions. To manage its exposure to foreign currencies, the Fund may engage without limit in foreign currency exchange transactions, including purchasing and selling foreign currency, foreign currency options, foreign currency forward contracts and foreign currency futures contracts and related options. In addition, the Fund may write covered call and put options on foreign currencies for the purpose of increasing its current return.

Generally, the Fund may engage in both "transaction hedging" and "position hedging." The Fund may also engage in foreign currency transactions for non-hedging purposes, subject to applicable law. When it engages in transaction hedging, the Fund enters into foreign currency transactions with respect to specific receivables or payables, generally arising in connection with the purchase or sale of portfolio securities. The Fund will engage in transaction hedging when it desires to "lock in" the U.S. dollar price of a security it has agreed to purchase or sell, or the U.S. dollar equivalent of a dividend or interest payment in a foreign currency. By transaction hedging the Fund will attempt to protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the applicable foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend or interest payment is earned, and the date on which such payments are made or received.

The Fund may purchase or sell a foreign currency on a spot (or cash) basis at the prevailing spot rate in connection with the settlement of transactions in portfolio securities denominated in that foreign currency. If conditions warrant, for transaction hedging purposes the Fund may also enter into contracts to purchase or sell foreign currencies at a future date ("forward contracts") and purchase and sell foreign currency futures contracts. A foreign currency forward contract is a negotiated agreement to exchange currency at a future time at a rate or rates that may be higher or lower than the spot rate. Foreign currency futures contracts are standardized exchange-traded contracts and have margin requirements. In addition, for transaction hedging purposes the Fund may also purchase or sell exchange-listed and over-the-counter call and put options on foreign currency futures contracts and on foreign currencies.

For transaction hedging purposes the Fund may also purchase exchange-listed and over-the-counter call and put options on foreign currency futures contracts and on foreign currencies. A put option on a futures contract gives the Fund the right to assume a short position in the futures contract until the expiration of the option. A put option on a currency gives the Fund the right to sell the currency at an exercise price until the expiration of the option. A call option on a futures contract gives the Fund the right to assume a long position in the futures contract until the expiration of the option. A call option on a currency gives the Fund the right to purchase the currency at the exercise price until the expiration of the option.

The Fund may engage in position hedging to protect against a decline in the value relative to the U.S. dollar of the currencies in which its portfolio securities are denominated or quoted (or an increase in the value of the currency in which the securities the Fund intends to buy are denominated, when the Fund holds cash or short-term investments). For position hedging purposes, the Fund may purchase or sell, on exchanges or in over-the-counter markets, foreign currency futures contracts, foreign currency forward contracts and options on foreign currency futures contracts and on foreign currencies. In connection with position hedging, the Fund may also purchase or sell foreign currency on a spot basis.

It is impossible to forecast with precision the market value of portfolio securities at the expiration or maturity of a forward or futures contract. Accordingly, it may be necessary for the Fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security or securities being hedged is less than the amount of foreign currency the Fund is obligated to deliver and a decision is made to sell the security or securities and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security or securities if the market value of such security or securities exceeds the amount of foreign currency the Fund is obligated to deliver.

Transaction and position hedging do not eliminate fluctuations in the underlying prices of the securities which the Fund owns or intends to purchase or sell. They simply establish a rate of exchange which one can achieve at some future point in time. Additionally, although these techniques tend to minimize the risk of loss due to a decline in the value of the hedged currency, they tend to limit any potential gain which might result from the increase in value of such currency.

The Fund may seek to increase its current return or to offset some of the costs of hedging against fluctuations in current exchange rates by writing covered call options and covered put options on foreign currencies. The Fund receives a premium from writing a call or put option, which increases the Fund's current return if the option expires unexercised or is closed out at a net profit. The Fund may terminate an option that it has written prior to its expiration by entering into a closing purchase transaction in which it purchases an option having the same terms as the option written.

The Fund's currency hedging transactions may call for the delivery of one foreign currency in exchange for another foreign currency and may at times not involve currencies in which its portfolio securities are then denominated. TH Lee, Putnam Capital Management, L.L.C., the Fund's manager (the "Manager"), will engage in such "cross hedging" activities when it believes that such transactions provide significant hedging opportunities for the Fund. Cross hedging transactions by the Fund involve the risk of imperfect correlation between changes in the values of the currencies to which such transactions relate and changes in the value of the currency or other asset or liability which is the subject of the hedge.

The Fund may also engage in non-hedging currency transactions. For example, the Manager may believe that exposure to a currency is in the Fund's best interest but that securities denominated in that currency are unattractive. In that case the Fund may purchase a currency forward contract or option in order to increase its exposure to the currency.
In accordance with SEC regulations, the Fund will segregate liquid assets in its portfolio to cover forward contracts used for non-hedging purposes.

The value of any currency, including U.S. dollars and foreign currencies, may be affected by complex political and economic factors applicable to the issuing country. In addition, the exchange rates of foreign currencies (and therefore the values of foreign currency options, forward contracts and futures contracts) may be affected significantly, fixed, or supported directly or indirectly by U.S. and foreign government actions. Government intervention may increase risks involved in purchasing or selling foreign currency options, forward contracts and futures contracts, since exchange rates may not be free to fluctuate in response to other market forces.

The value of a foreign currency option, forward contract or futures contract reflects the value of an exchange rate, which in turn reflects relative values of two currencies, the U.S. dollar and the foreign currency in question. Because foreign currency transactions occurring in the interbank market involve substantially larger amounts than those that may be involved in the exercise of foreign currency options, forward contracts and futures contracts, investors may be disadvantaged by having to deal in an odd-lot market for the underlying foreign currencies in connection with options at prices that are less favorable than for round lots. Foreign governmental restrictions or taxes could result in adverse changes in the cost of acquiring or disposing of foreign currencies.

There is no systematic reporting of last sale information for foreign currencies and there is no regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. Available quotation information is generally representative of very large round-lot transactions in the interbank market and thus may not reflect exchange rates for smaller odd-lot transactions (less than $1 million) where rates may be less favorable. The interbank market in foreign currencies is a global, around-the-clock market. To the extent that options markets are closed while the markets for the underlying currencies remain open, significant price and rate movements may take place in the underlying markets that cannot be reflected in the options markets.

The decision as to whether and to what extent the Fund will engage in foreign currency exchange transactions will depend on a number of factors, including prevailing market conditions, the composition of the Fund's portfolio and the availability of suitable transactions. Accordingly, there can be no assurance that the Fund will engage in foreign currency exchange transactions at any given time or from time to time.

Currency forward and futures contracts. A forward foreign currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract as agreed by the parties, at a price set at the time of the contract. In the case of a cancelable forward contract, the holder has the unilateral right to cancel the contract at maturity by paying a specified fee. The contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward contract generally has no deposit requirement and no commissions are charged at any stage for trades. A foreign currency futures contract is a standardized contract for the future delivery of a specified amount of a foreign currency at a price set at the time of the contract. Foreign currency futures contracts traded in the United States are designed by and traded on exchanges regulated by the Commodity Futures Trading Commission ("CFTC"), such as the New York Mercantile Exchange.

Forward foreign currency exchange contracts differ from foreign currency futures contracts in certain respects. For example, the maturity date of a forward contract may be any fixed number of days from the date of the contract agreed upon by the parties, rather than a predetermined date in a given month. Forward contracts may be in any amount agreed upon by the parties rather than predetermined amounts. Also, forward foreign exchange contracts are traded directly between currency traders so that no intermediary is required. A forward contract generally requires no margin or other deposit.

At the maturity of a forward or futures contract, the Fund either may accept or make delivery of the currency specified in the contract, or at or prior to maturity enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to forward contracts are usually effected with the currency trader who is a party to the original forward contract. Closing transactions with respect to futures contracts are effected on a commodities exchange; a clearing corporation associated with the exchange assumes responsibility for closing out such contracts.

Positions in the foreign currency futures contracts may be closed out only on an exchange or board of trade which provides a secondary market in such contracts. Although the Fund intends to purchase or sell foreign currency futures contracts only on exchanges or boards of trade where there appears to be an active secondary market, there is no assurance that a secondary market on an exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures position and, in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of variation margin.

Foreign currency options. In general, options on foreign currencies operate similarly to options on securities and are subject to many of the risks described above. Foreign currency options are traded primarily in the over-the-counter market, although options on foreign currencies are also listed on several exchanges. Options are traded not only on the currencies of individual nations, but also on the euro, the joint currency of most countries in the European Union.

The Fund will only purchase or write foreign currency options when the Manager believes that a liquid secondary market exists for such options. There can be no assurance that a liquid secondary market will exist for a particular option at any specific time. Options on foreign currencies are affected by all of the factors which influence foreign exchange rates and investments generally.

Settlement procedures. Settlement procedures relating to the Fund's investments in foreign securities and to the Fund's foreign currency exchange transactions may be more complex than settlements with respect to investments in debt or equity securities of U.S. issuers, and may involve certain risks not present in the Fund's domestic investments. For example, settlement of transactions involving foreign securities or foreign currencies may occur within a foreign country, and the Fund may be required to accept or make delivery of the underlying securities or currency in conformity with any applicable U.S. or foreign restrictions or regulations, and may be required to pay any fees, taxes or charges associated with such delivery. Such investments may also involve the risk that an entity involved in the settlement may not meet its obligations.

Foreign currency conversion. Although foreign exchange dealers do not charge a fee for currency conversion, they do realize a profit based on the difference (the "spread") between prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer.

Options on Securities. Writing covered options. The Fund may write covered call options and covered put options on optionable securities held in its portfolio, when in the opinion of the Manager such transactions are consistent with the Fund's investment objective(s) and policies. Call options written by the Fund give the purchaser the right to buy the underlying securities from the Fund at a stated exercise price; put options give the purchaser the right to sell the underlying securities to the Fund at a stated price.

The Fund may write only covered options, which means that, so long as the Fund is obligated as the writer of a call option, it will own the underlying securities subject to the option (or comparable securities satisfying the cover requirements of securities exchanges). In the case of put options, the Fund will hold cash and/or high-grade short-term debt obligations equal to the price to be paid if the option is exercised. In addition, the Fund will be considered to have covered a put or call option if and to the extent that it holds an option that offsets some or all of the risk of the option it has written. The Fund may write combinations of covered puts and calls on the same underlying security.

The Fund will receive a premium from writing a put or call option, which increases the Fund's return on the underlying security in the event the option expires unexercised or is closed out at a profit. The amount of the premium reflects, among other things, the relationship between the exercise price and the current market value of the underlying security, the volatility of the underlying security, the amount of time remaining until expiration, current interest rates and the effect of supply and demand in the options market and in the market for the underlying security. By writing a call option, the Fund limits its opportunity to profit from any increase in the market value of the underlying security above the exercise price of the option but continues to bear the risk of a decline in the value of the underlying security. By writing a put option, the Fund assumes the risk that it may be required to purchase the underlying security for an exercise price higher than its then-current market value, resulting in a potential capital loss unless the security subsequently appreciates in value.

The Fund may terminate an option that it has written prior to its expiration by entering into a closing purchase transaction, in which it purchases an offsetting option. The Fund realizes a profit or loss from a closing transaction if the cost of the transaction (option premium plus transaction costs) is less or more than the premium received from writing the option. If the Fund writes a call option but does not own the underlying security, and when it writes a put option, the Fund may be required to deposit cash or securities with its broker as "margin," or collateral, for its obligation to buy or sell the underlying security. As the value of the underlying security varies, the Fund may have to deposit additional margin with the broker. Margin requirements are complex and are fixed by individual brokers, subject to minimum requirements currently imposed by the Federal Reserve Board and by stock exchanges and other self-regulatory organizations.

Purchasing put options. The Fund may purchase put options to protect its portfolio holdings in an underlying security against a decline in market value. Such protection is provided during the life of the put option since the Fund, as holder of the option, is able to sell the underlying security at the put exercise price regardless of any decline in the underlying security's market price. In order for a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs. By using put options in this manner, the Fund will reduce any profit it might otherwise have realized from appreciation of the underlying security by the premium paid for the put option and by transaction costs.

Purchasing call options. The Fund may purchase call options to hedge against an increase in the price of securities that the Fund wants ultimately to buy. Such hedge protection is provided during the life of the call option since the Fund, as holder of the call option, is able to buy the underlying security at the exercise price regardless of any increase in the underlying security's market price. In order for a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs.

Risk Factors in Options Transactions. The successful use of the Fund's options strategies depends on the ability of the Manager to forecast correctly interest rate and market movements. For example, if the Fund were to write a call option based on the Manager's expectation that the price of the underlying security would fall, but the price were to rise instead, the Fund could be required to sell the security upon exercise at a price below the current market price. Similarly, if the Fund were to write a put option based on the Manager's expectation that the price of the underlying security would rise, but the price were to fall instead, the Fund could be required to purchase the security upon exercise at a price higher than the current market price.

When the Fund purchases an option, it runs the risk that it will lose its entire investment in the option in a relatively short period of time, unless the Fund exercises the option or enters into a closing sale transaction before the option's expiration. If the price of the underlying security does not rise (in the case of a call) or fall (in the case of a put) to an extent sufficient to cover the option premium and transaction costs, the Fund will lose part or all of its investment in the option. This contrasts with an investment by the Fund in the underlying security, since the Fund will not realize a loss if the security's price does not change.

The effective use of options also depends on the Fund's ability to terminate option positions at times when the Manager deems it desirable to do so. There is no assurance that the Fund will be able to effect closing transactions at any particular time or at an acceptable price.

If a secondary market in options were to become unavailable, the Fund could no longer engage in closing transactions. Lack of investor interest might adversely affect the liquidity of the market for particular options or series of options. A market may discontinue trading of a particular option or options generally. In addition, a market could become temporarily unavailable if unusual events -- such as volume in excess of trading or clearing capability -- were to interrupt its normal operations.

A market may at times find it necessary to impose restrictions on particular types of options transactions, such as opening transactions. For example, if an underlying security ceases to meet qualifications imposed by the market or the Options Clearing Corporation, new series of options on that security will no longer be opened to replace expiring series and opening transactions in existing series may be prohibited.
If an options market were to become unavailable, the Fund as a holder of an option would be able to realize profits or limit losses only by exercising the option and the Fund, as option writer, would remain obligated under the option until expiration or exercise.

Disruptions in the markets for the securities underlying options purchased or sold by the Fund could result in losses on the options. If trading is interrupted in an underlying security, the trading of options on that security is normally halted as well. As a result, the Fund as purchaser or writer of an option will be unable to close out its positions until options trading resumes, and it may be faced with considerable losses if trading in the security reopens at a substantially different price. In addition, the Options Clearing Corporation or other options markets may impose exercise restrictions. If a prohibition on exercise is imposed at the time when trading in the option has also been halted, the Fund as purchaser or writer of an option will be locked into its position until one of the two restrictions has been lifted. If the Options Clearing Corporation were to determine that the available supply of an underlying security appears insufficient to permit delivery by the writers of all outstanding calls in the event of exercise, it may prohibit indefinitely the exercise of put options. The Fund, as holder of such a put option, could lose its entire investment if the prohibition remained in effect until the put option's expiration.

Foreign-traded options are subject to many of the same risks presented by internationally-traded securities. In addition, because of time differences between the United States and various foreign countries, and because different holidays are observed in different countries, foreign options markets may be open for trading during hours or on days when U.S. markets are closed. As a result, option premiums may not reflect the current prices of the underlying interest in the United States.

Convertible Securities. Convertible securities include bonds, debentures, notes, preferred stocks and other securities that may be converted into or exchanged for, at a specific price or formula within a particular period of time, a prescribed amount of common stock or other equity securities of the same or a different issuer. Convertible securities entitle the holder to receive interest paid or accrued on debt or dividends paid or accrued on preferred stock until the security matures or is redeemed, converted or exchanged.

The market value of a convertible security is a function of its "investment value" and its "conversion value." A security's "investment value" represents the value of the security without its conversion feature (i.e., a nonconvertible fixed income security). The investment value may be determined by reference to its credit quality and the current value of its yield to maturity or probable call date. At any given time, investment value is dependent upon such factors as the general level of interest rates, the yield of similar nonconvertible securities, the financial strength of the issuer and the seniority of the security in the issuer's capital structure. A security's "conversion value" is determined by multiplying the number of shares the holder is entitled to receive upon conversion or exchange by the current price of the underlying security.

If the conversion value of a convertible security is significantly below its investment value, the convertible security will trade like nonconvertible debt or preferred stock and its market value will not be influenced greatly by fluctuations in the market price of the underlying security. Conversely, if the conversion value of a convertible security is near or above its investment value, the market value of the convertible security will be more heavily influenced by fluctuations in the market price of the underlying security.

The Fund's investments in convertible securities may at times include securities that have a mandatory conversion feature, pursuant to which the securities convert automatically into common stock or other equity securities at a specified date and a specified conversion ratio, or that are convertible at the option of the issuer. Because conversion of the security is not at the option of the holder, the Fund may be required to convert the security into the underlying common stock even at times when the value of the underlying common stock or other equity security has declined substantially.

The Fund's investments in convertible securities, particularly securities that are convertible into securities of an issuer other than the issuer of the convertible security, may be illiquid. The Fund may not be able to dispose of such securities in a timely fashion or for a fair price, which could result in losses to the Fund.

Futures Contracts and Related Options. Subject to applicable law, the Fund may invest without limit in futures contracts and related options for hedging and non-hedging purposes, such as to manage the effective duration of the Fund's portfolio or as a substitute for direct investment. A financial futures contract sale creates an obligation by the seller to deliver the type of financial instrument called for in the contract in a specified delivery month for a stated price. A financial futures contract purchase creates an obligation by the purchaser to take delivery of the type of financial instrument called for in the contract in a specified delivery month at a stated price. The specific instruments delivered or taken, respectively, at settlement date are not determined until on or near that date. The determination is made in accordance with the rules of the exchange on which the futures contract sale or purchase was made. Futures contracts are traded in the United States only on commodity exchanges or boards of trade - known as "contract markets" - approved for such trading by the CFTC, and must be executed through a futures commission merchant or brokerage firm which is a member of the relevant contract market.

Although futures contracts (other than index futures) by their terms call for actual delivery or acceptance of commodities or securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery. Closing out a futures contract sale is effected by purchasing a futures contract for the same aggregate amount of the specific type of financial instrument or commodity with the same delivery date. If the price of the initial sale of the futures contract exceeds the price of the offsetting purchase, the seller is paid the difference and realizes a gain. Conversely, if the price of the offsetting purchase exceeds the price of the initial sale, the seller realizes a loss. If the Fund is unable to enter into a closing transaction, the amount of the Fund's potential loss is unlimited. The closing out of a futures contract purchase is effected by the purchaser's entering into a futures contract sale. If the offsetting sale price exceeds the purchase price, the purchaser realizes a gain, and if the purchase price exceeds the offsetting sale price, he realizes a loss. In general, 40% of the gain or loss arising from the closing out of a futures contract traded on an exchange approved by the CFTC is treated as short-term gain or loss, and 60% is treated as long-term gain or loss.

Unlike when the Fund purchases or sells a security, no price is paid or received by the Fund upon the purchase or sale of a futures contract. Upon entering into a contract, the Fund is required to deposit with its custodian in a segregated account in the name of the futures broker an amount of liquid assets. This amount is known as "initial margin." The nature of initial margin in futures transactions is different from that of margin in security transactions in that futures contract margin does not involve the borrowing of Funds to finance the transactions. Rather, initial margin is similar to a performance bond or good faith deposit which is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. Futures contracts also involve brokerage costs.

Subsequent payments, called "variation margin" or "maintenance margin," to and from the broker (or the custodian) are made on a daily basis as the price of the underlying security or commodity fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as "marking to the market." For example, when the Fund has purchased a futures contract on a security and the price of the underlying security has risen, that position will have increased in value and the Fund will receive from the broker a variation margin payment based on that increase in value. Conversely, when the Fund has purchased a security futures contract and the price of the underlying security has declined, the position would be less valuable and the Fund would be required to make a variation margin payment to the broker.

The Fund may elect to close some or all of its futures positions at any time prior to their expiration in order to reduce or eliminate a hedge position then currently held by the Fund. The Fund may close its positions by taking opposite positions which will operate to terminate the Fund's position in the futures contracts. Final determinations of variation margin are then made, additional cash is required to be paid by or released to the Fund and the Fund realizes a loss or a gain. Such closing transactions involve additional commission costs.

The Fund does not intend to purchase or sell futures or related options for other than hedging purposes, if, as a result, the sum of the initial margin deposits on the Fund's existing futures and related options positions and premiums paid for outstanding options on futures contracts would exceed 5% of the Fund's net assets.

Options on futures contracts. The Fund may purchase and write call and put options on futures contracts it may buy or sell and enter into closing transactions with respect to such options to terminate existing positions. In return for the premium paid, options on futures contracts give the purchaser the right to assume a position in a futures contract at the specified option exercise price at any time during the period of the option. The Fund may use options on futures contracts in lieu of writing or buying options directly on the underlying securities or purchasing and selling the underlying futures contracts. For example, to hedge against a possible decrease in the value of its portfolio securities, the Fund may purchase put options or write call options on futures contracts rather than selling futures contracts. Similarly, the Fund may purchase call options or write put options on futures contracts as a substitute for the purchase of futures contracts to hedge against a possible increase in the price of securities which the Fund expects to purchase. Such options generally operate in the same manner as options purchased or written directly on the underlying investments.

As with options on securities, the holder or writer of an option may terminate his position by selling or purchasing an offsetting option. There is no guarantee that such closing transactions can be effected.

The Fund will be required to deposit initial margin and maintenance margin with respect to put and call options on futures contracts written by it pursuant to brokers' requirements similar to those described above in connection with the discussion of futures contracts.

Risks of transactions in futures contracts and related options. Successful use of futures contracts by the Fund is subject to the Manager's ability to predict movements in various factors affecting securities markets, including interest rates. Compared to the purchase or sale of futures contracts, the purchase of call or put options on futures contracts involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the purchase of a call or put option on a futures contract would result in a loss to the Fund when the purchase or sale of a futures contract would not, such as when there is no movement in the prices of the hedged investments. The writing of an option on a futures contract involves risks similar to those risks relating to the sale of futures contracts.

The use of options and futures strategies also involves the risk of imperfect correlation among movements in the prices of the securities underlying the futures and options purchased and sold by the Fund, of the options and futures contracts themselves, and, in the case of hedging transactions, of the securities which are the subject of a hedge. The successful use of these strategies further depends on the Manager's ability to forecast interest rates and market movements correctly.

There is no assurance that higher than anticipated trading activity or other unforeseen events might not, at times, render certain market clearing facilities inadequate, and thereby result in the institution by exchanges of special procedures which may interfere with the timely execution of customer orders.

To reduce or eliminate a position held by the Fund, the Fund may seek to close out such position. The ability to establish and close out positions will be subject to the development and maintenance of a liquid secondary market. It is not certain that this market will develop or continue to exist for a particular futures contract or option. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain contracts or options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of contracts or options, or underlying securities; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or a clearing corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of contracts or options (or a particular class or series of contracts or options), in which event the secondary market on that exchange for such contracts or options (or in the class or series of contracts or options) would cease to exist, although outstanding contracts or options on the exchange that had been issued by a clearing corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

Index futures contracts. An index futures contract is a contract to buy or sell units of an index at a specified future date at a price agreed upon when the contract is made. Entering into a contract to buy units of an index is commonly referred to as buying or purchasing a contract or holding a long position in the index. Entering into a contract to sell units of an index is commonly referred to as selling a contract or holding a short position. A unit is the current value of the index.
The Fund may enter into stock index futures contracts, debt index futures contracts, or other index futures contracts appropriate to its objective(s). The Fund may also purchase and sell options on index futures contracts.

For example, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange ("NYSE"). The S&P 500 assigns relative weightings to the common stocks included in the Index, and the value fluctuates with changes in the market values of those common stocks. In the case of the S&P 500, contracts are to buy or sell 500 units. Thus, if the value of the S&P 500 were $150, one contract would be worth $75,000 (500 units x $150). The stock index futures contract specifies that no delivery of the actual stocks making up the index will take place. Instead, settlement in cash must occur upon the termination of the contract, with the settlement being the difference between the contract price and the actual level of the stock index at the expiration of the contract. For example, if the Fund enters into a futures contract to buy 500 units of the S&P 500 at a specified future date at a contract price of $150 and the S&P 500 is at $154 on that future date, the Fund will gain $2,000 (500 units x gain of $4). If the Fund enters into a futures contract to sell 500 units of the stock index at a specified future date at a contract price of $150 and the S&P 500 is at $152 on that future date, the Fund will lose $1,000 (500 units x loss of $2).

There are several risks in connection with the use by the Fund of index futures. One risk arises because of the imperfect correlation between movements in the prices of the index futures and movements in the prices of securities which are the subject of the hedge. The Manager will, however, attempt to reduce this risk by buying or selling, to the extent possible, futures on indices the movements of which will, in its judgment, have a significant correlation with movements in the prices of the securities sought to be hedged.

Successful use of index futures by the Fund is also subject to the Manager's ability to predict movements in the direction of the market. For example, it is possible that, where the Fund has sold futures to hedge its portfolio against a decline in the market, the index on which the futures are written may advance and the value of securities held in the Fund's portfolio may decline. If this occurred, the Fund would lose money on the futures and also experience a decline in value in its portfolio securities. It is also possible that, if the Fund has hedged against the possibility of a decline in the market adversely affecting securities held in its portfolio and securities prices increase instead, the Fund will lose part or all of the benefit of the increased value of those securities it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements at a time when it is disadvantageous to do so.

In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the index futures and the portion of the portfolio being hedged, the prices of index futures may not correlate perfectly with movements in the underlying index due to certain market distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the index and futures markets. Second, margin requirements in the futures market are less onerous than margin requirements in the securities market, and as a result the futures market may attract more speculators than the securities market does. Increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortions in the futures market and also because of the imperfect correlation between movements in the index and movements in the prices of index futures, even a correct forecast of general market trends by the Manager may still not result in a profitable position over a short time period.

Options on stock index futures. Options on index futures are similar to options on securities except that options on index futures give the purchaser the right, in return for the premium paid, to assume a position in an index futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account which represents the amount by which the market price of the index futures contract, at exercise, exceeds (in the case of a call) or is less than (in the case of a put) the exercise price of the option on the index future. If an option is exercised on the last trading day prior to its expiration date, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing level of the index on which the future is based on the expiration date. Purchasers of options who fail to exercise their options prior to the exercise date suffer a loss of the premium paid.

Options on Indices. As an alternative to purchasing call and put options on index futures, the Fund may purchase and sell call and put options on the underlying indices themselves. Such options would be used in a manner identical to the use of options on index futures.

Index Warrants. The Fund may purchase put warrants and call warrants whose values vary depending on the change in the value of one or more specified securities indices ("index warrants"). Index warrants are generally issued by banks or other financial institutions and give the holder the right, at any time during the term of the warrant, to receive upon exercise of the warrant a cash payment from the issuer based on the value of the underlying index at the time of exercise. In general, if the value of the underlying index rises above the exercise price of the index warrant, the holder of a call warrant will be entitled to receive a cash payment from the issuer upon exercise based on the difference between the value of the index and the exercise price of the warrant; if the value of the underlying index falls, the holder of a put warrant will be entitled to receive a cash payment from the issuer upon exercise based on the difference between the exercise price of the warrant and the value of the index. The holder of a warrant would not be entitled to any payments from the issuer at any time when, in the case of a call warrant, the exercise price is greater than the value of the underlying index, or, in the case of a put warrant, the exercise price is less than the value of the underlying index. If the Fund were not to exercise an index warrant prior to its expiration, then the Fund would lose the amount of the purchase price paid by it for the warrant.

The Fund will normally use index warrants in a manner similar to its use of options on securities indices. The risks of the Fund's use of index warrants are generally similar to those relating to its use of index options. Unlike most index options, however, index warrants are issued in limited amounts and are not obligations of a regulated clearing agency, but are backed only by the credit of the bank or other institution which issues the warrant. Also, index warrants generally have longer terms than index options. Although the Fund will normally invest only in exchange-listed warrants, index warrants are not likely to be as liquid as certain index options backed by a recognized clearing agency. In addition, the terms of index warrants may limit the Fund's ability to exercise the warrants at such time, or in such quantities, as the Fund would otherwise wish to do.

Swap Agreements. The Fund may enter into swap agreements and other types of over-the-counter transactions with broker-dealers or other financial institutions. Depending on their structures, swap agreements may increase or decrease the Fund's exposure to long-or short-term interest rates (in the United States or abroad), foreign currency values, mortgage securities, corporate borrowing rates or other factors such as security prices or inflation rates. The value of the Fund's swap positions would increase or decrease depending on the changes in value of the underlying rates, currency values or other indices or measures. The Fund's ability to engage in certain swap transactions may be limited by tax considerations.

The Fund's ability to realize a profit from such transactions will depend on the ability of the financial institutions with which it enters into the transactions to meet their obligations to the Fund. Under certain circumstances, suitable transactions may not be available to the Fund, or the Fund may be unable to close out its position under such transactions at the same time, or at the same price, as if it had purchased comparable publicly traded securities.

Repurchase Agreements. The Fund may enter into repurchase agreements with commercial banks and broker-dealers as a short-term cash management tool. A repurchase agreement is an agreement under which the Fund acquires a security, generally a U.S. Government obligation, subject to resale at an agreed upon price and date. The resale price reflects an agreed-upon interest rate effective for the period of time the Fund holds the security and is unrelated to the interest rate on the security. The Fund's repurchase agreements will at all times be fully collateralized.

Repurchase agreements could involve certain risks in the event of bankruptcy or other default by the seller, including possible delays and expenses in liquidating the securities underlying the agreement, a decline in value of the underlying securities and a loss of interest. Repurchase agreements are typically entered into for periods of one week or less. The Fund will not enter into repurchase agreements of more than one week's duration if more than 10% of its total assets would be so invested.

Illiquid Securities. The Fund may invest in illiquid securities, including restricted securities (i.e., securities not readily marketable without registration under the Securities Act of 1933, as amended (the "Securities Act")) and other securities that are not readily marketable. These may include restricted securities that can be offered and sold only to "qualified institutional buyers" under Rule 144A of the Securities Act. The Fund's investments in venture capital companies will generally be illiquid, although a venture capital investment may become liquid if the company completes an IPO and any contractual restrictions on the Fund's ability to sell its shares terminate. There is no limit to the percentage of the Fund's net assets that may be invested in illiquid securities, but the Manager does not expect that illiquid securities will ordinarily exceed 50% of the Fund's total assets. The Fund will not make new venture capital investments at any time when its existing venture capital investments exceed 50% of its total assets, but the Fund may, at such times, make additional investments in venture capital companies already represented in its portfolio.

Debt Securities. The Fund does not plan to invest more than 10% of its total assets in debt securities which are not rated within the four highest rating categories by Standard & Poor's Rating Services Inc. or Moody's Investors Services, Inc.

Temporary Defensive Position. In an attempt to respond to adverse market, economic, political, or other conditions, the Fund may invest up to 100% of its total assets in cash or cash equivalents including, but not limited to, prime commercial paper, bank certificates of deposit, bankers' acceptances or repurchase agreements for such securities and securities of the U.S. Government and its agencies and instrumentalities, as well as cash and cash equivalents denominated in foreign currencies. The Fund's investments in foreign cash equivalents will be limited to those that, in the opinion of the Manager, equate generally to the standards established for U.S. cash equivalents. Investments in bank obligations will be limited at the time of investment to the obligations of the 100 largest domestic banks in terms of assets which are subject to regulatory supervision by the U.S. Government or state governments, and the obligations of the 100 largest foreign banks in terms of assets with branches or agencies in the United States.

Share Repurchases. The Fund may not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the trustees, including a majority of the disinterested trustees, and only:

* If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;

* For any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

* For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

* For such other periods as the SEC may by order permit for the protection of securityholders of the Fund.

Portfolio Transactions. Investment decisions. Investment decisions for the Fund and for the other investment advisory clients of the Manager and its affiliates are made with a view to achieving their respective investment objectives. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved. Thus, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. Likewise, a particular security may be bought for one or more clients when one or more other clients are selling the security. In some instances, one client may sell a particular security to another client. It also sometimes happens that two or more clients simultaneously purchase or sell the same security, in which event each day's transactions in such security are, insofar as possible, averaged as to price and allocated between such clients in a manner which in the Manager's opinion is equitable to each and in accordance with the amount being purchased or sold by each. There may be circumstances when purchases or sales of portfolio securities for one or more clients will have an adverse effect on other clients.


Brokerage and research services. Transactions on U.S. stock exchanges, commodities markets and futures markets and other agency transactions involve the payment by the Fund of negotiated brokerage commissions. Such commissions vary among different brokers. A particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. Transactions in foreign investments often involve the payment of fixed brokerage commissions, which may be higher than those in the United States. The fund pays commissions on certain securities traded in the over-the-counter markets. In underwritten offerings, the price paid by the Fund includes a disclosed, fixed commission or discount retained by the underwriter or dealer.


It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive brokerage and research services (as defined in the 1934 Act) from broker-dealers that execute portfolio transactions for the clients of such advisers and from third parties with which such broker-dealers have arrangements. Consistent with this practice, the Manager receives brokerage and research services and other similar services from many broker-dealers with which the Manager places the Fund's portfolio transactions and from third parties with which these broker-dealers have arrangements. These services include such matters as economic analysis, investment research and database services, industry and company reviews, evaluations of investments, recommendations as to the purchase and sale of investments, performance measurement services, subscriptions, pricing services, quotation services, news services and computer equipment (investment-related hardware and software) utilized by the Manager's managers and analysts. Where the services referred to above are used by the Manager not exclusively for research purposes, the Manager, based upon its own allocations of expected use, bears that portion of the cost of these services which directly relates to their non-research use. Some of these services are of value to the Manager and its affiliates in advising various of their clients (including the Fund), although not all of these services are necessarily useful and of value in managing the Fund. The investment management fee paid by the Fund is not reduced because the Manager and its affiliates receive these services even though the Manager might otherwise be required to purchase some of these services for cash.

The Manager places all orders for the purchase and sale of portfolio investments for the Fund and buys and sells investments for the Fund through a substantial number of brokers and dealers. In so doing, the Manager uses its best efforts to obtain for the Fund the most favorable price and execution available, except to the extent it may be permitted to pay higher brokerage commissions as described below. In seeking the most favorable price and execution, the Manager, having in mind the Fund's best interests, considers all factors it deems relevant, including, by way of illustration, price, the size of the transaction, the nature of the market for the security or other investment, the amount of the commission, the timing of the transaction taking into account market prices and trends, the reputation, experience and financial stability of the broker-dealer involved and the quality of service rendered by the broker-dealer in other transactions.

As permitted by Section 28(e) of the 1934 Act, and by the Fund's investment advisory agreement, the Manager may cause the Fund to pay a broker-dealer which provides "brokerage and research services" (as defined in the 1934 Act) to the Manager an amount of disclosed commission for effecting securities transactions on stock exchanges and other transactions for the Fund on an agency basis in excess of the commission which another broker-dealer would have charged for effecting that transaction. The Manager's authority to cause the Fund to pay any such greater commissions is subject to such policies as the trustees may adopt from time to time. The Manager does not currently intend to cause the Fund to make such payments. Accordingly, the Manager will use its best effort to obtain the most favorable price and execution available with respect to such transactions, as described above.

The Fund's investment advisory agreement provides that commissions, fees, brokerage or similar payments received by the Manager or an affiliate in connection with the purchase and sale of portfolio investments of the Fund, less any direct expenses approved by the trustees, shall be recaptured by the Fund through a reduction of the fee payable by the Fund under the investment advisory agreement. The Manager seeks to recapture for the Fund soliciting dealer fees on the tender of the Fund's portfolio securities in the Fund's quarterly repurchase offers. Any such fees which may be recaptured are likely to be minor in amount.

Consistent with the Conduct Rules of the National Association of Securities Dealers, Inc. and subject to seeking the most favorable price and execution available and such other policies as the trustees may determine, the Manager may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute portfolio transactions for the Fund.


TRUSTEES AND OFFICERS

A listing of the trustees of TH Lee, Putnam Investments Trust (the "Trust") and the officers of the Fund and their business experience for the past five years follows. An asterisk (*) indicates trustees who are "interested persons" of the Fund (as defined by the 1940 Act). Unless otherwise noted, the address of each trustee and officer is One Post Office Square, Boston, Massachusetts 02109.



Name, (D.O.B.)           Position(s) Held                        Principal Occupation(s)
and Address                 With Fund                            During the Past 5 Years
--------------           ----------------                       ------------------------
Steven Spiegel*          Trustee, Chairman                       Senior Managing Director,
(2/4/45)                 and President                           Putnam Investments, LLC.

Thomas H. Lee*           Trustee                                 President of Thomas H. Lee
(3/27/44)                                                        Company (private equity
                                                                 investment firm).  Currently
                                                                 serves or has served as a
                                                                 Director of Finlay
                                                                 Enterprises Inc., General
                                                                 Nutrition Companies, Metris
                                                                 Companies, Inc., Playtex
                                                                 Products, Inc., Snapple
                                                                 Beverage Corp., Vertis
                                                                 Holdings, Inc. and Wyndham
                                                                 International, Inc.  Member
                                                                 of The Chase Manhattan
                                                                 Corporation National
                                                                 Advisory Board.  Has also
                                                                 served as Trustee or
                                                                 Overseer of Brandeis
                                                                 University, Harvard
                                                                 University, Lincoln Center
                                                                 for the Performing Arts, Mt.
                                                                 Sinai-NYU Medical Center and
                                                                 Health System, Museum of
                                                                 Fine Arts Boston, The
                                                                 Rockefeller University and
                                                                 the Whitney Museum of
                                                                 American Art.

Joseph L. Bower          Trustee                                 Donald K. David Professor of
(9/21/38)                                                        Business Administration,
                                                                 Harvard Business School, and
                                                                 Chair of the General Manager
                                                                 Program.  Director, Anika
                                                                 Therapeutics, Inc., Brown
                                                                 Shoe, Inc.,
                                                                 ML-Lee/Acquisition Funds,
                                                                 New America High Income Fund
                                                                 and Sonesta International
                                                                 Hotels Corporation.  Vice
                                                                 Chair or the New England
                                                                 Conservatory of Music.
                                                                 Trustee of the DeCordova and
                                                                 Dana Museum and Park.

John A. Hill            Trustee                                  Chairman, Putnam mutual
(1/31/42)                                                        funds, Vice-Chairman and
                                                                 Managing Director, First
                                                                 Reserve Corporation (a
                                                                 registered investment
                                                                 adviser investing in
                                                                 companies in the world-wide
                                                                 energy industry on behalf of
                                                                 institutional investors).
                                                                 Director of Devon Energy
                                                                 Corporation (formerly known
                                                                 as Snyder Oil Corporation),
                                                                 TransMontaigne Oil Company,
                                                                 St. Lukes-Roosevelt (a New
                                                                 York City hospital), Sarah
                                                                 Lawrence College and various
                                                                 private companies owned by
                                                                 First Reserve Corporation.

Stephen B. Kay           Trustee                                 Senior Director of Goldman,
(11/21/34)                                                       Sachs & Co.  Director of
                                                                 CareGroup (consortium of
                                                                 hospitals).  Trustee,
                                                                 Chairman of the Investment
                                                                 Committee and Member of the
                                                                 Executive & Finance
                                                                 Committees of the Board of
                                                                 the Dana-Farber Cancer
                                                                 Institute.  Member of the
                                                                 Dean's Advisory Council,
                                                                 Harvard School of Public
                                                                 Health.  Member of the Board
                                                                 of Overseers of Harvard
                                                                 University from 1994-1999.
                                                                 Chair of the Board of
                                                                 Trustees and Member of the
                                                                 Investment Committee,
                                                                 Brandeis University.  Former
                                                                 director of the Harvard
                                                                 Alumni Association and past
                                                                 President of the Harvard
                                                                 Business School Association
                                                                 of Boston.  Former Chairman
                                                                 of the Board of Directors of
                                                                 Beth Israel Hospital and
                                                                 former Chairman of the Board
                                                                 of CareGroup.

Linwood E. Bradford      Vice President                          Managing Director, Putnam
(4/24/68)                                                        Investments

Michael T. Healy         Vice President                          Managing Director, Putnam
(1/24/58)                                                        Investments

Karnig H. Durgarian      Vice President                          Senior Managing Director,
(1/13/56)                and Principal                           Putnam Investments
                         Executive Officer

Steven D. Krichmar       Vice President                          Managing Director,
(6/27/58)                and Principal                           Putnam Investments
                         Financial Officer

William H. Woolverton    Vice President                          Managing Director,
(1/17/51)                and Clerk                               Putnam Investments

Charles A. Ruys de Perez Vice President                          Managing Director,
(10/17/57)               and Assistant Clerk                     Putnam Investments




Compensation
                                                                                             Total
                                                                                         Compensation
Name and              Aggregate         Pension or Retirement       Estimated Annual      Received From
Position with      Compensation from    Benefits Accrued as         Benefits Upon        Fund and Fund
Fund                   Fund 1           Part of Fund Expenses        Retirement            Complex 1
-------------      -----------------    ---------------------       ----------------     --------------
Steven Spiegel             --                   0                        0                         --

Thomas H. Lee              --                   0                        0                         --

Joseph L. Bower       $25,000                   0                        0                    $25,000

John A. Hill          $25,000                   0                        0                    $25,000 2

Stephen B. Kay        $25,000                   0                        0                    $25,000

-------------

1 For the fiscal year ended October 31, 2002. The Manager is an affiliate of Putnam Investment
  Management, LLC. As of December 31, 2002, there were 101 funds in the Putnam family of funds.

2 During the same period, Mr. Hill earned $363,250 for services as Chairman of the Board of
  Trustees of the Putnam family of funds.



The table below shows the value of each Trustee's holdings as of December 31, 2002.

                       Dollar range of TH Lee Emerging Opportunities Fund
Name of Trustee                          shares owned
-------------------------------------------------------------------------

Steven Spiegel*                             none

Thomas H. Lee*                              none

Joseph L. Bower                             none

John A. Hill                            over $100,000

Stephen B. Kay                              none

* Interested Trustee of the fund.


The Manager

TH Lee, Putnam Capital Management, L.L.C. is the manager of the Fund. As such it has responsibility for providing investment management and fund administration to the Fund.

The Manager is a newly organized registered investment adviser structured as a limited liability company. A majority of the interest and control of the Manager is held by subsidiaries of Putnam
Investments, L.L.C. ("Putnam"). A minority interest is held by TH Lee, Putnam Capital, L.L.C., which is 75% owned by principals of Thomas H. Lee Partners, L.P. and 25% owned by affiliates of Putnam.

TH Lee, Putnam Capital, L.L.C. is a joint venture of Putnam and Thomas
H. Lee Partners, L.P. It is intended as the vehicle for the two organizations to jointly develop, offer and manage new types of investment products. The Manager is designed to serve as an investment manager and/or adviser to certain of the investment funds and products developed by the joint venture, including the Fund.



Putnam and Its Affiliates

The Manager is a subsidiary of Putnam Investments, LLC, one of America's oldest and largest money management firms. Putnam has been managing mutual Funds since 1937. An affiliate, the Putnam Advisory Company, LLC, principally manages domestic and foreign institutional accounts and foreign and privately pooled funds. An affiliate, Putnam Investment Management, LLC, manages the Putnam family of mutual funds. Another affiliate, Putnam Fiduciary Trust Company, provides investment advice to institutional clients under its banking and fiduciary powers. As of December 31, 2002, Putnam and its affiliates managed $251 billion in assets.


Putnam Investments, LLC is a holding company which in turn is, except for a minority stake owned by employees, owned by Marsh & McLennan Companies, Inc., a publicly owned holding company whose principal businesses are international insurance and reinsurance brokerage, employee benefit consulting and investment management.

Trustees of the Trust and officers of the Fund who are also officers of Putnam or its affiliates or who are stockholders of Marsh & McLennan Companies, Inc. will benefit from the advisory fees, sales commissions, distribution fees, custodian fees and transfer agency fees paid or allowed by the Fund.

Code of Ethics

Employees of the Manager, Putnam Retail Management, L.P., officers of the Fund and trustees of the Trust are subject to significant restrictions on engaging in personal securities transactions. These restrictions are set forth in the Codes of Ethics adopted by the Manager (the "Manager's Code of Ethics"), Putnam Retail Management, L.P. ("Putnam's Code of Ethics") and the Fund (the "Fund's Code of Ethics"). The Manager's Code of Ethics, Putnam's Code of Ethics and the Fund's Code of Ethics, in accordance with Rule 17j-1 of the 1940 Act, contain provisions and requirements designed to identify and address certain conflicts of interest between personal investment activities and the interests of the Fund.

The Manager's Code of Ethics does not prohibit personnel from investing in securities that may be purchased or held by the Fund. However, the Manager's Code, consistent with standards recommended by the Investment Company Institute's Advisory Group on Personal Investing and requirements established by Rule 17j-1, among other things, prohibits personal securities investments without pre-clearance, imposes time periods during which personal transactions may not be made in certain securities by employees with access to investment information and requires the timely submission of broker confirmations and quarterly reporting of personal securities transactions. Additional restrictions apply to portfolio managers, traders, research analysts and others involved in the investment advisory process. Putnam's Code of Ethics is substantially similar to the Manager's Code of Ethics.

The Fund's Code of Ethics incorporates and applies the restrictions of the Manager's Code of Ethics to officers of the Fund and trustees of the Trust who are not affiliated with Putnam Investments. The Fund's Code of Ethics does not prohibit unaffiliated officers and trustees from investing in securities that may be held by the Fund; however, the Fund's Code of Ethics regulates the personal securities transactions of unaffiliated trustees of the Trust, including limiting the time periods during which they may personally buy and sell certain securities and requiring them to submit quarterly reports of personal securities transactions.

The trustees of the Trust, in compliance with Rule 17j-1, approved the three Codes of Ethics described above and are required to approve any material changes to these Codes. The trustees also provide continued oversight of personal investment policies and annually evaluate the implementation and effectiveness of the Codes of Ethics.

A copy of each Code of Ethics is on public file with, and is available upon request from, the SEC. The Codes of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies of the Codes of Ethics may also be obtained: in the EDGAR database on the SEC's Internet site, http://www.sec.gov; by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102; or, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Share ownership


At January 31, 2003, the officers and Trustees of the fund owned less than 1% of the outstanding common shares of the fund, and, except as noted below, no person owned of record or to the knowledge of the fund beneficially 5% or more of any class of shares of the fund.


-----------------------------------------------------------------------------
Class     Shareholder name and address                      Percentage owned
-----------------------------------------------------------------------------

Common    Merrill Lynch, Pierce, Fenner & Smith, Inc.*          27.42%
          4800 Deer Lake Drive East
          Jacksonville, FL 32246-6484

Common    TH Lee, Putnam Capital Management, LLC                 5.55%
          1 Post Office Square
          Boston, MA 02109

* Shareholder of record on behalf of its customers.


INVESTMENT ADVISORY AND OTHER SERVICES

Subject to the control of the board of trustees of the Trust, the Manager provides day-to-day portfolio management services to the Fund, through the Putnam Specialty Growth team, and administers the Fund's business and other affairs pursuant to a management agreement (the "Management Agreement") approved by the board of trustees and by the shareholders of the Fund.

All of the officers of the Fund listed above are officers or employees of the Manager, Putnam or their affiliates. Their affiliations with the Fund and with the Manager or Putnam are provided under their principal business occupations.

The Fund will pay to the Manager (i) an investment management fee at an annual rate of 1.2% of the Fund's average daily net assets and (ii) an incentive fee as described below. Taken together, these fees are materially higher than the advisory fees paid by most U.S. investment companies.

Incentive Fee

In addition to the investment management fee, the Fund will pay an annual incentive fee to the Manager, calculated as described below. The Fund will accrue a liability for the incentive fee that may be greater than the amount payable by the Fund to the Manager as a result of using a different calculation for determining the accrual. The amount of incentive fees paid to the Manager will not exceed the incentive fees accrued by the Fund.

The incentive fee that will be paid to the Manager at the end of each calendar year will equal 20% of the aggregate incentive fee base (as defined below), calculated from the commencement of the Fund's operations, less the cumulative amount of incentive fees paid to the Manager in previous years.

The incentive fee will be earned on the performance of the Fund's private equity holdings only. For this purpose, a private equity holding means a security that was acquired in a private placement and was not, at the time of acquisition, of the same class as a publicly traded security, unless the investment was subject to a lock-up of at least 90 days. For each investment that is subject to an incentive fee, the Manager will calculate an "incentive fee base" each day. The incentive fee base for a security will equal realized gains less realized and unrealized losses until the issuer of the security has completed an initial public offering and any applicable lock-up period has expired and, thereafter, will equal realized and unrealized gains less realized and unrealized losses. In the case of any investments by the Fund in private equity funds, the incentive fee base will at all times equal the sum of all amounts that are actually distributed to the Fund less realized and unrealized losses. The calculation of the incentive fee base means that the Fund will not pay any incentive fee on a private equity holding until the Fund sells the holding or the holding becomes freely sellable. However, a decline in the value of a private equity holding at any time may reduce the incentive fee that would otherwise be payable to the Manager. The sum of the incentive fee bases for all the Fund's private equity holdings is referred to as the "aggregate incentive fee base." Fund expenses, except trading expenses such as commissions, are not deducted from the incentive fee base.

The incentive fee payable (if any) will be determined as of the last day of the fiscal year. The initial incentive fee payable (if any) will be for the period from commencement of the Fund's operations through the end of its first fiscal year, and subsequent incentive fees (if any) will be payable for each subsequent fiscal year (and, if the Fund is liquidated, for the period from the beginning of that fiscal year to the date of liquidation). The Manager is under no obligation to repay any incentive fees previously paid by the Fund.

The Fund will accrue daily a liability for incentive fees payable equal to 20% of the realized and unrealized gains less realized and unrealized losses on the Fund's private equity holdings. At the end of each calendar year, if an incentive fee is paid to the Manager, the amount of the incentive fee accrual will be reduced by the amount paid to the Manager.

The incentive fee accrual will be based at all times on unrealized as well as realized capital appreciation in order to ensure that investors whose shares are repurchased in a quarterly repurchase offer bear an appropriate share of the annual incentive fee that may subsequently be payable in respect of an appreciated security. For example, if shares are repurchased at a time when one or more of the Fund's investments has appreciated significantly in value, but an IPO has not yet been completed (or the related lock-up period has not yet expired), the repurchase price will reflect an incentive fee accrual that includes the unrealized appreciation of those investments. If the IPO is later completed (or the related lock-up period expires), that portion of the accrual will become payable to the Manager at the end of the year (subject to the performance of the Fund's other investments). If the incentive fee accrual did not take into account unrealized appreciation, the accrued incentive fee reflected in the repurchase price in the example would not include the appreciation of unsold assets. As a result, the entire incentive fee attributable to the realized gain would later be paid by shareholders who remain in the Fund, and none of it would have been borne by the investor whose shares were repurchased. Of course, it is possible that the incentive fee accrual in the example could subsequently be reversed because of a decline in the value of the appreciated assets or in the Fund's performance generally. In that case, some or all of the incentive fee accrual borne by the investor whose shares were repurchased would be retained by the Fund. No adjustment to a repurchase price will be made after it has been paid.

The Management Agreement

Under the Management Agreement, subject to such policies as the trustees may determine, the Manager, at its expense, furnishes continuously an investment program for the Fund, makes investment decisions on behalf of the Fund and administers its business and other affairs. The Manager also places all orders for the purchase and sale of the Fund's portfolio securities. The Manager may place Fund portfolio transactions with broker-dealers that furnish the Manager, without cost to it, certain research, statistical and quotation services of value to the Manager and its affiliates in advising the Fund and other clients. In so doing, the Manager may cause the Fund to pay greater brokerage commissions than it might otherwise pay.


Under the Management Agreement, through October 31, 2003, the Manager may reduce its compensation to the extent that the Fund's expenses exceed an annual rate of 1.85% of its average daily net assets for the year and any lower expense limitation as the Manager may, by notice to the Fund, declare to be effective. The expenses subject to this limitation are exclusive of brokerage commissions, interest, taxes, offering and extraordinary expenses. For the purpose of determining any such limitation on the Manager's compensation, expenses of the Fund shall not reflect the application of commissions or cash management credits that may reduce designated Fund expenses.


The Fund pays all expenses not assumed by the Manager, including, without limitation, auditing, legal, custodial, investor servicing and shareholder reporting expenses. The Fund pays the cost of typesetting, printing and mailing any prospectuses.

The Management Agreement provides that the Manager shall not be subject to any liability to the Fund or to any shareholder of the Fund for any act or omission in the course of or connected with rendering services to the Fund in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

The Management Agreement may be terminated without penalty by vote of the trustees or by the shareholders of the Fund, or by the Manager, on not more than 60 days' nor less than 30 days' written notice. It may be amended only by a vote of the shareholders of the Fund. The Management Agreement also terminates without payment of any penalty in the event of its assignment. The Management Agreement provides that it will continue in effect only so long as such continuance is approved at least annually by vote of either the trustees or the shareholders, and, in either case, by a majority of the trustees who are not "interested persons" of the Manager or the Fund. In each of the foregoing cases, the vote of the shareholders is the affirmative vote of a "majority of the outstanding voting securities" as defined in the 1940 Act.

Administrative Services

Putnam Fiduciary Trust Company ("PFTC"), an affiliate of the Manager, will provide administrative services to the Fund, including fund accounting and the pricing of Fund shares. For these services, the Fund will pay Putnam Fiduciary Trust Company an Administrative Service Fee, calculated daily and payable monthly, equal to 0.10% of the Fund's average daily net assets.

Principal Underwriter

Putnam Retail Management, L.P. is the principal underwriter of shares of the Fund.

Investor Servicing Agent and Custodian

Putnam Investor Services, a division of PFTC, is the Fund's investor servicing agent (transfer, plan and dividend disbursing agent), for which it receives fees that are paid monthly by the Fund as an expense of all its shareholders. The fee paid to Putnam Investor Services is determined on the basis of the number of shareholder accounts, the number of transactions and the assets of the Fund. Putnam Investor Services has won the DALBAR Service Award eight times in the past nine years. In 1997, 1998 and 2000, Putnam Investor Services was the only company to win all three DALBAR Awards: for service to investors, to financial advisors, and to variable annuity contract holders. DALBAR, Inc. an independent research firm, presents the awards to financial services firms that provide consistently excellent service.

PFTC is the custodian of the Fund's assets. Its principal business address is One Post Office Square, Boston, Massachusetts 02109. In carrying out its duties under its custodian contract, PFTC may employ one or more subcustodians whose responsibilities include safeguarding and controlling the Fund's cash and securities, handling the receipt and delivery of securities and collecting interest and dividends on the Fund's investments. PFTC and any subcustodians employed by it have a lien on the securities of the Fund (to the extent permitted by the Fund's investment restrictions) to secure charges and any advances made by such subcustodians at the end of any day for the purpose of paying for securities purchased by the Fund. The Fund expects that such advances will exist only in unusual circumstances. Neither PFTC nor any subcustodian determines the investment policies of the Fund or decides which securities the Fund will buy or sell. PFTC pays the fees and other charges of any subcustodians employed by it. The Fund may from time to time pay custodial expenses in full or in part through the placement by Putnam of the Fund's portfolio transactions with the subcustodians or with a third-party broker having an agreement with the subcustodians. The Fund pays PFTC an annual fee based on the Fund's assets, securities transactions and securities holdings and reimburses PFTC for certain out-of-pocket expenses incurred by it or any subcustodian employed by it in performing custodial services.

DETERMINATION OF NET ASSET VALUE

The Fund determines the net asset value per share of each class of shares once each day the NYSE is open. Currently, the NYSE is closed Saturdays, Sundays and the following holidays: New Year's Day, Rev. Dr. Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, the Fourth of July, Labor Day, Thanksgiving and Christmas. The Fund determines net asset value as of the close of regular trading on the NYSE, currently 4:00 p.m. However, equity options held by the Fund are priced as of the close of trading at 4:10 p.m., and futures contracts on U.S. government and other fixed-income securities and index options held by the Fund are priced as of their close of trading at 4:15 p.m.

Securities for which market quotations are readily available are valued at prices which, in the opinion of Putnam, most nearly represent the market values of such securities. Currently, such prices are determined using the last reported sale price or, if no sales are reported (as in the case of some securities traded over-the-counter), the last reported bid price, except that certain securities are valued at the mean between the last reported bid and asked prices. Short-term investments having remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. All other securities and assets are valued at their fair value following procedures approved by the trustees. Liabilities are deducted from the total, and the resulting amount is divided by the number of shares of the class outstanding.

Reliable market quotations are not considered to be readily available for long-term corporate bonds and notes, certain preferred stocks, tax-exempt securities and certain foreign securities. These investments are valued at fair value on the basis of valuations furnished by pricing services, which determine valuations for normal, institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders.

If any securities held by the Fund are restricted as to resale, Putnam determines their fair value following procedures approved by the trustees. The fair value of such securities is generally determined as the amount which the Fund could reasonably expect to realize from an orderly disposition of such securities over a reasonable period of time. The valuation procedures applied in any specific instance are likely to vary from case to case. However, consideration is generally given to the financial position of the issuer and other fundamental analytical data relating to the investment and to the nature of the restrictions on disposition of the securities (including any registration expenses that might be borne by the Fund in connection with such disposition). In addition, specific factors are also generally considered, such as the cost of the investment, the market value of any unrestricted securities of the same class, the size of the holding, the prices of any recent transactions or offers with respect to such securities and any available analysts' reports regarding the issuer. See "Calculation of Net Asset Value" in the prospectus for factors to be considered in the valuation of venture capital investments.

Generally, trading in certain securities (such as foreign securities) is substantially completed each day at various times prior to the close of the NYSE. The values of these securities used in determining the net asset value of the Fund's shares are computed in their local currencies as of such times. Currency exchange rates are normally determined at the close of trading in London, England (11:00 a.m., New York time). Also, because of the amount of time required to collect and process trading information as to large numbers of securities issues, the values of certain securities (such as convertible bonds, U.S. government securities and tax-exempt securities) are determined based on market quotations collected earlier in the day at the latest practicable time prior to the close of the NYSE. Occasionally, events affecting the value of such securities may occur between the time of the determination of value and the close of the NYSE, which will not be reflected in the computation of the Fund's net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be valued at their fair value following procedures approved by the trustees.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP, 160 Federal Street, Boston, Massachusetts 02110, are the fund's independent accountants providing audit services, tax return review and other tax consulting services and assistance and consultation in connection with the review of various Securities and Exchange Commission filings. The Report of Independent Accountants, financial highlights and financial statements included in the fund's Annual Report for the fiscal year ended October 31, 2002, filed electronically on December 18, 2002, (File No. 811-10373), are incorporated by reference into this SAI. The financial highlights for the period year October 31, 2002 included in the prospectus and in this SAI and the financial statements incorporated by reference into this SAI have been so included and incorporated in reliance upon the report of the independent accountants, given on their authority as experts in auditing and accounting.


FINANCIAL STATEMENTS

These sections of the report, as well as the accompanying Notes, constitute the fund's financial statements.

The fund's portfolio lists all the fund's investments and their values as of the last day of the reporting period. Holdings are organized by asset type and industry, sector, country, or state to show areas of concentration and diversification.

Statement of assets and liabilities shows how the fund's net assets and share price are determined. All investment and non-investment assets are added together. Any unpaid expenses and other liabilities are subtracted from this total. The result is divided by the number of shares to determine the net asset value per share, which is calculated separately for each class of shares.

Statement of operations shows the fund's net investment gain or loss for the reporting period. This is determined by adding up all the fund's earnings--from dividends and interest income--and subtracting its operating expenses. This statement also lists any net gain or loss the fund realized on the sales of its holdings and--for holdings that remain in the portfolio--any change in unrealized gains or losses over the period.

Statement of changes in net assets shows how the fund's net assets were affected by distributions to shareholders and by changes in the number of the fund's shares. It lists distributions and their sources (net investment income or realized capital gains) over the current reporting period and the most recent fiscal year-end. The distributions listed here may not match the sources listed in the Statement of operations because the distributions are determined on a tax basis and may be paid in a different period from the one in which they were earned.

Financial highlights provide an overview of the fund's investment results, per-share distributions, expense ratios, net investment income ratios and portfolio turnover in one summary table, reflecting the most recent reporting periods.

THE FUND'S PORTFOLIO

October 31,2002

Common Stocks (76.0%) (a)
NUMBER OF SHARES                                             VALUE
------------------------------------------------------------------

Aerospace and Defense (0.7%)
------------------------------------------------------------------
 21,100   MTC Technologies, Inc. (NON)                    $516,739

Airlines (0.4%)
------------------------------------------------------------------
  6,600   JetBlue Airways Corp. (NON)                      266,574

Automotive (1.8%)
------------------------------------------------------------------
  6,300   CarMax,Inc. (NON)                                103,257
 46,600   CSK Auto Corp. (NON)                             577,840
 20,900   Gentex Corp. (NON)                               616,132
                                                     -------------
                                                         1,297,229
Banking (1.7%)
------------------------------------------------------------------
  2,500   Commerce Bancorp, Inc.                           114,775
 18,600   New York Community Bancorp, Inc.                 540,516
 14,000   TCF Financial Corp.                              594,160
                                                     -------------
                                                         1,249,451
Biotechnology (3.5%)
------------------------------------------------------------------
 56,200   Amylin Pharmaceuticals, Inc. (NON)               976,756
 15,000   Celgene Corp. (NON)                              332,250
 23,000   Connetics Corp. (NON)                            293,940
 14,800   InterMune, Inc. (NON)                            543,604
 14,700   Scios, Inc. (NON)                                424,242
                                                     -------------
                                                         2,570,792
Broadcasting (3.4%)
------------------------------------------------------------------
 31,100   Cumulus Media, Inc. Class A (NON)                533,054
 22,000   Radio One, Inc. Class D (NON)                    366,960
 54,800   Regent Communications, Inc. (NON)                331,540
  9,000   Salem Communications Corp. Class A (NON)         222,930
 28,600   Westwood One, Inc. (NON)                       1,038,180
                                                     -------------
                                                         2,492,664
Commercial and Consumer Services(3.3%)
------------------------------------------------------------------
 11,000   CDW Computer Centers, Inc. (NON)                 583,220
 12,000   Choicepoint, Inc. (NON)                          454,320
  8,500   Manpower, Inc.                                   289,850
 13,000   Strayer Education, Inc.                          690,300
  8,500   Weight Watchers International, Inc. (NON)        402,475
                                                     -------------
                                                         2,420,165
Communications Equipment (0.7%)
------------------------------------------------------------------
 30,000    Extreme Networks, Inc. (NON)                    126,300
 47,100    Juniper Networks, Inc. (NON)                    274,358
  6,100     UTStarcom, Inc. (NON)                          104,188
                                                     -------------
                                                           504,846
Computers (3.5%)
------------------------------------------------------------------
 24,000    Emulex Corp. (NON)                              430,800
 11,400    Intergraph Corp. (NON)                          209,760
 35,000    Magma Design Automation, Inc. (NON)             298,900
 31,400    McDATA Corp. Class A (NON)                      206,612
 29,700    QLogic Corp. (NON)                            1,033,857
 11,900    Synaptics, Inc. (NON)                            72,721
 53,987    Western Digital Corp. (NON)                     334,180
                                                     -------------
                                                         2,586,830
Consumer Goods (0.2%)
------------------------------------------------------------------
  8,800   Yankee Candle Co., Inc. (The) (NON)              150,920

Consumer Services (0.2%)
------------------------------------------------------------------
  9,200   Alliance Data Systems Corp. (NON)                156,400
  1,100   SRA Intl., Inc. Class A (NON)                     26,730
                                                     -------------
                                                           183,130
Distribution (0.5%)
------------------------------------------------------------------
  9,800   Performance Food Group Co. (NON)                 364,462

Electronics (5.0%)
------------------------------------------------------------------
 14,800   Brooks-PRI Automation, Inc. (NON)                226,292
 24,700   Exar Corp. (NON)                                 311,220
 26,600   Integrated Device Technology, Inc. (NON)         262,728
 28,200   Intersil Corp. Class A (NON)                     479,118
 23,000   Marvell Technology Group, Ltd.
          (Bermuda) (NON)                                  372,830
  8,989   Semtech Corp. (NON)                              127,015
 88,300   Silicon Image, Inc. (NON)                        395,584
 21,700   Silicon Laboratories, Inc. (NON)                 461,993
103,200   Skyworks Solutions, Inc. (NON)                   732,720
 13,000   Varian Semiconductor Equipment (NON)             309,660
                                                     -------------
                                                         3,679,160
Energy (4.1%)
------------------------------------------------------------------
 16,900   BJ Services Co. (NON)                            512,577
 14,800   Cooper Cameron Corp. (NON)                       689,976
 20,600   ENSCO International, Inc.                        557,024
  9,400   GlobalSantaFe Corp.                              224,660
 36,700   Patterson-UTI Energy, Inc. (NON)               1,061,364
                                                     -------------
                                                         3,045,601
Food (0.5%)
------------------------------------------------------------------
 11,900   Krispy Kreme Doughnuts, Inc. (NON)               408,170

Gaming & Lottery (0.6%)
------------------------------------------------------------------
 25,500   Station Casinos, Inc. (NON)                      458,745

Health Care Services (7.4%)
------------------------------------------------------------------
 10,300   AdvancePCS (NON)                                 258,530
  9,000   AmerisourceBergen Corp.                          640,350
 40,000   Caremark Rx, Inc. (NON)                          708,000
 26,000   Centene Corp. (NON)                              791,180
  4,500   Dianon Systems, Inc. (NON)                       180,000
  3,400   Henry Schein, Inc. (NON)                         170,578
 11,000   LifePoint Hospitals, Inc. (NON)                  344,850
  7,100   Manor Care, Inc. (NON)                           140,367
  9,400   Mid Atlantic Medical Svcs., Inc. (NON)           342,160
  7,100   Odyssey Healthcare, Inc. (NON)                   248,358
 19,600   Pediatrix Medical Group, Inc. (NON)              784,000
 23,000   Steris Corp. (NON)                               610,190
  5,800   Triad Hospitals, Inc. (NON)                      211,700
                                                     -------------
                                                         5,430,263
Insurance (0.5%)
------------------------------------------------------------------
 12,300   Willis Group Holdings, Ltd.(United Kingdom)
          (NON)                                            376,380

Investment Banking/Brokerage (1.1%)
------------------------------------------------------------------
  4,200   Eaton Vance Corp.                                120,582
 11,000   Federated Investors, Inc.                        294,800
 13,900   T Rowe Price Group, Inc.                         392,397
                                                     -------------
                                                           807,779
Leisure (0.8%)
------------------------------------------------------------------
 11,700   Multimedia Games, Inc. (NON)                     259,740
  5,000   Polaris Industries, Inc.                         314,950
                                                     -------------
                                                           574,690
Lodging/Tourism (0.3%)
------------------------------------------------------------------
 18,600   Extended Stay America, Inc. (NON)                232,500

Machinery (1.3%)
------------------------------------------------------------------
 20,200   FLIR Systems, Inc. (NON)                         956,066

Manufacturing (0.4%)
------------------------------------------------------------------
  9,000   IDEX Corp.                                       270,360

Medical Technology (5.4%)
------------------------------------------------------------------
 13,000   American Medical Systems Holdings, Inc. (NON)    181,870
 36,000   Conceptus, Inc. (NON)                            501,480
 18,100   DENTSPLY International, Inc. (NON)               668,252
 69,800   Kyphon, Inc. (NON)                               660,308
 14,000   Respironics, Inc. (NON)                          447,160
 25,000   Serologicals Corp. (NON)                         240,750
  9,300   SurModics, Inc. (NON)                            318,246
 16,300   Varian Medical Systems, Inc. (NON)               785,986
  5,200   Zoll Medical Corp. (NON)                         168,740
                                                     -------------
                                                         3,972,792
Metals (0.1%)
------------------------------------------------------------------
  8,600   Liquidmetal Technologies (NON)                    68,714

Oil & Gas (0.4%)
------------------------------------------------------------------
 10,100   Noble Corp. (NON)                                326,432

Pharmaceuticals (0.3%)
------------------------------------------------------------------
 31,000   Salix Pharmaceuticals, Ltd. (NON)                254,200

Restaurants (1.8%)
------------------------------------------------------------------
 22,950   Applebee's International, Inc.                   545,981
 17,000   CBRL Group, Inc.                                 398,310
  7,800   P.F.Chang's China Bistro, Inc. (NON)             269,100
  2,600   Panera Bread Co. (NON)                            84,500
                                                     -------------
                                                         1,297,891
Retail (10.5%)
------------------------------------------------------------------
 24,533   99 Cents Only Stores (NON)                       663,618
 15,100   A.C.Moore Arts &Crafts, Inc. (NON)               237,674
 11,900   Advance Auto Parts, Inc. (NON)                   637,245
 10,000   AutoZone, Inc. (NON)                             857,700
 35,700   Big 5 Sporting Goods Corp. (NON)                 421,617
 23,400   Big Lots, Inc. (NON)                             388,440
 25,800   Chico's FAS, Inc. (NON)                          497,940
 13,000   Dollar Tree Stores, Inc. (NON)                   341,770
 13,100   Family Dollar Stores, Inc.                       403,349
 22,000   Gart Sports Co. (NON)                            409,640
 16,800   Michaels Stores, Inc. (NON)                      755,328
 22,000   Movie Gallery, Inc. (NON)                        400,180
  9,200   PETsMART, Inc. (NON)                             175,812
 10,600   Ross Stores, Inc.                                443,610
 16,200   Too, Inc. (NON)                                  409,860
  9,300   Whole Foods Market, Inc. (NON)                   433,882
 10,000   Williams-Sonoma, Inc. (NON)                      238,000
                                                     -------------
                                                         7,715,665
Schools (2.2%)
------------------------------------------------------------------
 12,550   Apollo Group, Inc. Class A (NON)                 520,825
 14,100   Career Education Corp. (NON)                     565,551
 15,000   Education Management Corp. (NON)                 550,500
                                                     -------------
                                                         1,636,876
Semiconductor (4.3%)
------------------------------------------------------------------
 19,300   ASM International NV (Netherlands) (NON)         245,110
 15,500   Cymer, Inc. (NON)                                389,360
  9,500   DuPont Photomasks, Inc. (NON)                    198,455
 25,200   LAM Research Corp. (NON)                         317,268
 62,300   LTX Corp. (NON)                                  386,260
 41,100   Mykrolis Corp. (NON)                             230,571
 21,800   Novellus Systems, Inc. (NON)                     688,880
 17,400   Photon Dynamics, Inc. (NON)                      373,404
 19,600   Rudolph Technologies, Inc. (NON)                 334,768
                                                     -------------
                                                         3,164,076
Shipping (2.1%)
------------------------------------------------------------------
  8,100   Arkansas Best Corp. (NON)                        242,595
 27,191   Heartland Express, Inc. (NON)                    533,759
 22,200   Knight Transportation, Inc. (NON)                438,228
 36,700   SCS Transportation, Inc. (NON)                   333,970
                                                     -------------
                                                         1,548,552
Software (4.7%)
------------------------------------------------------------------
 22,400   Cognos, Inc.(Canada) (NON)                       443,967
 43,500   Concord Communications, Inc. (NON)               317,985
 14,500   Digital Insight Corp. (NON)                      151,090
 33,400   Documentum, Inc. (NON)                           487,974
 14,200   Internet Security Systems, Inc. (NON)            262,132
 16,700   Manhattan Associates, Inc. (NON)                 375,416
 64,600   Matrixone, Inc. (NON)                            169,898
 21,000   NETIQ Corp. (NON)                                296,310
 38,000   Verisity, Ltd. (NON)                             615,600
 44,800   webMethods, Inc. (NON)                           323,904
                                                     -------------
                                                         3,444,276
Staffing (0.3%)
------------------------------------------------------------------
  7,100    Hewitt Associates, Inc. Class A (NON)           209,095

Technology Services (0.4%)
------------------------------------------------------------------
 40,800   BearingPoint, Inc. (NON)                         318,240

Telecommunications (0.4%)
------------------------------------------------------------------
 39,000   Citizens Communications Co. (NON)                324,480

Waste Management (1.2%)
------------------------------------------------------------------
 24,000   Waste Connections, Inc. (NON)                    877,920
                                                     -------------
Total Common Stocks (cost $60,306,812)                 $56,002,725

Convertible Preferred Stocks (18.7%) (a)
------------------------------------------------------------------
NUMBER OF SHARES                                             VALUE
------------------------------------------------------------------
  426,985 Capella Education Co., Inc. zero % cv.
          pfd.(Private)
          (acquired 2/14/02,cost $5,009,274) (RES)      $5,123,820
------------------------------------------------------------------
1,916,321 CommVault Systems zero % cv.
          pfd.(Private)
          (acquired 1/30/02,cost $6,011,031) (RES)       5,691,473
------------------------------------------------------------------
  500,000 Refractec Ser. D zero % cv.
          pfd.(Private)
          (acquired 8/16/02,cost $3,000,000) (RES) (AFF) 3,000,000
------------------------------------------------------------------
Total Convertible Preferred Stocks (cost $14.020,305)  $13,815,293
------------------------------------------------------------------

Short-Term Investments(6.5%) (a)
------------------------------------------------------------------
PRINCIPAL AMOUNT                                             VALUE
------------------------------------------------------------------
$2,817,000 Repurchase agreement dated October 31,2002
           with Goldman Sachs &Co. due November 1,2002,
           with respect to various U.S. Government
           obligations -- maturity value of $2,817,149
           for an effective yield of 1.91%              $2,817,000
------------------------------------------------------------------
2,000,000  Jupiter Securities Corp. for an effective
           yield of 1.77%, November 6,2002               1,999,500
------------------------------------------------------------------
Total Short-Term Investments (cost $4,816,500)          $4,816,500
------------------------------------------------------------------
Total Investments (cost $79,143,617)                   $74,634,518
------------------------------------------------------------------

  (a) Percentages indicated are based on net assets of $73,682,047.

(NON) Non-income-producing security.

(RES) Restricted, excluding 144A securities, as to public resale. The total market value of restricted securities held at October 31,2002,was $13,815,293 or 18.7% of net assets.

(AFF) Affiliated Companies.

The accompanying notes are an integral part of these financial statements.




STATEMENT OF ASSETS AND LIABILITIES
October 31,2002
Assets
----------------------------------------------------------------------------------------
Investments in securities, at value (identified cost $79,143,617)(Note 1)    $74,634,518
----------------------------------------------------------------------------------------
Cash                                                                                 173
----------------------------------------------------------------------------------------
Dividends and interest receivable                                                  5,906
----------------------------------------------------------------------------------------
Receivable for shares of the fund sold                                            64,001
----------------------------------------------------------------------------------------
Receivable for securities sold                                                    38,411
----------------------------------------------------------------------------------------
Total assets                                                                 $74,743,009
----------------------------------------------------------------------------------------

Liabilities
----------------------------------------------------------------------------------------
Payable for securities purchased                                                 593,558
----------------------------------------------------------------------------------------
Payable for shareholder servicing fees (Note 2)                                   56,702
----------------------------------------------------------------------------------------
Payable for compensation of Manager (Note 2)                                     191,380
----------------------------------------------------------------------------------------
Payable for investor servicing and custodian fees (Note 2)                        16,884
----------------------------------------------------------------------------------------
Payable for compensation of Trustees (Note 2)                                     18,749
----------------------------------------------------------------------------------------
Payable for administrative services (Note 2)                                      11,669
----------------------------------------------------------------------------------------
Other accrued expenses                                                           172,020
----------------------------------------------------------------------------------------
Total liabilities                                                              1,060,962
----------------------------------------------------------------------------------------
Net assets                                                                   $73,682,047
----------------------------------------------------------------------------------------

Represented by
----------------------------------------------------------------------------------------
Paid-in capital (Notes 1 and 6)                                              $91,541,566
----------------------------------------------------------------------------------------
Accumulated net realized loss on investments (Note 1)                        (13,350,420)
----------------------------------------------------------------------------------------
Net unrealized depreciation of investments                                    (4,509,099)
----------------------------------------------------------------------------------------
Total--Representing net assets applicable to capital shares outstanding      $73,682,047
----------------------------------------------------------------------------------------

Computation of net asset value
----------------------------------------------------------------------------------------
Net asset value and redemption price per common share
($73,682,047 divided by 3,897,584 shares)                                         $18.91
----------------------------------------------------------------------------------------
Offering price per class common share (100/95.50 of $18.91)*                      $19.80
----------------------------------------------------------------------------------------

* On single retail sales of less than $500,000.On sales of $500,000 or more and on group sales, the offering price is reduced.

The accompanying notes are an integral part of these financial statements.





STATEMENT OF OPERATIONS
Year ended October 31, 2002
----------------------------------------------------------------------------------------
Investment income:
----------------------------------------------------------------------------------------
Interest                                                                        $290,727
----------------------------------------------------------------------------------------
Dividends                                                                         91,695
----------------------------------------------------------------------------------------
Total investment income                                                          382,422
----------------------------------------------------------------------------------------

Expenses:
----------------------------------------------------------------------------------------
Compensation of Manager (Note 2)                                               1,027,416
----------------------------------------------------------------------------------------
Investor servicing and custodian fees (Note 2)                                    92,750
----------------------------------------------------------------------------------------
Compensation of Trustees (Note 2)                                                 75,000
----------------------------------------------------------------------------------------
Administrative services (Note 2)                                                  85,618
----------------------------------------------------------------------------------------
Shareholder servicing fees (Note 2)                                              199,993
----------------------------------------------------------------------------------------
Offering costs (Note 1)                                                          309,137
----------------------------------------------------------------------------------------
Other                                                                            162,599
----------------------------------------------------------------------------------------
Fees waived and reimbursed by Manager (Note 2)                                   (59,443)
----------------------------------------------------------------------------------------
Total expenses                                                                 1,893,070
----------------------------------------------------------------------------------------
Expense reduction (Note 2)                                                        (6,997)
----------------------------------------------------------------------------------------
Net expenses                                                                   1,886,073
----------------------------------------------------------------------------------------
Net investment loss                                                           (1,503,651)
----------------------------------------------------------------------------------------
Net realized loss on investments (Notes 1 and 3)                             (11,906,349)
----------------------------------------------------------------------------------------
Net unrealized depreciation of investments during the year                      (898,909)
----------------------------------------------------------------------------------------
Net loss on investments                                                      (12,805,258)
----------------------------------------------------------------------------------------
Net decrease in net assets resulting from operations                        $(14,308,909)
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.





STATEMENT OF CHANGES IN NET ASSETS
                                                          For the period
                                                           July 30,2001
                                                           (commencement
                                         Year ended      of operations) to
                                      October 31, 2002    October 31, 2001
--------------------------------------------------------------------------
Increase (decrease) in net assets
--------------------------------------------------------------------------
Operations:
--------------------------------------------------------------------------
Net investment income (loss)           $(1,503,651)                 $2,905
--------------------------------------------------------------------------
Net realized loss on investments       (11,906,349)             (1,444,071)
--------------------------------------------------------------------------
Net unrealized depreciation
of investments                            (898,909)             (3,610,190)
--------------------------------------------------------------------------
Net decrease in net assets resulting
from operations                        (14,308,909)             (5,051,356)
--------------------------------------------------------------------------

Distributions to common shareholders:(Note 1)
--------------------------------------------------------------------------
From net investment income                (132,237)                     --
--------------------------------------------------------------------------
Return of capital                           (3,502)                     --
--------------------------------------------------------------------------

Capital share transactions:
--------------------------------------------------------------------------
Proceeds from shares issued              7,019,410              90,859,292
--------------------------------------------------------------------------
Reinvestment of distributions               94,256                      --
--------------------------------------------------------------------------
Cost of shares repurchased (Note 5)     (4,894,907)                     --
--------------------------------------------------------------------------
Net increase from capital
share transactions                       2,218,759              90,859,292
--------------------------------------------------------------------------
Total increase (decrease) in
net assets                             (12,225,889)             85,807,936
--------------------------------------------------------------------------

Net assets
--------------------------------------------------------------------------
Beginning of year (Note 6)              85,907,936                 100,000
--------------------------------------------------------------------------
End of year (including undistributed
net investment income of $-- and
of $78,975,respectively)               $73,682,047             $85,907,936
--------------------------------------------------------------------------

Number of fund shares
--------------------------------------------------------------------------
Shares outstanding at beginning of
year (Note 6)                            3,827,683                   4,188
--------------------------------------------------------------------------
Shares issued                              303,850               3,823,495
--------------------------------------------------------------------------
Shares issued in connection with
reinvestment of distributions                3,942                      --
--------------------------------------------------------------------------
Shares repurchased (Note 5)               (237,891)                     --
--------------------------------------------------------------------------
Shares outstanding at end of year        3,897,584               3,827,683
--------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.





STATEMENT OF CASH FLOWS
For the year ended October 31,2002

--------------------------------------------------------------------------
Decrease in cash
--------------------------------------------------------------------------
Cash flows from operating activities:
--------------------------------------------------------------------------
Net decrease in net assets from operations                    $(14,308,909)
--------------------------------------------------------------------------
Adjustments to reconcile net decrease in net assets from
operations to net cash used in operating activities:
--------------------------------------------------------------------------
Purchase of investment securities                             (113,165,342)
--------------------------------------------------------------------------
Proceeds from disposition of investment securities              73,651,641
--------------------------------------------------------------------------
Sale of short-term investment securities, net                   49,912,154
--------------------------------------------------------------------------
Increase in dividends and interest receivable                       (1,340)
--------------------------------------------------------------------------
Decrease in receivables for securities sold                        288,979
--------------------------------------------------------------------------
Decrease in other assets                                           245,422
--------------------------------------------------------------------------
Decrease in payable for securities purchased                   (12,474,631)
--------------------------------------------------------------------------
Increase in payable for shareholder servicing fees                   9,510
--------------------------------------------------------------------------
Decrease in payable for compensation of Manager                    (23,086)
--------------------------------------------------------------------------
Decrease in payable for investor servicing and custodian fees       (5,188)
--------------------------------------------------------------------------
Decrease in payable for administration services                     (9,231)
--------------------------------------------------------------------------
Decrease in other accrued expenses                                (277,280)
--------------------------------------------------------------------------
Net realized loss on investments                                11,906,349
--------------------------------------------------------------------------
Net unrealized depreciation on investments during the year         898,909
--------------------------------------------------------------------------
Net cash used in operating and investing activities             (3,352,043)
--------------------------------------------------------------------------
Cash flows from financing activities:
--------------------------------------------------------------------------
Proceeds from shares sold                                        8,277,988
--------------------------------------------------------------------------
Payment of shares redeemed                                      (4,894,907)
--------------------------------------------------------------------------
Cash distributions paid                                            (41,483)
--------------------------------------------------------------------------
Net cash provided by financing activities                        3,341,598
--------------------------------------------------------------------------
Net decrease in cash                                               (10,445)
--------------------------------------------------------------------------
Cash balance, beginning of year                                     10,618
--------------------------------------------------------------------------
Cash balance, end of year                                             $173
--------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




FINANCIAL HIGHLIGHTS

(For a common share outstanding throughout the period)


Per-share                                                                For the period
operating performance                                    Year ended      July 30, 2001+
                                                           Oct.31          to Oct.31
---------------------------------------------------------------------------------------
                                                            2002              2001
---------------------------------------------------------------------------------------
Net asset value,
beginning of period                                       $22.44            $23.88
---------------------------------------------------------------------------------------
Investment operations:
Net investment income (loss)(a)(b)                          (.38)               -- (e)
---------------------------------------------------------------------------------------
Net realized and unrealized
loss on investments                                        (3.11)            (1.44)
---------------------------------------------------------------------------------------
Total from
investment operations                                      (3.49)            (1.44)
---------------------------------------------------------------------------------------
Less distributions:
From net investment income                                  (.04)               --
---------------------------------------------------------------------------------------
From return of capital                                        -- (e)            --
---------------------------------------------------------------------------------------
Total distributions                                         (.04)               --
---------------------------------------------------------------------------------------
Net asset value,
end of period                                             $18.91            $22.44
---------------------------------------------------------------------------------------
Total return at
net asset value(%)(c)                                     (15.61)            (6.03)*
---------------------------------------------------------------------------------------

Ratios and supplemental data
---------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                                           $73,682           $85,908
---------------------------------------------------------------------------------------
Ratio of expenses to
average net assets(%)(b)(d)                                 2.21               .58*
---------------------------------------------------------------------------------------
Ratio of net investment
loss to average net assets (%)(b)                          (1.76)               --*
---------------------------------------------------------------------------------------
Portfolio turnover rate (%)                               102.88             11.20*
---------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment income (loss) has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses of the fund for the periods ended
    October 31,2001 and October 31,2002 reflect a reduction of 0.04%and 0.07%, respectively, based on average net assets.

(c) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(d) Includes amounts paid through expense offset arrangements.

(e) Amount represents less than $0.01 per share.



NOTES TO FINANCIAL STATEMENTS

October 31, 2002

Note 1 Significant accounting policies
--------------------------------------------------------------------------

TH Lee, Putnam Emerging Opportunities Portfolio (the"fund "), is a series of TH Lee, Putnam Investment Trust (the "trust") which is registered under the Investment Company Act of 1940, as amended, as a non-diversified closed-end management investment company. The objective of the fund is to seek long-term capital appreciation by investing at least 80% of its total assets in publicly traded growth stocks and privately issued venture capital investments. The fund may invest up to 50% of its portfolio in private equity investments as well as up to 5% of its assets in private equity funds.

The fund offers its shares at net asset value plus a maximum front-end sales charge of 4.50%. The fund provides a limited degree of liquidity to its shareholders by conducting quarterly repurchase offers. In each repurchase offer, the fund intends to repurchase 5% of its outstanding shares at their net asset value. The fund may also, at any time, conduct additional sales of its shares to Qualified Investors, as defined in the Investment Advisors Act of 1940.

The following is a summary of significant accounting policies consistently followed by the fund in the preparation of its financial statements. The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.


A) Security valuation

Investments for which market quotations are readily available are stated at market value, which is determined using the last reported sales price on its principal exchange, or if no sales are reported-- as in the case of some securities traded over-the-counter--the last reported bid price. Market quotations are not considered to be readily available for private equity securities: such investments are initially valued at cost and then stated at fair value following procedures approved by the Trustees. As part of those procedures, TH Lee, Putnam Capital Management, LLC (the "Manager "),a subsidiary of Putnam, LLC ("Putnam") and TH Lee, Putnam Capital, LLC (a joint venture of Putnam and Thomas H. Lee Partners, LP)will monitor each fair valued security on a daily basis and may adjust its value based on such factors as the financial and/or operating results, the general developments in the issuer's business including products and services offered, management changes, changes in contracts with customers, issues relating to financing, the likelihood of a public offering, the liquidity of the security, any legal or contractual restrictions, the value of an unrestricted related public security and other analytical data. Securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate. For foreign investments, if trading or events occurring in other markets after the close of the principal exchange in which the securities are traded are expected to materially affect the value of the investments, then those investments are valued, taking into consideration these events, at their fair value. Short-term investments having remaining maturities of 60 days or less are stated at amortized cost, which approximates market value.

B) Repurchase agreements

The fund, or any joint trading account, through its custodian, receives delivery of the underlying securities, the market value of which at the time of purchase is required to be in an amount at least equal to the resale price including accrued interest. Collateral for certain tri-party repurchase agreements is held at the counterparty's custodian in a segregated account for the benefit of the fund and the counterparty. The Manager is responsible for determining that the value of these underlying securities is at all times at least equal to the resale price, including accrued interest.

C) Security transactions and related investment income

Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Gains or losses on securities sold are determined on the identified cost basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the fund is informed of the ex-dividend date. Non-cash dividends, if any, are recorded at the fair market value of the securities received.


D) Federal taxes


It is the policy of the fund to distribute all of its taxable income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies. It is also the intention of the fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code of 1986, as amended. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation on securities held nor for excise tax on income and capital gains. At October 31, 2002, the fund had a capital loss carryover of approximately $13,322,000 available to the extent allowed by tax law to offset future net capital gains, if any. The amount of the carryover and the expiration dates are:

Loss Carryover      Expiration
-----------------------------------
$1,399,000          October 31,2009
11,923,000          October 31,2010

E) Distributions to shareholders

Distributions to shareholders from net investment income are recorded by the fund on the ex- dividend date. Distributions from capital gains, if any, are recorded on the ex-dividend date and paid at least annually. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. These differences include a temporary difference of losses on wash sale transactions, organization costs, net operating loss and non-deductible offering costs. Reclassifications are made to the fund's capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations. For the year ended October 31, 2002, the fund reclassified $1,556,913 to decrease distributions in excess of net investment income and $1,556,913 to decrease paid-in-capital. The calculation of net investment income per share in the financial highlights table excludes these adjustments.

The tax basis components of distributable earnings and the federal tax cost as of period end were as follows:

Unrealized appreciation                                 $5,631,419
Unrealized depreciation                                (10,168,492)
                                                    --------------
Net unrealized depreciation                             (4,537,073)
Undistributed ordinary income                                   --
Capital loss carryforward                              (13,322,447)
Post-October loss                                               --
Cost for federal income tax purposes                   $79,171,591


F) Organizational expense and offering costs

The fund is responsible for all fees, expenses and disbursements in connection with its organization and initial issue of its shares. The organizational fees are expensed as incurred. Because the fund is closed-end with a continuous offering period, the offering costs were amortized on a straight-line basis over a twelve-month period.

G) Deal related costs

Deal related costs are comprised primarily of legal and consulting costs incurred in connection with private equity investment transactions of the fund, whether or not consummated. Deal related costs that are attributable to existing private equity securities are added to the cost basis of the investments. All other deal related costs are expensed as incurred.

H) Statement of Cash Flows

The cash amount shown in the Statement of cash flows is the amount reported as cash in the fund's Statement of assets and liabilities and represents cash on hand at its custodian and does not include any short-term investments at October 31,2002.

Note 2 Management fee, administrative services and other transactions
--------------------------------------------------------------------------


The fund has entered into a Management Contract with the Manager. As compensation for the services rendered and expenses borne by the Manager, the fund pays the Manager a fee at an annual rate of 1.20% of the average daily net assets of the fund, computed daily and payable monthly.


In addition, the fund will accrue daily a liability for incentive fees payable equal to 20% of the realized and unrealized gains less realized and unrealized losses on the fund's private equity holdings. The fund will not accrue an incentive fee unless all realized and unrealized losses from prior periods have been offset by realized (and, where applicable unrealized)gains. The fund will pay annually, on December
31, to the Manager a fee equal to 20% of the aggregate incentive fee base, calculated from the commencement of the fund's operations, less the cumulative amount of the incentive fee paid to the Manager in previous periods. The incentive fee base for a private equity security equals realized gains less realized and unrealized losses until the issuer of the security has completed an initial public offering and any applicable lock-up period has expired and, thereafter, equals realized and unrealized gains less realized and unrealized losses. In the case of private equity funds, the incentive fee base equals the sum of all amounts that are actually distributed to the fund less realized and unrealized losses. The fund does not pay any incentive fee on a private equity holding until the fund sells the holding or the holding becomes freely sellable. For the year ended October 31, 2002, there were no incentive fees paid.

The Manager has agreed to limit its compensation (and, to the extent necessary, bear other expenses) through October 31, 2003, to the extent that expenses of the fund (exclusive of the incentive fee, interest expense on any borrowings, offering costs and any extraordinary expenses)exceed an annual rate of 1.85% of its average daily net assets.


The fund has entered into an Administrative Services Contract with Putnam Fiduciary Trust Company ("PFTC"), an affiliate of the Manager, to provide administrative services, including fund accounting and the pricing of the fund shares. As compensation for the services, the fund pays PFTC a fee at an annual rate of 0.10% of the average daily net assets of the fund, computed daily and payable monthly.


Custodial functions for the fund's assets are provided by PFTC.
Investor servicing agent functions are provided by Putnam Investor Services, a division of PFTC.

The fund has entered into an arrangement with PFTC whereby credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's expenses. For the year ended October
31,2002,the fund's expenses were reduced by $6,997 under these arrangements.

Each independent Trustee of the fund receives an annual Trustee fee of $25,000. Trustees receive additional fees for attendance at certain committee meetings.

The fund intends to pay compensation to selected brokers and dealers that are not affiliated with the fund, the Manager or Putnam, that hold shares for their customers in accordance with the shareholder servicing agreements between the fund and the brokers and dealers. The shareholder servicing fee is accrued daily and payable quarterly at an annual rate of 0.25% of the average daily net assets attributable to outstanding shares beneficially owned by customers of the brokers and dealers.

For the year ended October 31, 2002, Putnam Retail Management, acting as underwriter received net commissions of $32,993 from the sale of common shares.


Note 3 Purchases and sales of securities
----------------------------------------------------------------------------

During the year ended October 31, 2002, cost of purchases and proceeds from sales of investment securities other than short-term investments aggregated $113,165,342 and $73,651,641, respectively. There were no purchases and sales of U.S. government obligations.

Note 4 Transactions with affiliated issuers
----------------------------------------------------------------------------
Transactions during the period with companies in which the fund owned at least 5% of the voting securities were as follows:

Name of Affiliates  Purchase Cost  Sales Cost  Dividend Income  Market Value

Refractec             $3,000,000          $--              $--    $3,000,000

Market value amounts are shown for issues that are affiliated at period end.

Note 5 Share repurchase
----------------------------------------------------------------------------
To provide liquidity to the shareholders, the fund has a policy of making offers to repurchase a portion of its shares on a quarterly basis, in January, April, July and October of each year. Repurchase offers are made for at least 5% but no more than 25% of the fund's then outstanding shares at net asset value. Repurchase offers are scheduled to commence each quarter and be completed the following month. During the year ended October
31, 2002, the fund repurchased 237,891 shares valued at $4,894,907.

Note 6 Initial capitalization and offering of shares
----------------------------------------------------------------------------

The trust was established as a Massachusetts business trust on May 4,2001.During the period May 4,2001 to July 30,2001 (commencement of operations) the fund had no operations other than those related to organizational matters, including the initial capital contribution of $156,250,the payment of $56,250 of organizational expenses and the issuance of 4,188 shares to the Manager on July 18,2001.


At October 31, 2002, the Manager owned 193,960 shares of the fund
(5.0% of shares outstanding) valued at $3,667,784.

Federal tax information
(Unaudited)

For the year ended October 31, 2002, a portion of the fund's distribution represents a return of capital and is therefore not taxable to shareholders.

The Form 1099 you receive in January 2003 will show the tax status of all distributions paid to your account in calendar 2002.




PART C

OTHER INFORMATION

Item 24.  Financial Statements and Exhibits.

1. a. Financial Statements included in part A - for the fiscal period ended October 31, 2002 and the semi-annual period ended April 30, 2002.


Financial Highlights


b. Financial Statements included in part B - for the fiscal period ended October 31, 2002 and the semi-annual period ended April 30, 2002.


Portfolio of Investments

Financial Highlights

Statement of Assets and Liabilities

Statement of Operations

Statement of Changes in Net Assets


Statement of Cash Flows


c. Financial Statements included in part C - None

2. Exhibits.

a. Agreement and Declaration of Trust, dated May 4, 2001 - Incorporated by reference to the Registrant's Initial Registration Statement.

b. Bylaws - Incorporated by reference to the Registrant's Initial
Registration Statement.

c. Not applicable.

d.(1) Portions of Agreement and Declaration of Trust Relating to Shareholders' Rights - Incorporated by reference to the Registrant's Initial Registration Statement.

(2) Portions of Bylaws Relating to Shareholders' Rights - Incorporated by reference to the Registrant's Initial Registration Statement.


e. Dividend Reinvestment Plan Agency Agreement, between the Registrant and Putnam Fiduciary Trust Company - Incorporated by reference to
Post-Effective Amendment no. 1 to Registrant's Registration Statement.


f. Not applicable.


g. Investment Management Contract between the Registrant and TH Lee, Putnam Capital Management, L.L.C. - Incorporated by reference to
Post-Effective Amendment no. 1 to Registrant's Registration Statement.

h.(1) Distributing Agreement, between the Registrant and Putnam Retail Management - Incorporated by reference to Post-Effective Amendment no. 1 to Registrant's Registration Statement.


(2) Form of Dealer Sales Contract and Addendum to Dealer Sales Contract
- Incorporated by reference to the Registrant's Initial Registration
Statement.


(3) Investor Servicing Agreement, between the Registrant and Putnam Fiduciary Trust Company - Incorporated by reference to Post-Effective Amendment no. 1 to Registrant's Registration Statement.


i. Not applicable.


j. Custodian Agreement, between the Registrant and Putnam Fiduciary Trust Company - Incorporated by reference to Post-Effective Amendment no. 1 to Registrant's Registration Statement.


k. Not applicable.


l.(1) Opinion of Goodwin Procter LLP, dated July 24, 2001 - Incorporated by reference to Post-effective Amendment no. 1 to Registrant's
Registration Statement.

(2) Consent of Goodwin Procter LLP -- Incorporated by reference to Post-Effective Amendment no. 1 to Registrant's Registration Statement.


m. Not applicable.

n. Consent of Independent Accountants.

o. Not applicable.

p. Initial Capital Agreement - Incorporated by reference to the Registrant's Initial Registration Statement.

q. Not applicable.

r.(1) Fund's Code of Ethics - Incorporated by reference to the Registrant's Initial Registration Statement.

(2) Manager's Code of Ethics. - Incorporated by reference to the
Registrant's Initial Registration Statement.

s. Consent of Thomas H. Lee to be named as a person who may become a Trustee - Incorporated by reference to the Registrant's Initial
Registration Statement.

Item 25.  Marketing Arrangements.

Reference is made to the Distribution Agreement, dated July 27, 2001.

Item 26.  Other Expenses of Issuance and Distribution.

None.

Item 27.  Persons Controlled by or Under Common Controlled With

Registrant.


As of December 31, 2002, Putnam LLC and its affiliates own a majority of the interest in and control TH Lee, Putnam Capital
Management, LLC. As of that date, Putnam LLC owned more than 25% of the voting securities of, and may be deemed to control, the following funds:


Putnam Asset Allocation Fund: Conservative Portfolio


Putnam Growth Fund Putnam


International Blend Fund
Putnam International Fund 2000
Putnam Small Cap Growth Fund

Item 28.  Number of Holders of Securities.


As of December 31, 2002, the common shares of the Fund, par value
$0.01 per share, were held in 1441 accounts.


Item 29.  Indemnification.

Article VIII of the Registrant's Agreement and Declaration of Trust provides as follows:

Trustees, Officers, etc.

Section 1. The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a "Covered Person") against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated in any such action, suit or other proceeding (a) not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interest of the Trust or (b) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), shall be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article, provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking, (b) the Trust shall be insured against losses arising from any such advance payments or (c) either a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter), or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial type inquiry) that there is reason to believe that such Covered Person will be found entitled to indemnification under this Article.

Compromise Payment

Section 2. As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, that such Covered Person either (a) did not act in good faith in the reasonable belief that his or her action was in the best interests of the Trust or (b) is liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, indemnification shall be provided if (a) approved as in the best interests of the Trust, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and is not liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry) to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and that such indemnification would not protect such Covered Person against any liability to the Trust to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Trust or to have been liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office.

Indemnification Not Exclusive

Section 3. The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which such Covered Person may be entitled. As used in this Article VIII, the term "Covered Person" shall include such person's heirs, executors and administrators and a "disinterested Trustee" is a Trustee who is not an "interested person" of the Trust as defined in Section 2(a)(19) of the 1940 Act (or who has been exempted from being an "interested person" by any rule, regulation or order of the Securities and Exchange Commission) and against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending. Nothing contained in this Article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees or officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

Item 30.  Business and Other Connections of Manager and Investments
Adviser.


Except as set forth below, the directors and officers of the Registrant's Manager have been engaged during the past two fiscal years in no business, vocation or employment of a substantial nature other than as directors or officers of the Manager or investment adviser, as applicable, or certain of their corporate affiliates. Certain officers of the Manager serve as officers of some or all of the Putnam funds. The address of the Manager is One Post Office Square, Boston, Massachusetts 02109.



Manager's Directors and Officers     Non-Putnam business and other connections
--------------------------------     -----------------------------------------

Charles E. Haldeman Jr.              Prior to October 2002, Chief Executive
Vice President                       Officer, Lincoln National Investment
                                     Companies, Barnett Way, Barnwood,
                                     Glouster, GL4 3RZ; prior to January 2000,
                                     President and Chief Operating Officer,
                                     United Asset Management, One International
                                     Place, Boston, MA 02109

Richard G. Leibovitch                Prior to February 1999, Managing Director,
Managing Director                    J.P. Morgan, 60 Wall St., New York,
                                     NY 10260


James Malone                         Prior to September 2000, Senior Associate,
Assistant Vice President             Pioneer Group, Inc., 60 State Street,
                                     Boston, MA 02109

Stacy M. Mills                       Prior to April 1999, Vice President,
Senior Vice President                Manager-Financial Accounting and
                                     Internal Reporting, State Street
                                     Corporation, 225 Franklin Street,
                                     Boston, MA 02110

Dirk Morris                          Prior to October 1999, Vice
Managing Director                    President-Global Strategist, Bankers
                                     Trust, Chifley Tower, Sydney NSW
                                     2000 Australia

Kathleen M. Moynihan                 Prior to August 1999, Associate, Bell,
Vice President                       Boyd & Lloyd, 70 W. Madison St.,
                                     Chicago, IL 60602


Stephen M. Oristaglio
Vice President

Robert Salvin                        Prior to July 2000, Chief Financial
Senior Vice President                Officer, Really Easy Internet Inc.,
                                     3925 W. Braker Lane, Austin, TX 78759;
                                     Prior to January 2000, Managing Director,
                                     BancBoston Robertson Stephens,
                                     100 Federal St.,  Boston, MA 02110

Gordon H. Silver
Vice President

Steven Spiegel                       Director, Ultra Diamond and Gold Outlet,
Senior Managing Director             29 East Madison St., Suite 1800,
                                     Chicago, IL 60602; Director, FACES
                                     New York University Medical Center, 550
                                     First Avenue, New York, NY 10016; Trustee,
                                     Babson College, One College Drive,
                                     Wellesley, MA 02157



William J. Sullivan                  Prior to June 1999, Executive Director,
Managing Director                    SBC Warburg Dillion Read, 677 Washington
                                     Blvd, Stamford, CT, 06901

Frederick M. Wynn, Jr.,              Prior to June 2000, Senior Equity Analyst,
Vice President                       Berger Fund Associates, 210 University
                                     Blvd., Denver, CO 80206; Prior to
                                     March 1999, Research Analyst, Eagle
                                     Asset Management, 880 Carillon Parkway,
                                     St. Petersberg, FL 33716


Item 31.  Location of Accounts and Records.

Persons maintaining physical possessions of accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are Registrant's Clerk, William H. Woolverton; Registrant's Manager, TH Lee, Putnam Capital Management, L.L.C.; Registrant's principal underwriter, Putnam Retail Management, L.P.; and Registrant's custodian and transfer agent, Putnam Fiduciary Trust Company. The address of the Clerk, Manager, principal underwriter, custodian and transfer agent is One Post Office Square, Boston, Massachusetts 02109.

Item 32.  Management Services.

None.

Item 33.  Undertakings

(1) The Registrant undertakes to suspend offering of its shares until it amends its prospectus if (1) subsequent to the effective date of this registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.


(2) The undersigned registrant hereby undertakes that:


(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497 (h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(b) For purposes of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


(3) The undersigned registrant hereby undertakes:


(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's Statement of Additional Information.



NOTICE

A copy of the Agreement and Declaration of Trust of TH Lee, Putnam Investment Trust has been filed with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Registrant.


SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on behalf of the undersigned, thereunto duly authorized, in the City of Boston, and The Commonwealth of Massachusetts, on the 28th day of February, 2003.


                                   TH LEE, PUTNAM INVESTMENT TRUST

                                   By:____/s/ Charles A. Ruys de Perez___
                                   Name:  Charles A. Ruys de Perez
                                   Title:  Vice President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated.


Signature                     Title                         Date


/s/ Steven Spiegel
_____________________         President and                 February 28, 2003
Steven Spiegel                Trustee

/s/ Karnig H. Durgarian
_____________________         Principal Executive           February 28, 2003
Karnig H. Durgarian           Officer; Vice President

/s/ Steven D. Krichmar
_____________________         Principal Financial           February 28, 2003
Steven D. Krichmar            Officer; Vice President

/s/ Michael T. Healy
______________________        Principal Accounting          February 28, 2003
Michael T. Healy              Officer; Vice President

/s/ Joseph L. Bower
______________________        Trustee                       February 28, 2003
Joseph L. Bower

/s/ John A. Hill              Trustee                       February 28, 2003
______________________
John A. Hill

/s/ Stephen B. Kay            Trustee                       February 28, 2003
______________________
Stephen B. Kay

/s/ Thomas H. Lee             Trustee                       February 28, 2003
______________________
Thomas H. Lee